Vision. For life.



Advanced Medical Optics, Inc. (AMO) is a global vision care leader. Our product lines serve three markets: eye care, laser vision correction and cataract/implants. Our eye care products include contact lens cleaning and disinfection solutions, contact lens rewetting drops and contact lenses. Our laser vision correction products include excimer lasers, wavefront diagnostic systems and microkeratomes used in corneal refractive surgery. Our cataract/implant products include primarily intraocular lenses, phacoemulsification systems and viscoelastics used in lenticular refractive and cataract surgery. Based in Santa Ana, California, we employ approximately 3,440 people worldwide. We have operations in 24 countries and a presence in more than 60 countries. For more information, visit www.amo-inc.com.

Sales Highlights

(in millions, except percentages)

	2005	2004	2003
SALES BY PRODUCT LINE			
Ophthalmic surgical	$619.8	$413.4	$306.5
Cataract/Implants[A]	496.4	404.0	297.7
Laser vision correction[B]	123.4	9.4	8.8
Eye care	300.9	328.7	295.0
Total sales	$920.7	$742.1	$601.5
SALES MIX BY REGION			
Americas	38%	29%	30%
Europe/Africa/Middle East	32%	36%	35%
Japan	19%	26%	27%
Asia Pacific	11%	9%	8%

[A] Includes acquired Pfizer ophthalmic surgical product sales of $168.4 million and $75.8 million in the years ended December 31, 2005 and 2004, respectively.

[B] Includes acquired VISX laser vision correction sales of $111.1 million in the year ended December 31, 2005.

For additional financial information, see the company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

It inspires, informs, thrills, surprises, enlightens, comforts. It creates memories, confidence, convenience, joy and more. The human eye is extraordinary.

A tiny organ weighing about a quarter of an ounce and measuring about an inch in diameter, it is a complex system that translates light into images and instantly connects us to the world around us. It is so small yet so vital. Across each generation, clear vision enriches our everyday lives. But eyes don't always work perfectly. The eye's shape and age affect how well it refracts light, keeps images focused and allows clear vision. At AMO, we discover and deliver innovations designed to improve the quality of vision — and the quality of life — for people of all ages.

The Vision Care Life Cycle

Virtually everyone will require some form of vision care during their lives. The needs change with age and are usually related to a refractive condition — the ability of the body's optical system to bend light and allow clear vision.

Young people may first seek vision care because the eye's shape inhibits its ability to properly focus light rays on the retina. In other words, they are nearsighted

AGE 10 20 30 40

LASER VISION CORRECTION

Improves vision through use of a laser to change the shape of the cornea.

AMO Brands
STAR S4 IR®
CustomVue®
WaveScan Wavefront®
Amadeus®

Excimer Lasers
An ultraviolet laser used in refractive surgery to remove corneal tissue. LASIK surgery is the most common of all excimer laser procedures.

Wavefront Diagnostics
An individualized (custom) LASIK technology that measures unique imperfections and produces a detailed map of the eye, which is digitally transferred to the laser and provides high levels of precision and accuracy.

CATARACT/IMPLANTS

Improves vision through surgical insertion of an intraocular lens (IOL) into the eye.

AMO Brands
Verisyse®
ReZoom®
Tecnis®
Tecnis® Multifocal
Sovereign®
WhiteStar®
Healon®

Phakic IOLs
An implant placed inside the eye in front of the iris. Unlike IOLs used for cataract surgery, a phakic IOL works in conjunction with the eye's natural lens to treat extreme nearsightedness.

Multifocal IOLs
An implant used in cataract surgery to replace the natural lens with one intended to provide near, intermediate and distance vision with reduced dependence on eyeglasses or contact lenses.

EYE CARE

Improves vision through lenses worn on the eye's surface; solutions used to enhance comfort and cleanliness.

AMO Brands
COMPLETE®
Oxysept 1 Step™
blink™

Contact Lenses
Corrective lenses worn on the surface of the eye and used to correct myopia, hyperopia, presbyopia and astigmatism.

Contact Lens Care Solutions
Products used to clean and disinfect contact lenses. Single-bottle multipurpose solutions are the most commonly used regimen, followed by multi-bottle hydrogen peroxide systems.

SERVICE & EXPERTISE

Assists eye care practitioners with global manufacturing, service, support and expertise.

AMO Brands
AMO Academy
VISX University®

Global Reach
Approximately 3,500 employees skilled in a range of disciplines. Operations in 24 countries and a presence in more than 60 countries.

Manufacturing & Distribution
State-of-the-art manufacturing on three continents. Sophisticated information technology systems. Efficient commercialization, quality assurance and supply chain management processes.

Amadeus is a registered trademark of SIS AG, Surgical Instruments Systems.

(myopic), farsighted (hyperopic) or astigmatic. At around age 40, most people begin to experience presbyopia, which occurs because the natural lens is losing its elasticity and, therefore, its ability to focus light rays on near objects. By age 60, many people also begin to experience cataracts, which further degrade visual function because the natural lens is becoming hard and opaque, blocking the transmission of light rays altogether.

AMO's core strategy and competitive advantage are illustrated in the Vision Care Life Cycle, which depicts the full spectrum of technologies we provide along this continuum of refractive vision care. By combining these technologies with extensive service and expertise, we deliver a complete refractive solution to practitioners and patients.

50 60 70 80+

Iris Registration
Technology that compensates for the eye's rotation during the custom LASIK procedure and aligns the treatment precisely on the cornea, enhancing visual outcomes.

Microkeratomes
Mechanical cutting device used for creating a flap of corneal tissue as part of a LASIK procedure.

Monofocal IOLs
An implant used in cataract surgery to replace the natural lens with one that greatly improves vision at a single focal point. Generally requires the use of reading glasses or bifocals for near- and intermediate-range vision. Aspheric monofocal IOLs are designed to reduce spherical aberrations and allow sharper vision.

Phacoemulsification
A cataract surgical procedure that uses ultrasonic vibration to emulsify the hard, cloudy lens and make it easier to remove through a small incision.

Viscoelastics
A protective gel that is injected into the eye for enhanced stability and control during surgery.

Contact Lens Rewetters
Eye drops used by contact lens wearers to revitalize, freshen and soothe dry eyes.

Artificial Tears
Eye drops designed to mimic the natural constituents of tear film and provide other benefits that alleviate the symptoms of dry eyes.

Professional Education & Training
Practitioner workshops, educational sessions and online training courses. Comprehensive product and usage information, clinical studies, peer-to-peer research and other resources.

Practice Management Tools
Patient education materials, practitioner and staff training on effective patient selection, consumer marketing programs and other practice-building techniques.

Customer Support & Service
Efficient order entry and fulfillment, customer support, technical service and field service capabilities.

To AMO Stockholders, Customers and Friends



$538.1
$601.5
$742.1
$920.7
02
03
04
05

Sales Performance
(in millions)

Annual sales have risen more than 70% since 2002, reflecting primarily growth in sales of the company's core brands and the benefits of strategic acquisitions.

Leonardo da Vinci observed, "The eye is the window of the human body through which it feels its way and enjoys the beauty of the world." Indeed, few gifts contribute more to the quality of our lives than the ability to see. To maintain or improve our sight, virtually all of us will require some form of vision care during our lifetime. The needs change with age and typically revolve around addressing a refractive condition — from teenagers being fitted for contact lenses, to young adults and baby boomers seeking independence from glasses, to seniors hindered by the effects of cataracts.

At AMO, our goal is to discover and deliver innovative refractive vision technologies that optimize the quality of life for people of all ages. We encapsulate this pursuit in a simple phrase: *Vision. For life.* Our strategy for achieving this goal is illustrated in the AMO Vision Care Life Cycle, which depicts the full range of technologies and expertise we bring to bear to help practitioners treat patients at every stage along the continuum of refractive vision care.

We set our strategy in motion nearly four years ago when we spun off from a specialty pharmaceutical company and became an independent medical device company. By maximizing our core strengths and completing several strategic transactions — including the 2004 acquisition of the Pfizer ophthalmic surgical business and the 2005 acquisition of VISX, Incorporated — we have populated our Vision Care Life Cycle with a comprehensive suite of technologically superior products. We have also doubled our annualized revenue to $1 billion, filled our pipeline with promising new innovations, expanded the talent and skill of our worldwide team and increased the efficiency and productivity of our global distribution capability.

With the major components of our strategy now in place, we are transforming AMO into a highly competitive industry leader at a time when new innovations are fueling significant growth in our markets. Around the world we believe:

▷ New materials and modalities are increasing contact lens use,

▷ Excellent visual outcomes and high safety profiles are increasing demand for laser vision correction, and

▷ New intraocular lens (IOL) technologies are expanding treatment options for presbyopia and cataracts.

We are also poised to benefit from macro socioeconomic and demographic trends. Broad economic expansion, especially in China and other emerging markets, is fueling strong demand for vision-related products. And, growth in key demographic segments around the world is expected to enlarge the potential patient base for our products and services for years to come. Consider that:

▷ Most people are introduced to contact lenses in their teens, with new fits becoming increasingly common in children as young as 10. In the U.S. alone, the number of people 18 and younger is forecast to grow 11% between 2000 and 2020.[1]

[1] *U.S. Census Bureau 2000.*

With the major components of our strategy now in place, we are transforming AMO into a highly competitive industry leader at a time when new innovations are fueling significant growth in our markets.

▷ The populous and influential baby boom generation is now between the ages of 42 and 60, the period in life when presbyopia and/or cataracts begin to alter visual function. To appreciate the power of this demographic force, consider that in the U.S., someone turns 50 every seven seconds.[2] Baby boomers see age as a lifestyle choice rather than a chronological imperative, and they have money to spend to maintain their vitality, youthfulness and vision. The 50-and-older group currently earns almost $2 trillion in annual income, controls more than $7 trillion in wealth, owns 77% of all financial assets in America and represents 50% of all discretionary spending power.[3]

▷ Across the globe, people are living longer and senior population totals continue to swell. In 1950, the average life expectancy for Japanese women was 61 years, and for men 58. Since then, it has vaulted to one of the highest in the world: 83 for women and 76 for men.[3] In Europe, the median age of the population is expected to rise to 49 by 2050, from 38 in 2000. When the 21st century began, the world population included approximately 600 million people aged 60 and older. By mid-century, this age group is expected to total more than 2 billion — a number equal to the current combined populations of North America, Europe and India.[4]

Across each of our product lines — eye care, laser vision correction and cataract/implants — we are on the upswing of major technology cycles and global market forces are moving in our favor. By dedicating ourselves to meeting the needs of our customers — thousands of opticians, optometrists and ophthalmologists who treat millions of patients in more than 60 countries — we expect to take full advantage of these conditions to deliver sustained, profitable growth to stockholders. We believe no company is better positioned than AMO.


$3,000
2,500
2,000
1,500
1,000
500
0
$344
$497
$577
$1,451
$1,525
$2,513
$2,835
2002 Dec
2003 Jun
2003 Dec
2004 Jun
2004 Dec
2005 Jun
2005 Dec

Market Capitalization
(in millions)

AMO finished 2005 with a market capitalization of more than $2.8 billion, representing a four-fold increase since the end of 2003.

[2] Leslie Harris "After Fifty: How the Baby Boom Will Redefine The Mature Market" 2003.
[3] Ken Dychtwald "Age Power: How the 21st Century Will Be Ruled By The New Old" 2000.
[4] "World Population Ageing: 1950-2050" United Nations 2001.



Riding goofy-footed on eight inches of fresh powder. Nailing an indy grab like the pros. It's epic! Snowboarding and a ton of other things are easier since I got my contact lenses. Like watching my favorite movies, shooting hoops after school and text messaging my friends :-). Oh yeah, and seeing those algebra equations on the blackboard.

Historically, the average contact lens wearer was between the ages of 18 and 34. Today, however, the increasing ease-of-use and safety profiles of contact lenses are making new fits more common in a wider range of patients, especially young teens. Technological advancements are also making contact lenses a viable refractive option for people well into their 40s and 50s.

EYE CARE

More and more people are becoming contact lens wearers. In fact, in recent years, contact lens sales have grown twice as fast as sales of glasses. This positive trend — which translates into increased demand for AMO's contact lens solutions — is being fueled by expanding patient demographics, new lens materials and improvements in specialty lenses. Historically, the average contact lens wearer was between the ages of 18 and 34. Today, however, the increasing ease-of-use and safety profiles of contact lenses are making new fits more common in a wider range of patients, especially young teens. New specialty designs such as torics and multifocals are making contact lenses a viable refractive option for a greater number of people and extending their contact lens wear well into their 40s and 50s.

Stemming the rate of dropouts by keeping patients satisfied with the contact lens wearing experience also contributes to growth. At AMO, we're constantly working to make sure eye care practitioners receive a positive response to that all-important question: "How do your contacts feel?" Our success is apparent in annual sales of our flagship eye care brands, COMPLETE® multipurpose solution and blink™ eye drops, which have risen 23% and 157%, respectively, since 2003.

Designed to alleviate contact lens discomfort and dryness, our patented COMPLETE MoisturePLUS™ multipurpose formulation contains two artificial tear ingredients, as well as electrolytes and taurine, an amino acid found naturally in tears and ocular tissue. To provide added comfort and relief from dryness, our proprietary blink Contacts™ rewetting drops contain sodium hyaluronate, a naturally occurring substance in the eye's aqueous and vitreous humors shown to increase tear film stability and promote corneal healing.

LASER VISION CORRECTION

In 2005, there were approximately 3.7 million laser vision correction procedures performed throughout the world, and industry sources project that annual figure to rise to approximately 4.9 million by the end of the decade. As the global LASIK leader, we are using our superior technologies, extensive market know-how and global infrastructure to seize this significant growth opportunity.

Many individuals over the age of 21 with hyperopia, myopia or astigmatism can benefit from LASIK. Using AMO's wavefront-guided CustomVue® treatment, surgeons are able to improve their patients' vision, often beyond the correction possible with contact lenses or glasses. We provide our customers the widest range of FDA-approved custom LASIK indications, which means surgeons may be able to offer this more advanced procedure to the vast majority of eligible patients. In certain international markets, our CustomVue® treatment range includes presbyopia as well. Moreover, our customers are the

Incidence of Contact Lens Use by Age

Over the past 10 years, contact lens usage has grown in all age groups, driven primarily by demographics and new specialty lenses. More than 80% of contact lens wearers use a multipurpose solution. Nearly 50% use rewetting drops to lubricate lenses during daily wear.



Age 13-17
1995 11%
2005 17%
Age 18-34
1995 18%
2005 26%
Age 35-49
1995 13%
2005 18%
Age 50+
1995 3%
2005 7%

Source: Gallup Target Market Report on Contact Lens Cleaning & Care, 2005

Last year, there were approximately 3.7 million laser procedures performed to correct myopia, hyperopia or astigmatism. The average age of a U.S. laser vision correction patient was 39. Almost 63% of the laser vision correction patients were between the ages of 30 and 50.[5]

Benefits of Laser Vision Correction Surgery

Eliminating the hassles associated with glasses or contacts ranked as the No. 1 benefit of laser vision correction patients cited in a recent U.S. survey, followed closely by the benefit of having clear vision all the time.

Source: VisionWatch, 2005


No hassle from glasses/contacts
67%
Clear vision all the time
58%
Fewer lifestyle constraints
50%
Easier to play sports
42%
No fear of not being able to see
34%
Better self image
30%
Other
7%

only surgeons with access to our proprietary Iris Registration technology, which precisely aligns the CustomVue® treatment on the patient's cornea to achieve optimal visual outcomes.

LASIK is an elective procedure with the cost typically borne by the patient who, in turn, expects not only an excellent visual outcome but a high-quality, high-touch experience as well. We've attained our 60% share of the U.S. LASIK market by providing doctors an unparalleled level of service and support that helps them build a thriving practice around our technologies and succeed in this private-pay arena.

We are expanding our growth potential by leveraging our global infrastructure and market-leading LASIK technologies to replicate this service-oriented business model in Canada and specific European and Asian markets. We launched our international growth initiative in June 2005 with the completion of the VISX acquisition, and we are already experiencing success. In the second half of 2005, our new custom-capable laser placements and upgrades outside the U.S. rose approximately 24%, compared to the same period last year. These positive placement trends are critical because the custom-capable laser is the fundamental building block that, when surrounded by the proper level of support, creates a profitable revenue stream for practices and AMO.

For patients with higher amounts of myopia or who are not appropriate LASIK candidates, AMO offers the Verisyse® phakic IOL, which a surgeon implants behind the cornea and in front of the iris. We were the first company to bring a phakic IOL to U.S. surgeons with the FDA approval of the Verisyse® lens in 2004. The Verisyse® lens design has a long safety record in Europe, where it has been used for more than 15 years. To date, more than 160,000 lenses with the Verisyse® design have been implanted around the world.

[5] Market Scope Comprehensive Report on the Refractive Market, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended December 31, 2005

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File No. 001-31257

ADVANCED MEDICAL OPTICS, INC.
(Exact name of Registrant as Specified in its Charter)

Delaware (State of Incorporation)	**33-0986820** (I.R.S. Employer Identification No.)
1700 E. St. Andrew Place, Santa Ana, California (Address of principal executive offices)	**92705** (Zip Code)

Registrant's telephone number: (714) 247-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which each class registered
Common Stock, $0.01 par value	New York Stock Exchange
Preferred Stock Purchase Rights	

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Exchange Act. Yes☐ No ☒

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates is approximately $2.1 billion based upon the closing price on the New York Stock Exchange as of June 24, 2005.

Common Stock outstanding as of February 28, 2006: 68,450,579 shares (including 1,397 shares held in treasury).

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's proxy statement for the 2006 annual meeting of stockholders, which proxy statement will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2005.

TABLE OF CONTENTS

PART I

Item 1. Business

AMO was incorporated in Delaware in October 2001 as a subsidiary of Allergan, Inc. (Allergan). Allergan spun-off our company to its stockholders by way of a distribution of all of our shares of common stock on June 29, 2002. As a result of our spin-off from Allergan, we are an independent public company, and Allergan has no continuing stock ownership in us. Unless the context requires otherwise, references to "AMO", the "Company," "we," "us" or "our" refer to Allergan's optical medical device business for the periods prior to June 29, 2002 and to Advanced Medical Optics, Inc. and its subsidiaries for the periods on or after such date.

Overview

We are a global leader in the development, manufacture and marketing of medical devices for the eye. We have two major product lines: ophthalmic surgical and eye care. Our ophthalmic surgical product line provides medical devices for use in the cataract / implant and laser vision correction markets. In the cataract and implant market, we focus on the four key products required for cataract surgery – foldable intraocular lenses, or IOLs, implantation systems, phacoemulsification systems and viscoelastics. In the laser vision correction market, we market laser systems, diagnostic devices, treatment cards and microkeratomes for use in laser eye surgery. Our eye care product line provides a full range of contact lens care products for use with most types of contact lenses. These products include single-bottle, multi-purpose cleaning and disinfecting solutions, hydrogen peroxide-based disinfecting solutions, daily cleaners, enzymatic cleaners and contact lens rewetting drops. In addition, we sell contact lenses in Europe and Asia. Our products are sold in approximately 60 countries and we have direct operations in over 20 countries.

In June 2004, we completed our acquisition of Pfizer Inc.'s surgical ophthalmic business, which expanded our viscoelastic and IOL product offerings, allowing us to offer a more comprehensive portfolio of products required to perform cataract surgery. We acquired the *Healon* family of viscoelastic products and the *Tecnis* and *CeeOn* IOL brands. The addition of the *Healon* family, one of the leading viscoelastic brands, significantly expanded our viscoelastic product line. The *Tecnis* and *CeeOn* IOL brands further strengthened our position in the ophthalmic surgery market with the *Tecnis* Multifocal IOL brand further expanding our refractive IOL portfolio. We also acquired the *Baerveldt* glaucoma shunt, or drainage device, which provided an entry for us into the glaucoma market.

In May 2005, we acquired VISX, Incorporated, the global leader in laser vision correction. As a result of the VISX acquisition, we are a leader in the design and development of proprietary technologies and systems for laser vision correction of refractive vision disorders. Our products include the *VISX STAR* Excimer Laser System, which is a fully integrated ophthalmic medical device incorporating an excimer laser and a computer driven workstation; the *VISX WaveScan* System, which is a diagnostic device that uses laser beam technology to measure comprehensive refractive errors of the eye and derive comprehensive refractive information about a patient's individual optical system; and *VISX* treatment cards, which provide the user with specific access to proprietary software and are required to operate the *VISX STAR* Excimer Laser System.

Industry

Vision and Vision Impairment.

- *How Vision Works.* Vision is enabled by the cornea and the lens, which work together to focus light, and the iris, which regulates the amount of light that passes through the cornea onto the retina. The retina contains light-sensitive receptors that transmit the image through the optic nerve to the brain.

- *Cataracts.* Cataracts are an irreversible progressive ophthalmic condition in which the eye's natural lens loses its usual transparency and becomes clouded and opaque. This clouding obstructs the passage of light to the retina and can eventually lead to blindness.

- *Refractive Disorders.* Refractive disorders, such as myopia, hyperopia, astigmatism and presbyopia, occur when the lens system is unable to properly focus images on the retina. For example, with myopia (nearsightedness), light rays focus in front of the retina because the curvature of the cornea is too steep. With hyperopia (farsightedness), light rays focus behind the retina because the curvature of the cornea is too flat. Astigmatism makes it difficult for a person to focus on any object because the otherwise uniform curvature of the cornea or lens is somehow disrupted or becomes uneven. Presbyopia is the progressive loss of flexibility of the lens and its ability to change shape to focus on near or far objects, and is presumably caused by aging of the eye's lens and the muscles that control the shape of the lens.

Ophthalmic Surgical Products Market. Ophthalmic surgical products generally are designed to correct impaired vision through minimally invasive surgical procedures. As the eye ages, the prevalence of cataracts and refractive disorders generally increases. We believe that an aging population, introduction of new technologies and increasing market acceptance present opportunities for growth in the ophthalmic surgical market.

Cataract Treatment. The largest segment of the ophthalmic surgical products market is the treatment of cataracts. Cataract extraction followed by IOL implantation is one of the most common surgical procedures performed in the United States and most other developed nations. As estimated by MarketScope, approximately 2.8 million cataract procedures were performed in the United States and over 13.3 million cataract procedures were performed worldwide in 2005. MarketScope estimates that the global cataract surgery market, which includes sales of IOLs, phacoemulsification equipment, viscoelastics and other related products, was approximately $3.1 billion in 2005 and is projected to grow at a compound annual growth rate of approximately 9% from 2005 to 2010. The data in this report attributed to MarketScope is used with the permission of MarketScope.

During cataract surgery, patients are often treated using phacoemulsification, a process that uses ultrasound waves to break the natural lens into tiny fragments that can be removed from the eye. Viscoelastics are used during cataract surgery to protect the inner layer of the cornea, provide lubrication and maintain space in the anterior chamber of the eye and the capsular bag in the posterior chamber (which houses the lens), allowing the eye to maintain its shape.

The following table sets forth the estimated revenues for each component of the global cataract surgery market in its various components for the year 2005 according to MarketScope (in millions):

IOLs	$ 1,284
Viscoelastics	493
Phacoemulsification machines and accessories	463
Other	825
Total	$ 3,065

Refractive Vision Correction. Another segment of the ophthalmic surgical market is the surgical treatment of refractive disorders.

LASIK

The most common refractive surgery procedure is laser surgery, and the most common surgical technique for treating refractive disorders is laser assisted in-situ keratomileusis, or LASIK. LASIK involves the use of an automated cutting device to cut a thin corneal flap, which is then pulled back to expose the underlying tissue, which is treated using an excimer laser to achieve vision correction. The most common cutting device is called a microkeratome.

As a result of the VISX acquisition, we are a leader in the design and development of proprietary technologies and systems for laser vision correction of refractive vision disorders. Laser vision correction (LVC) eliminates or reduces reliance on eyeglasses or contact lenses. It employs a computerized laser that ablates, or removes, sub-micron layers of tissue from the cornea, reshaping the eye and thereby improving vision.

Standard LASIK was introduced in the mid 1990's. In performing Standard LASIK, an ophthalmologist conducts a traditional eye examination to determine the prescription required to correct the patient's vision. The prescription is then programmed into the laser system, which calculates the ablation needed to make a precise corneal correction to treat nearsightedness, farsightedness, and astigmatism. Unlike Custom LASIK (see below), Standard LASIK cannot correct higher order aberrations.

The most advanced method of performing laser vision correction is Custom LASIK. Custom LASIK employs a diagnostic evaluation of the eye that measures refractive errors in the patient's vision more precisely than previously available technology. The diagnostic device obtains comprehensive information about the imperfections, or refractive errors, of each patient's vision. Refractive errors are displayed by the diagnostic device in the form of an aberration map that offers a unique pattern for each patient's eye, similar to a fingerprint. The map displays information about refractive errors that result in nearsightedness, farsightedness, and astigmatism, as well as information about higher order aberrations that were not previously measurable by any other instrument.

The information from the diagnostic device is used to generate a personalized treatment plan that is digitally transferred to the laser system. The ablation derived from this information is therefore customized to the individual's eye.

Laser vision correction can also be performed by photorefractive keratectomy ("PRK"). PRK does not require the use of a microkeratomes, and the epithelial layer (or outer layer) of the cornea is removed before ablation. Patients may experience discomfort for approximately 24 hours and blurred vision for approximately 48 to 72 hours after the procedure. Drops to promote corneal healing and alleviate discomfort may be prescribed. Although most patients experience significant improvement in uncorrected vision (vision without the aid of eyeglasses or contact lenses) within a few days of the procedure, unlike LASIK it generally takes several months for the final correction to stabilize and for the full benefit of the procedure to be realized.

IOLs. Surgical implantation of IOLs may be used to treat those patients with refractive disorders. Phakic IOLs can be implanted in front or in back of the iris and work in conjunction with the patient's natural lens to treat refractive disorders. Multifocal IOLs address near, intermediate and distance vision and are approved for non-cataract procedures outside of the United States. Other procedures, such as replacing the patient's natural lens with an accommodating IOL for refractive vision correction, are also being developed.

Eye Care Market. As the use of contact lenses has become increasingly popular, the demand for disinfecting solutions, daily cleaners, enzymatic cleaners and contact lens rewetting drops has increased. We believe that the contact lens market growth is driven by technological advancements in lens materials and designs and broader adoption among younger wearers. In response to increasing popularity of more frequently replaceable lenses and consumer interest in more convenient lens care regimens, we believe the contact lens care market continues to evolve towards greater use of single-bottle, multi-purpose solutions and away from hydrogen peroxide-based solutions. This evolution has had an unfavorable impact on the global hydrogen peroxide market, which is concentrated in Japan and parts of Europe.

Overall, we believe that strong demographic trends, new lens materials and specialty lenses are fueling global increases in the number of contact lens wearers, especially in China and other Asia Pacific countries. We believe that this is contributing to overall growth in multi-purpose solutions. The exception to this positive dynamic is in Japan, where a higher than average percent of the market has moved to daily disposable contact lenses that use cleaning solutions only occasionally or not at all.

Finally, the eye care market includes artificial tear and contact lens rewetter products designed to relieve dryness associated with contact lens wear, environmental conditions and dry eye disease. We believe the global market for artificial tear products exceeds $500 million per year.

Our Products

Ophthalmic Surgical Product Line

Our ophthalmic surgical products business develops, manufactures and markets medical devices for the cataract / implant and laser vision correction markets, with a focus on technologically advanced products.

Cataract Surgery

We focus on the four key devices for the cataract surgery market:

- *Foldable IOLs* – Foldable IOLs are artificial lenses used to replace the human lens.
- *Implantation systems* – Implantation systems are designed and used specifically to implant IOLs during cataract surgery.
- *Phacoemulsification systems* – Phacoemulsification systems use ultrasound during small incision cataract surgery to break apart and remove the cloudy human lens prior to its replacement with an IOL.
- *Viscoelastics* – Viscoelastics provide a barrier of protection for the cornea during phacoemulsification and maintain the shape of the eye during IOL insertion.

Intraocular Lenses. As a leading provider of IOLs, we offer surgeons a choice of high quality, innovative foldable IOLs in both acrylic and silicone, together with our proprietary implantation systems, for use in minimally invasive cataract surgical procedures. We are the only company that offers a selection of IOLs in both silicone and acrylic materials in the United States, and we offer both monofocal and multifocal designs. Sales of our IOLs represented approximately 28%, 32% and 34% of our net sales in 2005, 2004 and 2003, respectively. Our IOLs primarily include:

Monofocal Lenses

- *Tecnis* – the only foldable IOL with an aspheric surface and the only IOL to receive FDA approval for claims of improved functional vision, which results in quicker recognition of objects in lower-light conditions. The *Tecnis* lens is the only lens currently designated as a *"new technology intraocular lens"* by the U.S. Center for Medicare and Medicaid Services. With this designation, ambulatory surgery centers can receive $50 in additional reimbursement when implanting the *Tecnis* IOL.

- *Sensar* – an acrylic monofocal IOL, with the patented *OptiEdge* design, intended to reduce post-surgical posterior capsular opacification, in order to lessen the need for subsequent corrective laser procedures, and to reduce the potential for unwanted glare and reflections following implantation.

- *ClariFlex* – a silicone monofocal IOL, also with the *OptiEdge* design.

- *PhacoFlex* – a silicone monofocal IOL.

Multifocal and Refractive Lenses

- *ReZoom* – an acrylic multifocal IOL with optical zones that provide near, intermediate and distance vision, reducing that patient's dependence on eyeglasses. The *ReZoom* IOL is also approved in Europe for the treatment of presbyopia.

- *Tecnis Multifocal* – a silicone multifocal IOL with a diffractive, aspheric lens surface is approved in Europe for treatment of presbyopia.

- *Verisyse* – a phakic IOL that works in conjunction with the human lens to treat high myopia

Implantation Systems. As a companion to our foldable IOLs, we market insertion systems for each of our foldable IOL models. The *Unfolder,* our proprietary series of implantation systems, which includes the *Emerald*, *SilverT* and *Silver* implantation systems, is used for insertion of our foldable IOLs. These systems assist the surgeon in achieving controlled release of the intraocular lens into the capsular bag through a small incision in the eye.

Phacoemulsification Systems. We are a leading provider of phacoemulsification systems, and have a range of systems to meet market needs. Phacoemulsification systems use disposable or reusable packs that are necessary to operate the equipment. The majority of our phacoemulsification product sales are from sales of these packs and related accessories. Sales of our phacoemulsification products represented approximately 9%, 10% and 11% of our net sales in 2005, 2004 and 2003, respectively.

We currently market the following phacoemulsification systems:

- *Sovereign* – our premier phacoemulsification system is designed to reduce procedure times and provide the surgeon with increased control. The *Sovereign* system is available with our proprietary *Occlusion Mode* and *WhiteStar* technology, which creates less heat and turbulence in the ocular environment, giving rise to the term "cold phaco" and enabling better patient outcomes. Our *WhiteStar* technology also permits the system to offer bimanual, micro-incision phaco, a procedure which gives surgeons more operating flexibility over traditional techniques.

- *Sovereign Compact* -is a mid-sized phacoemulsification system designed to meet surgeons' needs for an advanced phacoemulsification system, with the same functionality of the *Sovereign* system, in a smaller, more portable size. The *Sovereign Compact* system is also available with *Occlusion Mode* and *WhiteStar* technology.

- *Diplomax* – is a small-sized phacoemulsification system designed for surgeons who need a less expensive and more portable machine. These systems do not include *WhiteStar* technology, but do employ *Occlusion Mode* technology.

Viscoelastics. We acquired from Pfizer in June 2004 the *Healon* family of viscoelastics, and as a result are a leading provider of viscoelastic products. The *Healon* family is one of the leading brands of viscoelastics and has significantly expanded the scale of our existing viscoelastic offering. The different characteristics associated with each *Healon* product, *Healon, Healon GV* and *Healon5,* provide surgeons with a range of viscoelastic choices that combine the familiarity of the *Healon* line with advanced technologies to satisfy different surgical needs. *Healon* was the first viscoelastic introduced into the ophthalmic surgical product market and is known for its purity and ease of use. *Healon GV* is of a greater viscosity than the original *Healon* solution, which is designed for certain ophthalmic surgical procedures. *Healon5* is the first and only viscoadaptive agent to exhibit properties of both cohesive and dispersive viscoelastics. *Healon5* has the highest viscosity of any viscoelastic currently available and is designed to create and maintain a deep anterior chamber during surgery, which facilitates manipulation inside the eye. Sales of our viscoelastic products represented approximately 14%, 10% and 3% of our net sales in 2005, 2004 and 2003, respectively.

Other Cataract Surgical Related Products. In addition to our IOLs, phacoemulsification equipment and viscoelastics, we also provide several ancillary products related to the cataract surgery market, including:

- *Irrigating Solutions.* We offer irrigating solutions for use in cataract surgery to help maintain space in the eye and to aid in removing residual tissue during phacoemulsification. Irrigating solutions are balanced saline solutions that are compatible with the natural fluid of the anterior segment of the eye.

- *Custom Eye Trays.* We work with partners in our local markets to offer custom eye trays to our customers. These custom eye trays typically consist of all of the ancillary items that a surgeon needs to use in a single cataract surgery, such as surgical knives, drapes, gloves and gowns. Our partners typically handle assembly, distribution and billing for the product and in most cases we receive a fee per tray from our partners.

- *Capsular Tension Rings.* In the United States, we sell the *StabilEyes* capsular tension ring, which is inserted into the capsular bag during cataract surgery and functions to stabilize the capsular bag during placement of an IOL. We also market and distribute the *Inject-o-Ring* capsular tension ring in Europe. We distribute these products under arrangements with Ophtec B.V. in the United States and Corneal in Europe, respectively.

Other Surgical Products

Glaucoma Implant. The *Baerveldt* glaucoma implant is indicated for use in patients with medically uncontrollable glaucoma and a poor surgical prognosis due to severe preexisting conditions. This can include: neovascular glaucoma, aphakic/pseudophakic glaucoma, failed conventional surgery, congenital glaucoma, and secondary glaucoma due to uveitis or epithelial down growth. *Baerveldt* glaucoma implants are available in three models, all of which feature a larger surface area plate than competing single-quadrant devices.

Laser Vision Correction

Our laser vision correction products include the following:

- *VISX STAR Excimer Laser System* – The *VISX STAR* System is a fully integrated ophthalmic medical device incorporating an excimer laser and a computer-driven workstation.

- *VISX WaveScan System* – The *WaveScan* System is a diagnostic device that uses laser beam technology to measure comprehensive refractive errors of the eye and complex mathematical algorithms to derive comprehensive refractive information about the patient's individual optical system.

- *VISX Treatment Cards* – Our proprietary treatment cards control the use of the *VISX STAR* System.

- *Microkeratomes* – Surgeons use microkeratomes in LASIK procedures to cut a flap of corneal tissue before treatment with an excimer laser.

VISX STAR Excimer Laser System. The laser ablations produced by the *VISX STAR* System are the product of a variable diameter excimer laser beam scanning system. Seven beams that range in size from 0.65 to 6.5 millimeters are homogenized as they converge, scan, and rotate to produce a smooth ablation area on the eye. The *VISX STAR* System centers on the eye and tracks eye movements in three dimensions during the procedure. We also recently released our Iris Registration technology, the first fully automated method of aligning and registering wavefront corrections for *CustomVue* treatment. Iris Registration is designed to replace the current means of registration, which involves manual marking of the eye to assess rotational movement.

The *VISX STAR* System performs Standard LASIK, *CustomVue* laser vision correction, and PRK. It also performs specialized procedures known as Custom-CAP, which treats patients who previously had LVC surgery resulting in symptomatic decentered ablations (a condition that affects fewer than 4,000 patients per year) and PhotoTherapeutic Keratectomy, or PTK, which treats corneas that are scarred or have irregularities from prior infection, trauma or underlying corneal disease.

VISX WaveScan System. The *WaveScan* System displays refractive information about the patient's individual optical system in the form of an aberration map. This unique map, similar to a fingerprint for each patient's eye, offers objective information about refractive errors associated with nearsightedness, farsightedness and astigmatism, as well as information about higher order aberrations that were previously unmeasurable by any other instrument.

VISX Treatment Cards. Each treatment card provides the user with specific access to proprietary software and is required to operate the *VISX STAR* System. Because treatment cards are required to perform procedures, there is a strong correlation between treatment card sales and the number of procedures performed on *VISX STAR* Systems. Types of VISX treatment cards include: *VisionKey*® Cards for performing standard LASIK procedures, which in the United States carries a license fee for each procedure that is purchased; *CustomVue* Cards for performing Custom LASIK, which carry a worldwide license fee for each procedure that is purchased; Custom-CAP Cards for performing laser vision correction with a previously decentered ablation, which carry a worldwide license fee for each procedure that is purchased; and the PTK Card, which is offered to physicians at a nominal charge to treat certain types of corneal pathologies.

Microkeratomes. In the refractive surgery market, we are a worldwide distributor of the *Amadeus* and *Amadeus II* microkeratome system and *SurePass* microkeratome blades.

Eye Care Product Line

In the eye care market, we focus on creating products that make contact lenses more comfortable, simplify contact lens care and promote ocular health. Our eye care business develops, manufactures and markets a full range of contact lens care products for use with most types of contact lenses. Our comprehensive product offering includes single-bottle multi-purpose cleaning and disinfecting solutions and hydrogen peroxide-based disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses; daily cleaners to remove undesirable film and deposits from contact lenses; enzymatic cleaners to remove protein deposits from contact lenses; and lens rewetting drops to provide added wearing comfort.

Multi-Purpose Solutions. We market our *Complete* brand single-bottle multi-purpose solutions, a convenient, one bottle chemical disinfecting system for soft contact lenses, on a worldwide basis. *Complete MoisturePLUS* is the first single-bottle, multi-purpose solution with dual demulcents to help prevent contact lens dryness and discomfort and promote ocular health. Sales of our multi-purpose solutions represented approximately 17%, 21% and 23% of our net sales in 2005, 2004 and 2003, respectively. We also offer *Complete Blink-N-Clean,* a unique in-the-eye lens cleaning solution.

Hydrogen Peroxide-Based Solutions. We offer products that use hydrogen peroxide-based disinfection systems. Our leading hydrogen peroxide brands are the *Oxysept 1 Step, Ultracare, Consept 1 Step and Consept F* solutions. Sales of our hydrogen peroxide-based solutions represented approximately 9%, 14% and 16% of our net sales in 2005, 2004 and 2003, respectively.

Lens Rewetting Solutions. We believe that dryness and discomfort are the reasons most often cited for discontinuing contact lens wear. We have introduced contact lens rewetting drops designed to provide prolonged lubrication and improved protection against dryness. Our products in this category include *Complete* and *blink* rewetting solutions.

Contact Lenses. In 2004, we entered the contact lens business outside of the United States with the introduction of the *AquaVision* monthly disposable contact lens.

Research and Development

Our long-term success is dependent on the introduction of new and innovative products in both the ophthalmic surgical and eye care businesses. Our research and development strategy is to develop proprietary products for vision correction that are safe and effective and address unmet needs. As we implement this strategy, we will seek to develop new products with measurable benefits such as increased practitioner productivity, better patient outcomes and reduced costs to health care payors and providers.

Research and development activities for our ophthalmic surgical business are focused on expanding our product portfolio for both cataract and refractive surgery. Within cataract surgery, we have focused on six areas of opportunity to provide superior outcomes:

- *Small incision surgery* – work with a variety of advanced lens materials to enable small incision surgery which results in less induced astigmatism, rapid stabilization of the wound and faster visual rehabilitation.
- *Advances in phacoemulsification* – technology providing surgeons with high levels of cutting efficiency but with less heat and turbulence directed into the ocular environment enabling potential for more effective and safer cataract extraction procedures.
- *Restoring accommodation following cataract surgery* – following cataract surgery, the eye may lose its ability to accommodate, or shift its field of focus.
- *Improving quality of vision* – advancements in optics and optical surface designs.
- *Reducing posterior capsular opacification, or PCO, following cataract surgery* — PCO is a clouding of the posterior portion of the intraocular lens that occurs in some patients following cataract surgery. Currently, treatment of moderate to severe PCO typically requires a laser procedure.
- *Greater ease of use for practitioners* – development of advanced insertion devices which allow for easier handling in the operating room and greater surgeon control.
- *Correcting refractive error* – advancements in laser assisted intrastromal keratoplasty (LASIK) through both standard and wavefront guided treatments.
- *Adjunctive technologies for LASIK* – pachymetry and wavefront guided mapping of the cornea for LASIK refractive error correction along with microkeratome technologies for creation of the corneal flap prior to laser ablation.

Current projects include expansion of our portfolio of IOLs with the launch of the *Tecnis* acrylic IOL. Other projects include developing easier to use insertion systems for our foldable IOLs that provide for faster and safer procedures, and advances to our high end phacoemulsification system including our proprietary *WhiteStar* software technology.

In addition to cataract surgery products, we are leveraging our expertise in IOL implant technology to the areas of the surgical correction of refractive errors such as the *Verisyse* phakic IOL and two multifocal IOLs, *ReZoom Multifocal* and *Tecnis Multifocal*. These areas represent largely unmet needs that are not addressed by current surgical procedures. Products that are currently under development include *Veriflex*, a foldable phakic IOL.

In the area of laser vision correction, our research and development efforts include expanding treatment applications for custom wavefront guided LASIK. For improved laser guided ablation, the *Star S4 IR* iris registration software was also launched in 2005. Further new product development includes advances in ablation technology, accuracy and reliability in wavefront capture and intraoperative monitoring.

Our research and development efforts in the eye care business are aimed at developing proprietary systems that are effective and more convenient for customers to use, which we believe will result in longer, more comfortable lens wear and a higher rate of compliance with recommended lens care procedures. Our efforts include seeking formulations that provide prolonged lubrication, improved protection against dryness and enhanced cleaning without irritation and ocular health. Our research and development efforts have resulted in the continued development of our flagship *Complete* brand multi-purpose solution and *blink* rewetter solutions, with further advancements currently in development. We are also working to develop over-the-counter artificial tear products.

We plan to supplement our research and development activities with a commitment to identifying and obtaining new technologies through in-licensing, technological collaborations and joint ventures, including the establishment of research relationships with academic institutions and individual researchers.

We spent approximately $61.6 million in 2005, $45.6 million in 2004 and $37.4 million in 2003 on research and development. Total research and development expense in 2005 was $552.4 million, including a non-cash in-process research and development charge of $490.8 million, and in 2004 was $73.7 million, including a non-cash in-process research and development charge of $28.1 million. Research and development spending represented 6.7%, 6.1%, and 6.2% of total net sales in 2005, 2004, and 2003, respectively. We believe that the continuing introduction of new products supplied by our research and development efforts and in-licensing opportunities are critical to our success. There are, however, inherent uncertainties associated with the research and development efforts and the regulatory process and we cannot assure you that any of our research projects will result in new products that we can commercialize.

Customers, Sales and Marketing

Customers. Our primary customers for our ophthalmic surgical products include surgeons who perform cataract surgeries, hospitals and ambulatory surgical centers. The primary customers for our eye care products include optometrists, opticians, ophthalmologists, retailers and clinics that sell directly to consumers. These retailers include mass merchandisers such as Wal-Mart, drug store chains such as Walgreen, hospitals, commercial optical chains and food stores. During 2005, no customer accounted for over 10% of our net sales.

Sales and Marketing. Our sales efforts and promotional activities with respect to our ophthalmic surgical products are primarily aimed at eye care professionals such as ophthalmologists who use our products. Similarly, our sales and promotional efforts in contact lens care are primarily directed towards optometrists, opticians, optical shops, ophthalmologists and consumers. We often provide samples of our eye care products to practitioners to distribute to their patients to encourage trial use of our solutions. In addition, we advertise in professional journals and have a direct mail program of descriptive product literature and scientific information that we provide to specialists in the eye care field. We have also developed training modules and seminars to update physicians regarding evolving technology. A number of our marketing programs include peer-to-peer marketing with practitioners educating other practitioners about the benefits of our products.

Recognizing the importance of our sales force's expertise, we invest significant time and expense to provide training in such areas as product features and benefits. Training for our ophthalmic surgical products sales force focuses on providing sales personnel with technical knowledge regarding the scope and characteristics of the products they are selling and developing skills in presenting and demonstrating those products. In addition to providing product knowledge for communication to eye care practitioners, our eye care products sales force focuses on developing the necessary skills to sell to buyers for mass merchandisers and large drug store chains. This sales force also seeks to develop relationships with eye care professionals who may purchase our products and recommend them to their patients.

Each of our products is marketed under its brand name and our corporate name. We have a worldwide marketing organization which helps us to set overall marketing direction, promote consistent global brand positioning and allocate marketing resources to products and regions offering the greatest return. In order to remain sensitive to cultural differences and varying health care systems throughout the world, tactical execution of marketing programs and all sales activities are carried out at the regional level.

We also use third-party distributors for the distribution of our products in smaller geographic markets. No individual agent or distributor accounted for more than 10% of our net sales for the year ended December 31, 2005.

Traditionally, we have realized a seasonal trend in our sales, with the smallest portion of our cataract surgical business sales being realized in the first quarter and with sales gradually increasing from the second to fourth quarter. This has been driven predominantly by seasonality in the sales of capital equipment when customers increase spending as they reach their year end and are able to spend the remainder of their annual budgeted amounts. In the laser vision correction business, the seasonal trend favors the highest portion of sales in the first quarter. We expect to realize less seasonality in future periods as we seek to diversify our sales geographically and with more products that are less seasonal.

Manufacturing, Operations and Facilities

We manufacture eye care products at our facilities in Hangzhou, China, and Madrid, Spain, and we manufacture surgical products at our facilities in Santa Clara, California, Añasco, Puerto Rico, Groningen, Netherlands and Uppsala, Sweden. As part of our separation from Allergan, we entered into an agreement with Allergan under which Allergan manufactured eye care products for us at their facilities in Waco, Texas, Westport, Ireland, and Guarulhos, Brazil. Under this agreement, Allergan also manufactured our ophthalmic surgical product, *Vitrax,* at its Westport, Ireland facility. The manufacturing agreement terminated on June 29, 2005. We have transitioned products manufactured by Allergan to our Spain and China plants and to other third-party suppliers.

As part of the transition from Allergan, in November 2003, we entered into an agreement with Nicholas Piramal India Limited for the supply of neutralizing tablets primarily used with our hydrogen-peroxide lens care products and unit dose solutions. Nicholas Piramal will be a sole-source supplier of these products. If supply of these products were interrupted, we cannot assure you that we would be able to obtain replacement products, and our eye care product sales may be negatively impacted in a material manner.

We have historically outsourced the manufacture of our phacoemulsification equipment to third parties, and we depend on single and limited sources for several key components. Our *Sovereign* system is manufactured by Carl Zeiss Ophthalmic Systems. Our manufacturing and supply arrangement will terminate in 2006 when we cease production of this product. Our *Sovereign Compact* system is manufactured by Sanmina-SCI under a manufacturing and supply agreement, which terminates in December 2007. If Carl Zeiss Ophthalmic Systems or Sanmina-SCI were to cease manufacturing any of these systems for any reason, we cannot assure you that we would be able to replace them on terms favorable to us, or at all.

The manufacture of *VISX STAR* Systems and *WaveScan* Systems is a complex operation involving numerous procedures, and the completed systems must pass a series of quality control and reliability tests before shipment. We buy from various independent suppliers many components that are either standard or built to our proprietary specifications, and which are then assembled at our California facility. We also contract with third parties for the manufacture or assembly of certain components. We depend on single and limited sources for several key components. Please see our risk factors for discussion of the risks related to our reliance on single and limited source vendors.

Governmental Regulation

United States. Our products and operations are subject to extensive and rigorous regulation by the FDA. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution and production of medical devices in the United States to provide reasonable assurance that medical products distributed domestically are safe and effective for their intended uses. The Federal Trade Commission also regulates the advertising of our products.

Under the Federal Food, Drug, and Cosmetic Act, medical devices are classified into one of three classes – Class I, Class II or Class III – depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness. Our current products are Class I, II and III medical devices, with most being classified as Class II devices and our IOLs being classified as Class III devices in the United States, subject to certain exceptions.

Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to a set of guidelines, which include compliance with the applicable portions of the FDA's Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials, referred to as the general controls. Some Class I, also called Class I reserved, devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Many Class I products are exempt from the premarket notification requirements.

Class II devices are those which are subject to the general controls and may require adherence to certain performance standards or other special controls (as specified by the FDA) and clearance by the FDA: Premarket review and clearance by the FDA for these devices is accomplished through the 510(k) premarket notification procedure. For most Class II devices, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is "substantially equivalent" to a legally marketed device.

If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device. By regulation, the FDA is required to complete its review of a 510(k) within 90 days of submission of the notification. As a practical matter, clearance often takes longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not "substantially equivalent," the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous premarketing requirements, known as premarket approval.

A Class III product is a product which has a new intended use or uses advanced technology that is not substantially equivalent to a use or technology with respect to a legally marketed device, or for which there is not sufficient information to establish performance standards or special controls to provide reasonable assurance of the device's safety and effectiveness and the product is represented to be for use in supporting or sustaining human life or for a use that is of substantial importance in preventing impairment of human health or presents a potential unreasonable risk of illness or injury. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the general controls and the other requirements described above. Therefore, these devices almost always require formal clinical studies to demonstrate safety and effectiveness.

FDA approval of a premarket approval application is required before marketing a Class III product. The premarket approval application process is much more demanding than the 510(k) premarket notification process. A premarket approval application, which is intended to provide reasonable assurance that the device is safe and effective, must be supported by extensive data, including data from preclinical studies and human clinical trials and existing research material, and must contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a premarket approval application, once the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for review. The FDA, by statute and by regulation, has 180 days to review a filed premarket approval application, although the review of an application more often occurs over a significantly longer period of time, up to several years.

In approving a premarket approval application or clearing a 510(k) notification, the FDA may also require some form of postmarket surveillance, whereby the manufacturer follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

When FDA approval of a device requires human clinical trials, and if the clinical trial presents a "significant risk" (as defined by the FDA) to human health, the device sponsor is required to file an investigational device exemption, or IDE, application with the FDA and obtain investigational device exemption approval prior to commencing the human clinical trial. If the clinical trial is considered a "nonsignificant risk," investigational device exemption submission to the FDA is not required. Instead, only approval from the Institutional Review Board overseeing the clinical trial is required, although the study is still subject to FDA oversight under other provisions of the IDE regulation. Human clinical studies are generally required in connection with approval of Class III devices and to a much lesser extent for Class I and II devices. Clinical trials conducted abroad must also comply with local regulations.

Continuing Food and Drug Administration Regulation. After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include:

- the registration and listing regulation, which requires manufacturers to register all manufacturing facilities and list all medical devices placed into commercial distribution;
- the Quality System Regulation, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process;
- labeling regulations;
- the FDA's general prohibition against promoting products for unapproved or "off-label" uses; and the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur;
- Medical Device Reporting and recall requirements;
- Device tracking requirements; and
- Post Market surveillance requirements.

Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA's refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution.

Governmental Reimbursement. In the United States, a significant percentage of the patients who receive our IOLs are covered by the federal Medicare program. When a cataract extraction with IOL implantation is performed in an ambulatory surgical center, Medicare provides the ambulatory surgical center with a fixed facility fee that includes a recommended $150 allowance to cover the cost of the IOL. After the Centers for Medicare and Medicaid Services (CMS) (formerly the Health Care

Financing Administration), awarded "new technology intraocular lens" status to our *Tecnis* IOL in 2006, the reimbursement rate for *Tecnis* IOLs implanted in ambulatory surgical centers increased to $200 until February 2011. When the procedure is performed in a hospital outpatient department, the hospital's reimbursement is based on a prospective payment that includes payment for the IOL. The allowance is the same for all IOLs.

At the end of 2003, Congress enacted the Medicare Prescription Drug Improvement and Modernization Act of 2003. Among other things, this legislation requires CMS to establish a new Medicare payment system for services performed in ambulatory surgical centers. This payment system is to be effective no sooner than January 1, 2006, and no later than January 1, 2008. At this time, it is not possible to determine how this new payment system could affect our revenues or financial condition.

In addition, if implemented, price controls or other cost-containment measures could materially and adversely affect our revenues and financial condition.

We cannot predict the likelihood or pace of any other significant legislative or regulatory action in these areas, nor can we predict whether or in what form health care legislation being formulated by various governments will be passed. Medicare reimbursement rates are subject to change at any time. We also cannot predict with precision what effect such governmental measures would have if they were ultimately enacted into law. In general, however, we believe that legislative and regulatory initiatives will likely continue, and the adoption of new payment or coverage policies can have some impact on our business.

International Regulation. Internationally, the regulation of medical devices is also complex. In Europe, our products are subject to extensive regulatory requirements. The regulatory regime in the European Union for medical devices became mandatory in June 1998. It requires that medical devices may only be placed on the market if they do not compromise safety and health when properly installed, maintained and used in accordance with their intended purpose. National laws conforming to the European Union's legislation regulate our IOLs and eye care products under the medical devices regulatory system, rather than the more variable national requirements under which they were formerly regulated. The European Union medical device laws require manufacturers to declare that their products conform to the essential regulatory requirements after which the products may be placed on the market bearing the CE marking. The manufacturers' quality systems for products in all but the lowest risk classification are also subject to certification and audit by an independent notified body. In Europe, particular emphasis is being placed on more sophisticated and faster procedures for the reporting of adverse events to the competent authorities.

In Japan, premarketing approval and clinical studies are required, as is governmental pricing approval for medical devices. Clinical studies are subject to a stringent "Good Clinical Practices" standard. Approval time frames from the Japanese Ministry, Health, Labor and Welfare (MHLW) vary from simple notifications to review periods of one or more years, depending on the complexity and risk level of the device. In addition, importation into Japan of medical devices is subject to "Good Import Practices" regulations. As with any highly regulated market, significant changes in the regulatory environment could adversely affect future sales.

In many of the other foreign countries in which we market our products, we may be subject to regulations affecting, among other things:

- product standards;
- packaging requirements;
- labeling requirements;
- quality system requirements;
- import restrictions;
- tariff regulations;
- duties; and
- tax requirements.

Many of the regulations applicable to our devices and products in these countries are similar to those of the FDA. In many countries, the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility.

Fraud and Abuse. We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws, physician self-referral laws, and false claims laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid, Veterans Administration (VA) health programs and TRICARE. Although we believe that our operations are in material compliance with such laws, we can give no assurances as these laws are far-reaching and their interpretation is subject to change. As a result, we could be required to alter one or more of our practices to remain in compliance with these laws. The occurrence of one or more violations of these laws could result in a material adverse effect on our financial condition and results of operations.

Anti-Kickback Laws. Our operations are subject to federal and state anti-kickback laws. Provisions of the Social Security Act, commonly known as the "Anti-Kickback Law," prohibit entities, such as our company, from knowingly and willfully offering, paying, soliciting or receiving any form of remuneration in return for, or to induce:

- the referral of persons eligible for benefits under a federal health care program, including Medicare, Medicaid, the VA health programs and TRICARE, or a state health program; or

- the recommendation, purchase, lease or order of items or services that are covered, in whole or in part, by a federal health care program or state health programs.

The Anti-Kickback Law may be violated when even one purpose, as opposed to a primary or sole purpose, of a payment is to induce referrals or other business. Federal regulations create a small number of "safe harbors." Practices which meet all the criteria of an applicable safe harbor will not be deemed to violate the statute; practices that do not satisfy all elements of a safe harbor do not necessarily violate the statute, although such practices may be subject to scrutiny by enforcement agencies.

Violation of the Anti-Kickback Law is a felony, punishable by substantial fines and (for individuals) imprisonment. In addition, the Department of Health and Human Services may impose civil penalties and exclude violators from participation in federal or state health care programs (including Medicare, Medicaid, VA health programs, and TRICARE); if a manufacturer is excluded, its products are not eligible for reimbursement by these programs. Many states have adopted similar anti-kickback laws, which vary in scope and may extend to payments intended to induce the recommendation, purchase, or order of products reimbursed by private payors as well as federal or state health care programs.

Employee Relations

At December 31, 2005, we employed approximately 3,440 persons throughout the world, including approximately 900 in the United States. None of our U.S.-based employees are represented by unions. We consider our relations with our employees to be, in general, very good.

Global Sales

Net sales in the United States were approximately $302.5 million, $186.9 million and $153.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. Our international sales represented approximately $618.2 million, $555.2 million and $448.0 million for the years ended December 31, 2005, 2004 and 2003, respectively, or 67%, 75%, and 74% of total sales, respectively. Sales in Japan were approximately $174.3 million, $191.5 million and $164.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Our products are sold in over 60 countries. Sales are attributed to the country where the customer resides. Marketing activities are coordinated on a worldwide basis, and resident management teams provide leadership and infrastructure for introduction of new products in the local markets. For additional information relating to our geographic operating segments, see Note 14 of Notes to Consolidated Financial Statements.

Raw Materials

We use a diverse and broad range of raw materials in the design, development and manufacture of our products. While we do fabricate or formulate some of our materials at our manufacturing facilities, we purchase most of the materials and components used in manufacturing our products from external suppliers. In addition, we purchase some supplies from single sources for reasons of quality assurance, sole source availability, cost effectiveness or constraints resulting from regulatory requirements.

Several of our materials are sole sourced, including the source of hyaluronic acid used in manufacturing our *Healon* family of products. However, we work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. Where we buy a material from one source and other sources are available, alternative supplier options are generally considered and identified, although we do not typically pursue regulatory qualification of alternative sources due to the strength of our existing supplier relationships and the time and expense associated with the regulatory process. A change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate unique technology.

Environmental Matters

Our facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the United States and foreign countries, including those relating to discharges of substances to the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. We believe we are currently in material compliance with such requirements and do not currently anticipate any material adverse effect on our business or financial condition as a result of our efforts to comply with such requirements.

In the future, federal, state or local governments in the United States or foreign countries could enact new or more stringent laws or issue new or more stringent regulations concerning environmental and worker health and safety matters that could affect our operations. Also, in the future, contamination may be found to exist at our current or former facilities or off-site locations where we have sent wastes. We could be held liable for such newly-discovered contamination which could have a material adverse effect on our business or financial condition. In addition, changes in environmental and worker health and safety requirements could have a material effect on our business or financial condition.

Competition

The markets for our ophthalmic surgical device and eye care products are intensely competitive and are subject to significant technological change. Companies within the ophthalmic surgical device market compete on technological leadership and innovation, quality and efficacy of products, relationships with eye care professionals and health care providers, breadth and depth of product offering and pricing. We believe we have the second largest ophthalmic surgical device business on a global basis behind Alcon, Inc., a subsidiary of Nestle S.A. Other competitors in the ophthalmic surgical device business include Bausch & Lomb, Staar Surgical, Moria, Nidek, IntraLase, Eyeonics, Hoya, Santen, and Corneal. We believe our competitive position is enhanced by our global distribution network, our focus on technology and customer relationships and product quality. Our ability to compete against larger companies may be impeded by having fewer resources to devote to research and development, sales and marketing.

Companies within the eye care market compete primarily on recommendations from eye care professionals, customer brand loyalty, product quality and pricing. We believe we have one of the top three largest contact lens care businesses on a global basis along with Alcon and Bausch & Lomb. Other competitors include CIBA Vision Corporation, a unit of Novartis; Moria, and in the contact lens business, CooperVision, Vistakon, a Johnson and Johnson company, and CIBA Vision Corporation. Our competitive position in the eye care business is enhanced by our strong presence outside the United States and our knowledge of these foreign markets, as well as technological advancement. Our larger competitors have more resources to devote to advertising and promotion, and this may negatively impact our competitive position.

Our competitors may develop technologies and products that are more effective or less costly than any of our current or future products or that could render our products obsolete or noncompetitive. Some of these competitors have substantially more resources and marketing capabilities than we do. Among other things, these consolidated companies can spread their research and development costs over much broader revenue bases than we can and can influence customer and distributor buying decisions. Our inability to produce and develop products that compete effectively against those of our competitors could result in a material reduction in sales.

Patents, Trademarks and Other Intellectual Property

Patents and other proprietary rights are important to the success of our business. We likewise utilize trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information.

We have rights to over 1,400 granted and issued patents and approximately 970 pending patent applications relating to aspects of the technology incorporated in many of our products. The scope and duration of our proprietary protection varies throughout the world by jurisdiction and by individual product. In particular, patents for individual products extend for varying periods of time according to the date a patent application is filed, the date a patent is granted and the term of patent protection available in the jurisdiction granting the patent. Our proprietary protection often affords us the opportunity to enhance our position in the marketplace by precluding our competitors from using or otherwise exploiting our technology.

We believe trademark protection is particularly important to the maintenance of the recognized brand names under which we market our products. The scope and duration of our trademark protection varies throughout the world, with some countries protecting trademarks only as long as the mark is used, and others requiring registration of the mark and the payment of registration fees. We own or have rights to material trademarks or trade names that we use in conjunction with the sale of our products, which include, among others, *Advanced Medical Optics®*, *Amadeus™*, *AMO®*, *Array®*, *Baerveldt®*, *blink™*, *Blink-n-Clean®*, *ClariFlex®*, *Complete®*, *Complete MoisturePLUS™*, *Consept®*, *Consept 1 Step™*, *Custom Vue®*, *Healon®*, *Healon5®*, *Healon GV®*, *Injector Ring™*, *Ocupure™*, *OptiEdge™*, *Oxysept®*, *Oxysept 1 Step™*, *PhacoFlex®*, *ReZoom®*, *Sensar®*, *Sovereign®*, *Sovereign Compact™*, *Stabileyes®*, *Star S4 IR™*, *Tecnis®*, *The Unfolder®*, *UltraCare®*, *Ultrazyme®*, *Verisyse™*, *VISX®*, *WaveScan®*, and *WhiteStar®*. Generally, our products are marketed under one of these trademarks or brand names. *Amadeus* is a trademark of SIS Ltd.

We are also a party to several license agreements relating to various of our products; however, we do not believe the loss of any one license would materially affect our business.

We believe that our patents, trademarks and other proprietary rights are important to the development and conduct of our business and the marketing of our products. As a result, we aggressively protect our intellectual property. However, we do not believe that any one of our patents or trademarks is currently of material importance in relation to our overall sales.

Information Available on our Website

Our Internet address is www.amo-inc.com. We make available on our website, free of charge, our filings made with the SEC electronically, including those on Form 10-K, Form 10-Q, and Form 8-K, and any amendments to those filings. Copies are available as soon as reasonably practicable after we have filed or furnished these documents to the SEC. Our Code of Ethics, which applies to all employees, is available on our website. Our Code of Ethics is also available in print to any stockholder who requests it from our Investor Relations department, (714) 247-8348. Any changes to the Code of Ethics or waivers granted to our chief executive officer, chief financial officer or controller by our board of directors will be publicized on our website.

Item 1A. Risk Factors

You should carefully consider the following risks and other information. These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are important, may also impair our business. The risks described in this section could cause our actual results to differ materially from those anticipated.

Risks Relating to Our Business

We may not successfully make or integrate acquisitions or enter into strategic alliances.

As part of our business strategy, we intend to pursue selected acquisitions and strategic alliances and partnerships. We compete with other ophthalmic surgical products and eye care companies, among others, for these opportunities and we cannot assure you that we will be able to effect strategic alliances, partnerships or acquisitions on commercially reasonable terms or at all. Even if we do enter into these transactions, we may experience:

- delays in realizing the benefits we anticipate, or we may not realize the benefits we anticipate at all;
- difficulties in integrating any acquired companies and products into our existing business;
- attrition of key personnel from acquired businesses;
- costs or charges;
- difficulties or delays in obtaining regulatory approvals;

- higher costs of integration than we anticipated; or

- unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our business, financial condition and results of operations. We may also issue additional equity in connection with these transactions, which would dilute our existing stockholders.

We conduct a significant amount of our sales and operations outside of the United States, which subjects us to additional business risks that may cause our profitability to decline.

Because we manufacture and sell a significant portion of our products in a number of foreign countries, our business is subject to risks associated with doing business internationally. In particular, our products are sold in over 60 countries, and our manufacturing facilities are located outside the continental United States, in Añasco, Puerto Rico; Madrid, Spain; and Hangzhou, China. In connection with the acquisition of Pfizer's ophthalmic surgical business, we acquired Pfizer's ophthalmic surgical products and certain manufacturing and research and development facilities located in Uppsala, Sweden and Groningen, Netherlands. In 2005, on an historical basis, we derived approximately $618.2 million, or 67%, of our net sales, from sales of our products outside of the United States, including 19% of our net sales in Japan. We intend to continue to pursue growth opportunities in sales internationally, which could expose us to greater risks associated with international sales and operations. Our international operations are, and will continue to be, subject to a number of risks and potential costs, including:

- unexpected changes in foreign regulatory requirements;

- differing local product preferences and product requirements;

- fluctuations in foreign currency exchange rates;

- political and economic instability;

- changes in foreign medical reimbursement and coverage policies and programs;

- diminished protection of intellectual property in some countries outside of the United States;

- trade protection measures and import or export licensing requirements;

- difficulty in staffing and managing foreign operations;

- differing labor regulations; and

- potentially negative consequences from changes in tax laws.

Any of these factors may, individually or as a group, have a material adverse effect on our business and results of operations. In addition, we are particularly susceptible to the occurrence of any of these risks in Japan, due to our high concentration of sales in Japan.

As we expand our existing international operations, we may encounter new risks. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local distributors and trading companies. If we are not successful in developing these relationships, we may not be able to grow sales in these geographic regions. These or other similar risks could adversely affect our revenue and profitability.

We are exposed to foreign currency risks from our international operations that could adversely affect our financial results.

A significant portion of our sales and operating costs are, and from time to time, a portion of our indebtedness may be, denominated in foreign currencies. We are therefore exposed to fluctuations in the exchange rates between the U.S. dollar and the currencies in which our foreign operations receive revenues and pay expenses, including debt service. Our consolidated financial results are denominated in U.S. dollars and therefore, during times of a strengthening U.S. dollar, our reported international sales and earnings will be reduced because the local currency will translate into fewer U.S. dollars. In addition, the assets and liabilities of our non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at the weighted average exchange rate for the period. Translation adjustments arising from the use of differing exchange rates from period to period are included in "Accumulated other comprehensive income (loss)" in "Stockholders' equity." Gains and losses resulting from foreign currency fluctuations and remeasurements relating to foreign operations deemed to be operating in U.S. dollar functional currency are included in "Other, net" in our consolidated statements of operations. Accordingly, changes in currency exchange rates will cause our net earnings and stockholders' equity to fluctuate.

If we do not introduce new commercially successful products in a timely manner, our products may become obsolete over time, customers may not buy our products and our revenue and profitability may decline.

Demand for our products may change in ways we may not anticipate because of:

- evolving customer needs;
- the introduction of new products and technologies;
- evolving surgical practices; and
- evolving industry standards.

Without the timely introduction of new commercially successful products and enhancements, our products may become obsolete over time, in which case our sales and operating results would suffer. The success of our new product offerings will depend on several factors, including our ability to:

- properly identify and anticipate customer needs;
- commercialize new products in a cost-effective and timely manner;
- manufacture and deliver products in sufficient volumes on time;
- obtain regulatory approval for such new products;
- differentiate our offerings from competitors' offerings;
- achieve positive clinical outcomes;
- satisfy the increased demands by health care payors, providers and patients for lower-cost procedures;
- innovate and develop new materials, product designs and surgical techniques; and
- provide adequate medical and/or consumer education relating to new products and attract key surgeons to advocate these new products.

Moreover, innovations generally will require a substantial investment in research and development before we can determine the commercial viability of these innovations and we may not have the financial resources necessary to fund these innovations. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

We are implementing a product rationalization and repositioning plan, which will require significant financial and personnel resources and may not be successful.

On October 31, 2005, our Board of Directors approved a product rationalization and repositioning plan covering the discontinuation of non-strategic cataract surgical and eye care products and the elimination or redeployment of resources that support these product lines. The plan includes organizational changes and potential reductions in force in manufacturing, sales and marketing associated with these product lines, as well as organizational changes in research and development and other corporate functions designed to align the organization with our strategy and strategic business unit organization. The plan further calls for increasing our investment in key growth opportunities, specifically our refractive implant product line and international laser vision correction business, and accelerating the implementation of productivity initiatives.

We expect that implementation of the product rationalization and repositioning plan will result in significant pre-tax charges, a substantial portion of which are expected to be cash expenditures. In addition, because we are in the preliminary stages of effectuating the plan and are subject to laws and regulations of several foreign jurisdictions that will require consultations and negotiations with works councils, labor organizations and local authorities the effects of which we can not yet fully evaluate, the final costs of the plan may vary significantly from our initial estimates. Implementation of the plan also will require substantial personnel resources and may result in diversion of management's attention away from other business activities that could be beneficial to our operations. We may not be able to successfully execute the plan as, and in the time frame, anticipated. In addition, lost sales of discontinued products may not be sufficiently offset by sales from promoted or new products, which could decrease our revenues, margins, profits and cash flows.

We rely on certain suppliers and manufacturers for raw materials and other products and are vulnerable to fluctuations in the availability and price of such products and services.

We purchase certain raw materials and other products from third-party suppliers and vendors, sometimes from limited sources. Our suppliers and vendors may not provide the raw materials or other products needed by us in the quantities requested, in a timely manner, or at a price we are willing to pay. In the event any of our third-party suppliers or vendors were to become unable or unwilling to continue to provide important raw materials and third-party products in the required volumes and quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. We may not be able to obtain alternative suppliers and vendors on a timely basis, or at all, which could result in lost sales because of our inability to manufacture products containing such raw materials or deliver products we sell from certain suppliers. In addition, we also rely on certain manufacturers for some of our products. We have historically outsourced the manufacture of our phacoemulsification equipment to third parties. If we were unable to renew our third-party manufacturing agreements, or if the manufacturers were to cease manufacturing any of these products for us for any reason, we may not be able to find alternative manufacturers on terms favorable to us, in a timely manner, or at all. If any of these events should occur, our business, financial condition and results of operations could be materially adversely affected.

We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

We face intense competition in the markets for our ophthalmic surgical and eye care products and these markets are subject to rapid and significant technological change. We have numerous competitors in the United States and abroad, including, among others, large companies such as Alcon, Inc., a publicly traded subsidiary of Nestle S.A.; Bausch & Lomb; CIBA Vision Corporation, a unit of Novartis; Moria; Intralase; Eyeonics; Hoya, Santen, Corneal, CooperVision; and Vistakon, a Johnson and Johnson company. Many of our competitors have substantially more resources and a greater marketing scale than we do. We may not be able to sustain our current levels of profitability and growth as competitive pressures, including pricing pressure from competitors, increase. In addition, if we are unable to develop and produce or market our products to effectively compete against our competitors, our operating results will materially suffer. We also compete against a large number of providers of alternative vision correction solutions, some of which may have greater financial resources than us. New or different methods of vision correction are continually being introduced. Any of these competitive pressures could result in decreased demand for our products.

Because of our leading market position in the laser vision correction business, all of our competitors target our market share in order to grow their own revenues. We can give no assurance that we will be able to maintain or grow our existing market share and it may, in fact, be required to incur considerable expenditures in order to maintain or increase that market share. Should our procedure market share decline, it could have a material adverse effect on our business, financial position, and results of operations.

Trends in the contact lens care market may negatively impact our eye care business.

Our eye care business is impacted by trends in the contact lens care market such as more simplified disinfection systems and technological and medical advances in surgical techniques for the correction of vision impairment. Less expensive one-bottle chemical disinfection systems have gained popularity among soft contact lens wearers instead of peroxide-based lens care products. Also, the growing use and acceptance of daily and extended wear contact lenses and laser correction procedures, along with the other factors above, could have the effect of continuing to reduce demand for lens care products generally. Our marketing and sales plans may not be appropriate or sufficient to mitigate the effect of these trends on our eye care business and, as a result, our eye care business may suffer.

If we are unable to protect our intellectual property rights, our business and prospects may be harmed.

Our ability to compete effectively is dependent upon our ability to protect and preserve the proprietary aspects of the designs, processes, technologies and materials owned by, used by or licensed to us. We have numerous U.S. patents and corresponding foreign patents that are expected to expire by their own terms at various dates and have additional patent applications pending that may not result in issued patents. Our failure to secure these patents may limit our ability to protect the intellectual property rights that these applications were intended to cover. Although we have attempted to protect our proprietary property, technologies and processes both in the United States and in foreign countries through a combination of patent law, trade secrets and non-disclosure agreements, these may be insufficient. Competitors may be able to design around our patents to compete effectively with our products. We also may not be able to prevent third parties from using our technology without our authorization, breaching any non-disclosure agreements with us, or independently developing technology that is similar to ours. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be costly and we may not prevail. Further, we may not be able to obtain patents or other protections on our future innovations. In addition, because of the differences in foreign patent and other laws concerning proprietary rights, our products may not receive the same degree of protection in foreign countries as they would in the United States. We cannot assure you that:

- pending patent applications will result in issued patents;
- patents issued to or licensed by us will not be challenged by third parties; or
- our patents will be found to be valid or sufficiently broad to protect our technology or provide us with a competitive advantage.

We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products.

There is a substantial amount of litigation over patent and other intellectual property rights in the eye care industry and in the ophthalmic surgical products and contact lens care markets particularly. The fact that we have patents issued to us for our products does not mean that we will always be able to successfully defend our patents and proprietary rights against challenges or claims of infringement by our competitors. A successful claim of patent or other intellectual property infringement or misappropriation against us could adversely affect our growth and profitability, in some cases materially. We cannot assure you that our products do not and will not infringe issued patents or other intellectual property rights of third parties. From time to time, in the ordinary course of business, we receive notices from third parties alleging infringement or misappropriation of the patent, trademark and other intellectual property rights of third parties by us or our consumers in connection with the use of our products. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claims that our products infringe their intellectual property rights, whether or not such claims are meritorious, any resulting litigation could be costly and time consuming and would divert the attention of our management and personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements (if available on acceptable terms or at all). We also may be subject to significant damages or an injunction preventing us from manufacturing, selling or using some or some aspect of our products. We may also need to redesign some of our products or processes to avoid future infringement liability. Any of these adverse consequences could have a material adverse effect on our business and profitability.

Our manufacturing capacity may not be adequate to meet the demands of our business.

If our sales increase substantially, we may need to increase our production capacity. Any prolonged disruption in the operation of our manufacturing facilities or those of our third-party manufacturers could materially harm our business. We cannot assure you that if we choose to scale-up our manufacturing operations, we will be able to obtain regulatory approvals in a timely fashion, which could affect our ability to meet product demand or result in additional costs.

We could experience losses due to product liability claims, product recalls or corrections.

We have in the past been, and continue to be, subject to product liability claims. In connection with our spin-off from Allergan, we assumed the defense of any litigation involving claims related to our business and agreed to indemnify Allergan for all related losses, costs and expenses. As part of our risk management policy, we have obtained third-party product liability insurance coverage. Product liability claims against us may exceed the coverage limits of our insurance policies or cause us to record a self-insured loss. A product liability claim in excess of applicable insurance could have a material adverse effect on our business, financial condition and results of operations. Even if any product liability loss is covered by an insurance policy, these policies have substantial retentions or deductibles that provide that we will not receive insurance proceeds until the losses incurred exceed the amount of those retentions or deductibles. To the extent that any losses are below these retentions or deductibles, we will be responsible for paying these losses. The payment of retentions or deductibles for a significant amount of claims could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are subject to medical device reporting regulations that require us to report to the FDA or similar governmental authorities in other countries if our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacturing. A government mandated or voluntary recall by us could occur as a result of manufacturing errors or design defects, including defects in labeling. We have undertaken voluntary recalls of our products in the past.

Any product liability claim or recall would divert managerial and financial resources and could harm our reputation with customers. We cannot assure you that we will not have product liability claims or recalls in the future or that such claims or recalls would not have a material adverse effect on our business.

If we fail to maintain our relationships with health care providers, customers may not buy our products and our revenue and profitability may decline.

We market our products to numerous health care providers, including eye care professionals, hospitals, ambulatory surgical centers, corporate optometry chains and group purchasing organizations. We have developed and strive to maintain close relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of surgeon and patient needs. We rely on these groups to recommend our products to their patients and to other members of their organizations. The failure of our existing products and any new products we may introduce to retain the support of these various groups could have a material adverse effect on our business, financial condition and results of operations.

We generally do not have long-term contracts with our customers.

We generally do not enter into long-term contracts with our customers. As a result, we are exposed to volatility in the market for our products and loss of our customers. As a result, we may not be able to maintain our level of profitability. If we are unable to market our products on terms we find acceptable, our financial condition and results of operations could suffer materially.

Our business is subject to extensive government regulation.

Our products and operations are subject to extensive regulation in the United States by the FDA and various other federal and state regulatory agencies, including with respect to regulatory clearance or approval of our products, clinical and pre-clinical testing, product marketing, sales and distributions, adverse event reporting, prohibitions on fraud and abuse, submission of false claims, kickbacks and rebates, and relationships with physicians and other referral sources. Additionally, in many foreign countries in which we market our products, we are subject to similar regulations.

Before a new medical device or new use of, or claim for, or modification to an existing product can be marketed in the United States, a company must first apply for and receive either 510(k) clearance, premarket approval or a premarket approval supplement from the FDA, unless an exemption applies. Either process can be expensive, lengthy and unpredictable. Also, the identification or increased frequency of safety or efficacy concerns could result in product recall or withdrawal or revocation of our FDA clearance or premarket approval. Compliance with these regulations is expensive and time-consuming. We, our subcontractors, and third party manufacturers are subject to periodic and unannounced inspections by FDA and governmental authorities to assess compliance. If we fail to comply, the FDA and state or other regulatory agencies have broad enforcement powers, including any of the following sanctions:

- warning letters, fines, injunctions, consent decrees, civil penalties and exclusion from participation in federal and state health care programs;
- repair, replacement, recall or seizure of our products;

- operating restrictions, partial suspension or total shutdown of production;
- refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;
- withdrawing 510(k) clearance or premarket approvals that have already been granted; and
- criminal prosecution and penalties.

Product sales, introductions or modifications may be delayed or canceled as a result of U.S. or foreign regulatory processes, which could cause our sales to decline. Failure to obtain regulatory clearance or approvals of new products or product modifications we develop, any limitations imposed by regulatory agencies on new product uses or the costs of obtaining regulatory clearance or approvals could have a material adverse effect on our business, financial condition and results of operations.

We, our subcontractors, and third-party manufacturers are also subject to similar state requirements and licenses. We, our subcontractors, and third-party manufacturers must comply with extensive recordkeeping and reporting requirements and must make available our manufacturing facilities and records for unannounced and periodic inspections by governmental agencies, including FDA, state authorities and comparable agencies in other countries.

Health care initiatives and other cost-containment pressures could cause us to sell our products at lower prices, resulting in less revenue to us. In the United States, a significant percentage of the patients who receive our intraocular lenses are covered by the federal Medicare program. Changes in coverage or coding policies or reductions in Medicare reimbursement rates and the implementation of other price controls could adversely affect our revenues and financial condition. In addition, changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

The clinical trial process required to obtain regulatory approvals is costly and uncertain, and could result in delays in new product introductions or even an inability to release a product.

The clinical trials required to obtain regulatory approvals for our products are complex and expensive and their outcomes are uncertain. We incur substantial expense for, and devote significant time to, clinical trials but cannot be certain that the trials will ever result in the commercial sale of a product. We may suffer significant setbacks in clinical trials, even after earlier clinical trials showed promising results. Any of our products may produce undesirable side effects that could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a product candidate. We, the FDA, or another regulatory authority may suspend or terminate clinical trials at any time if they or we believe the trial participants face unacceptable health risks.

Our business is subject to environmental regulations.

Our facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the United States and foreign countries, including those relating to discharges of substances to the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. Failure to maintain compliance with these regulations could have a material adverse effect on our business or financial condition. The facilities we obtained in connection with the acquisition of Pfizer's ophthalmic surgical business and in connection with our acquisition of VISX, Incorporated are also subject to such requirements and risks.

In the future, federal, state or local governments in the United States or foreign countries could enact new or more stringent laws or issue new or more stringent regulations concerning environmental and worker health and safety matters that could affect our operations. Also, in the future, contamination may be found to exist at our current or former facilities or off-site locations where we have sent wastes. We could be held liable for such newly discovered contamination which could have a material adverse effect on our business or financial condition. In addition, changes in environmental and worker health and safety requirements could have a material adverse effect on our business or financial condition.

If we fail to attract, hire and retain qualified personnel, we may not be able to design, develop, market or sell our products or successfully manage our business.

Our ability to attract new customers, retain existing customers and pursue our strategic objectives depends on the continued services of our current management, sales, product development and technical personnel and our ability to identify, attract, train and retain similar personnel. Competition for top management personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of any one of our management personnel, or our inability to identify, attract, retain and integrate additional qualified management personnel, could make it difficult for us to manage our business successfully and pursue our strategic objectives. Similarly, competition for skilled sales, product development and technical personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of services of a number of key sales, product development and technical personnel, or our inability to hire new personnel with the requisite skills, could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers or manage our business effectively.

We may not be able to hire or retain qualified personnel if we are unable to offer competitive salaries and benefits. If our stock does not perform well, we may have to increase our salaries and benefits, which would increase our expenses and reduce our profitability.

We may be required to satisfy certain indemnification obligations to Allergan, and we may not be able to collect on indemnification rights from Allergan.

Under the terms of our contribution and distribution agreement with Allergan, we and Allergan have each agreed to indemnify each other from and after our spin-off with respect to the debt, liabilities and obligations retained by our respective companies. These indemnification obligations could be significant. The ability to satisfy these indemnities, if called upon to do so, will depend upon the future financial strength of each of our respective companies. We cannot determine whether we will have to indemnify Allergan for any substantial obligations, and we may not have control over the settlement of certain claims and lawsuits that may require partial indemnification by us. We also cannot assure you that, if Allergan is required to indemnify us for any substantial obligations, Allergan will have the ability to satisfy those obligations.

We may be responsible for federal income tax liabilities that relate to the distribution of our common stock by Allergan.

Allergan has received a ruling from the Internal Revenue Service to the effect that the spin-off qualified as a tax-free transaction. If either us or Allergan breach representations to each other or to the Internal Revenue Service, or if we or Allergan take or fail to take, as the case may be, actions that result in the spin-off failing to meet the requirements of a tax-free spin-off pursuant to Section 355 of the Internal Revenue Code, the party in breach will indemnify the other party for any and all resulting taxes. If we were required to pay any of the potential taxes described above, the payment would have a material adverse effect on our financial position.

Recent changes in the accounting treatment of stock options are expected to have a negative impact on our financial statements and could cause our stock price to decline.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123(R), Share-Based Payment, or FAS 123(R), which includes proposed rule changes requiring companies to expense the fair value of employee stock options and other forms of stock-based compensation. Before 2006, we included the fair value of employee stock options on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States, but did not record a charge for employee stock option expense in the reported financial statements. We are required to comply with FAS 123(R) as of January 1, 2006 and, as a result, our reported earnings are expected to decrease. Such a decrease may lead to a decline in our stock price.

If laser vision correction is not broadly accepted by both doctors and patients, our business, financial position and results of operations would be materially and adversely impacted.

Our business depends upon broad market acceptance of laser vision correction by both doctors and patients in the United States and key international markets. Our profitability and growth will be largely dependent on increasing levels of market acceptance and procedure growth, especially with regard to our higher-priced *CustomVue*™ procedure. Potential complications and side effects of laser vision correction include: post-operative discomfort, corneal haze (an increase in the light scattering properties of the cornea) during healing, glare/halos (undesirable visual sensations produced by bright lights), decreases in contrast sensitivity, temporary increases in intraocular pressure in reaction to procedure medication, modest fluctuations in refractive capabilities during healing, modest decrease in best corrected vision (i.e., with corrective eyewear), unintended over- or under-corrections, regression of effect, disorders of corneal healing, corneal scars, corneal ulcers, and induced astigmatism (which may result in blurred or double vision and/or shadow images). Some consumers may choose not to undergo laser vision correction because of these complications or more general concerns relating to its safety and efficacy or a resistance to surgery in general. Alternatively, some consumers may elect to delay undergoing laser vision correction surgery because they believe improved technology or methods of treatment will be available in the near future. Should either the ophthalmic community or the general population turn away from laser vision correction as an alternative to existing methods of treating refractive vision disorders, or if future technologies replaced laser vision correction, these developments could delay or prevent market acceptance of laser vision correction, which could have a material adverse effect on our business, financial position and results of operations.

The possibility of long-term side effects and adverse publicity regarding laser correction surgery could seriously harm our business.

Laser vision correction is a relatively new procedure. Consequently, there is no long-term follow-up data beyond ten years that might reveal additional complications or unknown side effects. Any future reported side effects, other adverse events or unfavorable publicity involving patient outcomes resulting from the use of laser vision correction systems manufactured by us or any participant in the laser vision correction market, may have a material adverse effect on our business, financial position, and results of operations.

General economic conditions could have a negative impact on our business, financial position, and results of operations.

Because laser vision correction is not subject to reimbursement from third-party payors such as insurance companies or government programs, the cost of laser vision correction is typically borne by individuals directly. Accordingly, weak or uncertain economic conditions may cause individuals to be less willing to incur the procedure cost associated with laser vision correction as was evidenced by VISX's decline in revenues from 2002 compared to 2001 and from 2001 compared to 2000. A decline in economic conditions, especially in the United States, could result in a decline in the number of laser vision correction procedures performed and could have a material adverse effect on our business, financial position, and results of operations.

While we devote significant resources to research and development, our research and development may not lead to new products that achieve commercial success.

Our research and development process is expensive, prolonged, and entails considerable uncertainty. Because of the complexities and uncertainties associated with ophthalmic research and development, products we are currently developing may not complete the development process or obtain the regulatory approvals required to market such products successfully. The products currently in our development pipeline may not be approved by regulatory entities and may not be commercially successful, and our current and planned products could be surpassed by more effective or advanced products.

Any failure by third party financing entities to satisfy their obligations to us would negatively impact our financial condition.

We have relationships with third party financing entities that purchase our products directly and subsequently lease and/or sell these products to end-user customers, or provide financing directly to customers who purchase products directly from us. Should any third party financing entity or entities fail or refuse to pay us in a timely manner or at all, it could negatively affect our cash flows and could have a material adverse effect on our business, financial position and results of operations.

If any of our employees, consultants or others breach their proprietary information agreements, our competitive position could be harmed.

We protect our proprietary technology, in part, through proprietary information and inventions agreements with employees, consultants and other parties. These agreements with employees and consultants generally contain standard provisions requiring those individuals to assign to us, without additional consideration, inventions conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions. If any of our employees, consultants or others breach these agreements our competitors may learn of our trade secrets.

Risks Relating to Our Indebtedness and Our Common Stock

We have a significant amount of debt. Our substantial indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under our debt.

We have a significant amount of debt and substantial debt service requirements. As of December 31, 2005, we had approximately $560 million of outstanding debt. Approximately $18.7 million of our revolving credit facility was reserved to support letters of credit issued on our behalf and approximately $231.3 million, exclusive of letters of credit, was available for future borrowings.

This level of debt could have significant consequences on our future operations, including:

- making it more difficult for us to meet our payment and other obligations under our outstanding debt;
- resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;
- reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;
- subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including borrowings under our senior credit facility;
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other debt.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash flow depends on many factors beyond our control.

Our ability to meet our payment and other obligations under our debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure holders that our business will generate cash flow from operations, or that future borrowings will be available to us under our senior credit facility or otherwise, in an amount sufficient to enable us to meet our payment obligations under our debt and to fund other liquidity needs. We made an irrevocable election to satisfy in cash our conversion obligation with respect to the principal amount of any of our 2.50% convertible senior subordinated notes due 2024 (the "Existing 2.50% Convertible Notes") converted after December 15, 2004, with any remaining amount of the conversion obligation to be satisfied in shares of our common stock, in each case, calculated as set forth in the indenture governing the Existing 2.50% Convertible Notes. In addition, because we made this election, the indenture provides that we must satisfy in cash our obligations to repurchase any Existing 2.50% Convertible Notes that holders put to us on January 15, 2010, July 15, 2014 and July 15, 2019.

If the Existing 2.50% Convertible Notes become convertible pursuant to their terms and the holders elect to convert or if holders elect to put their notes to us on the specified repurchase dates, we may not have sufficient cash to satisfy our obligations. In addition, our 1.375% convertible senior subordinated notes due 2025 contain similar provisions, we may be unable to repurchase the notes for cash when required by the holders, including following a fundamental change, or to pay the portion of the conversion value upon conversion of any notes by the holders. Our repurchase of any such notes may be prohibited by our other debt instruments, which could cause defaults and cross-defaults under our other debt agreements. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the notes and our other debt.

A significant amount of our debt agreements contain covenant restrictions that may limit our ability to operate our business.

The agreements governing our senior credit facility contain covenant restrictions that limit our ability to operate our business, including restrictions on our ability to:

- incur additional debt or issue guarantees;
- create liens;
- make certain investments;
- enter into transactions with our affiliates;
- sell certain assets;
- redeem capital stock or make other restricted payments;
- declare or pay dividends or make other distributions to stockholders; and
- consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

Our senior credit facility requires us to maintain specific leverage, fixed charge coverage and interest coverage ratios. Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. Our failure to comply with these obligations would prevent us from borrowing additional money under the facility and could result in a default under it. If a default occurs under any of our senior indebtedness, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against substantially all of our assets, which will serve as collateral securing the indebtedness. Moreover, if the lenders under a facility or other agreement in default were to accelerate the indebtedness outstanding under that facility, it could result in a default under other indebtedness. If all or any part of our indebtedness were to be accelerated, we may not have or be able to obtain sufficient funds to repay it. In addition, we may incur other indebtedness in the future that may contain financial or other covenants that are more restrictive than those contained in our current indentures.

As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. In addition, our failure to comply with these covenants could result in a default under our debt, which could permit the holders to accelerate such debt. If any of our debt is accelerated, we may not have sufficient funds available to repay such debt.

Despite our and our subsidiaries' current levels of indebtedness, we may incur substantially more debt, which could further exacerbate the risks associated with our substantial indebtedness.

Although certain of our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute "indebtedness" as defined in the relevant agreement. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

- quarterly variations in our operating results;
- operating results that vary from the expectations of management, securities analysts and investors;
- changes in expectations as to our future financial performance;
- announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

- the operating and securities price performance of other companies that investors believe are comparable to us;
- future sales of our equity or equity-related securities;
- changes in general conditions in our industry and in the economy, the financial markets and the domestic or international political situation;
- developments or disputes (including lawsuits) concerning proprietary rights;
- departures of key personnel; and
- regulatory considerations.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, regardless of our operating results.

Our stockholder rights plan, amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it difficult for a third party to acquire our company.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, Delaware corporate law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay, deter or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions without the concurrence of our management or board of directors. These provisions:

- authorize our board of directors to issue "blank check" preferred stock, which is preferred stock that can be created and issued by our board of directors, without stockholder approval, with rights senior to those of common stock;
- provide for a staggered board of directors and three-year terms for directors, so that no more than one-third of our directors could be replaced at any annual meeting;
- provide that directors may be removed only for cause;
- provide that stockholder action may be taken only at a special or regular meeting and not by written consent;
- provide for super-majority voting requirements for some provisions of our charter; and
- establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

We are also subject to anti-takeover provisions under Delaware law, which could also delay or prevent a change of control. Together, these provisions of our amended and restated certificate of incorporation and bylaws, Delaware law and our stockholder rights plan may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices of our common stock and, possibly, the notes, and also could limit the price that investors are willing to pay in the future for shares of our common stock and the notes.

Item 1B. Unresolved Staff Comments

We have no unresolved written comments from the Commission.

Item 2. Properties

Our principal executive offices and research facilities are located in Santa Ana, California, in a facility subleased by us through July 2015. We also have an administrative, research and development and manufacturing facility in Santa Clara, California, leased by us through May 2008. We conduct our global operations in facilities that we own or lease. Material facilities include administrative facilities in Australia, Canada, France, Germany, Hong Kong, Ireland, Italy, Spain and the United Kingdom. We also have two facilities in Japan, one used for administration and research and development and the other used for warehousing. We lease all of these facilities. In addition, we operate five manufacturing facilities: one in Añasco, Puerto Rico, where we lease the land and the facility, one in Madrid, Spain, where we own the land and the facility, one in Hangzhou, China, where we own the facility but lease the land, one in Uppsala, Sweden, where we own the land and the facility, and one in Groningen, Netherlands, where we own the land and the facility. We believe these facilities are adequate for the current needs of our business.

Item 3. Legal Proceedings

On December 3, 2003, we filed a complaint in the U.S. District Court for the District of Delaware against Alcon, Inc. and Alcon Laboratories, Inc. for infringement of U.S. Patent Nos. 5,700,240 (Barwick Patent) and 6,059,765 (Cole/Sutton Patent). We alleged that Alcon's "Infiniti" and "Series 20000 Legacy" phacoemulsification machines infringe the patents. We sought damages and a permanent injunction. The trial of this matter began on April 25, 2005 and concluded on May 6, 2005. The jury found both of our patents to be valid and infringed by Alcon, and awarded us $94.8 million in damages. The jury further found that Alcon had willfully infringed both of our patents. On June 21, 2005, a bench trial was conducted by the Court to determine if we had sufficiently marked our equipment with the patent numbers and to determine if Alcon had waived any argument relating thereto. On December 16, 2005, the Court ruled that we did not sufficiently mark our patents and reduced the jury award from $94.8 million to $71.3 million. However, the Court further ruled that Alcon had willfully infringed our patents and trebled the $71.3 million damage award to $213.9 million. The Court also granted our request for a permanent injunction on both patents. However, the Court stayed the injunction on the Cole/Sutton Patent pending appeal. On January 20, 2006, judgment was entered including additional damages from March 2005 through December 31, 2005 and interest based thereon, resulting in final damages of $234.5 million. The Court further ordered Alcon to pay all of the Company's attorney fees and costs, estimated at $4 million. Alcon filed an appeal of the final judgment on January 20, 2006. We cross appealed on February 3, 2006. On February 3, 2006, Alcon filed a motion for a new trial with the U.S. District Court for the District of Delaware. We opposed this motion on February 24, 2006.

On January 28, 2004, Alcon Manufacturing, Ltd. filed a complaint against us and Allergan, Inc. in the U.S. District Court for the Northern District of Texas, Fort Worth Division, for infringement of U.S. Patent Nos. 4,832,685 and 4,935,005 (Haines Patents). Alcon alleged that our *Prestige* and *Sovereign* phacoemulsification systems and replacement cassettes infringe the patents. Alcon is seeking damages and a permanent injunction. At Alcon's request, the case has been stayed in Texas while the parties seek re-examination by the U.S. Patent and Trademark Office on the Haines Patents in light of another patent we allege invalidates the Haines Patents.

On January 4, 2005, Dr. James Nielsen filed a complaint against us and Allergan, Inc. in the U.S. District Court of the Northern District of Texas, Dallas Division, for infringement of U.S. Patent No. 5,158,572. Dr. Nielsen alleges that our *Array* multifocal intraocular lens infringes the patent. He is seeking damages and a permanent injunction. The trial in this matter is scheduled to begin on November 6, 2006.

On August 8, 2005, Alcon Manufacturing, Ltd and Alcon Laboratories, Inc. filed a complaint against us in the U.S. District Court for the Northern District of Texas, Fort Worth Division, for infringement of U.S. Patent Nos. 4,921,477 (relating to a surgical irrigation and aspiration system with a dampening device); 5,199,943 (relating to an ultrasonic surgical handpiece); 5,188,589 (relating to a textured sleeve in a phacoemulsification handpiece); and 5,876,016 and 6,109,572 (both of which relate to an apparatus and method to elevate an infusion source in an ophthalmic surgical procedure). Alcon alleged that we infringe these patents in the course of selling our phacoemulsification systems or accessories, and is seeking damages and a permanent injunction. The trial in this matter is scheduled to begin on August 14, 2006.

On September 13, 2005, Alcon Manufacturing, Ltd. filed a complaint against us in the U.S. District Court for the Northern District of Texas, Dallas Division, for infringement of U.S Patent No. 5,273,056 relating to the use of a combination of viscoelastics during ophthalmic surgery. Alcon alleged that we infringed, contributorily infringed, and/or induced infringement of this patent, and is seeking damages and a permanent injunction.

We do not believe, based on current knowledge, that any of the foregoing legal proceedings or claims are likely to have a material adverse effect on our financial position, results of operations or cash flows. However, we may incur substantial expenses in defending against third party claims. In the event of a determination adverse to us or our subsidiaries, we may incur substantial monetary liability, and be required to change our business practices. Either of these could have a material adverse effect on our financial position, results of operations or cash flows.

While we are involved from time to time in litigation arising in the ordinary course of business, including product liability claims, we are not currently aware of any other actions against us or Allergan relating to the optical medical device business that we believe would have a material adverse effect on our business, financial condition, results of operations or cash flows. We may be subject to future litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products. We operate in an industry susceptible to significant product liability claims. Product liability claims may be asserted against us in the future arising out of events not known to us at the present time. Under the terms of the contribution and distribution agreement effecting our spin-off, Allergan agreed to assume responsibility for, and to indemnify us against, all current and future litigation relating to its retained businesses and we agreed to assume responsibility for, and to indemnify Allergan against, all current and future litigation related to the optical medical device business.

Item 4. Submission of Matters to a Vote of Security Holders

We did not submit any matter during the fourth quarter of the fiscal year covered by this report to a vote of security holders, through the solicitation of proxies or otherwise.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Dividends. We have never declared or paid any cash dividends on our common stock or any of our securities. We do not expect to pay cash dividends on our capital stock in the foreseeable future. We intend to retain our future earnings to continue to fund the development and growth of our business as well as repay long-term debt. In addition, our amended and restated senior credit facility prohibits us from paying cash dividends.

Market Information. The following table shows the quarterly price range of our common stock during the periods listed.

	2005		2004	
Calendar Quarter	Low	High	Low	High
First	$ 35.91	$ 44.53	$ 20.04	$ 24.73
Second	35.00	40.90	23.90	42.89
Third	37.25	43.30	34.84	42.67
Fourth	32.04	44.00	35.77	43.69

Our common stock is listed on the New York Stock Exchange and is traded under the symbol "EYE." The closing price of our common stock was $44.48 on February 28, 2006.

The approximate number of stockholders of record was 4,722 as of February 28, 2006.

Recent Sales of Unregistered Securities. During the quarter ended December 31, 2005, the Company issued an aggregate of 291,760 shares of common stock to a limited number of holders of the Company's 3 ½% Convertible Senior Subordinated Notes due 2023 (the "3 ½% convertible notes") in exchange for approximately $5.4 million aggregate principal amount of the 3 ½% convertible notes in privately negotiated transactions. The issuance of the shares of common stock was made in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended.

Purchases of Equity Securities by the Issuer. The following sets forth the amount of the 3 ½% convertible notes acquired by AMO during the quarter ended December 31, 2005:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares or Units Purchased	Average Price Paid per Share or Unit	Total Number of Shares or Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares or Units that May Yet Be Purchased Under the Plans or Programs
October 1, 2005 – October 28, 2005	None	—	None	None
October 29, 2005 – November 25, 2005	$3,300,000 in principal amount	48.69 shares of common stock for each $1,000 principal amount of notes and accrued and unpaid interest thereon	None	None
November 26, 2005 – December 31, 2005	$2,127,000 in principal amount	48.69 shares of common stock for each $1,000 principal amount of notes and accrued and unpaid interest thereon	None	None

The following sets forth shares purchased from employees to pay taxes related to our equity incentive plan:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares or Units Purchased	Average Price Paid per Share or Unit	Total Number of Shares or Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares or Units that May Yet Be Purchased Under the Plans or Programs
October 1, 2005 – October 28, 2005	None	—	None	None
October 29, 2005 – November 25, 2005	12	$ 40.23	None	None
November 26, 2005 – December 31, 2005	None	—	None	None

Item 6. Selected Financial Data

The following table sets forth selected financial data as of and for each of the years in the five-year period ended December 31, 2005, which has been derived from our audited consolidated financial statements. After December 31, 2001, goodwill is no longer amortized. Goodwill amortization was $9.0 million in the year ended December 31, 2001.

The selected financial data may not be indicative of the results of operations or financial position that we would have obtained if we had been an independent company during all pre-spin-off periods presented.

No earnings per share data is presented for each of the years in the two-year period ended December 31, 2002 as our earnings were a part of Allergan's earnings through the close of business on June 28, 2002.

	For the Year Ended December 31,				
	2005(b)	2004(a)	2003	2002	2001
	(in thousands, except per share data)				
Statement of Operations:					
Net sales	$ 920,673	$ 742,099	$ 601,453	$ 538,087	$ 543,095
Cost of sales	353,325	306,164	227,811	204,338	212,090
Gross profit	567,348	435,935	373,642	333,749	331,005
Selling, general and administrative	396,599	329,197	276,695	235,977	222,885
Research and development	61,646	45,616	37,413	29,917	28,990
In-process research and development	490,750	28,100	—	—	—
Business repositioning	29,680	—	—	—	—
Operating (loss) income	(411,327)	33,022	59,534	67,855	79,130
Interest expense	29,332	26,933	24,224	13,764	3,302
Loss on investments, net	—	—	—	3,935	793
Unrealized (gain) loss on derivative instruments	(2,563)	403	246	3,199	(1,294)
Loss due to exchange of 3 ½% Convertible Senior Subordinated Notes due 2023	1,885	116,282	—	—	—
Other, net	316	10,620	17,802	2,385	385
Earnings (loss) before income taxes	(440,297)	(121,216)	17,262	44,572	75,944
Provision for income taxes	12,900	8,154	6,905	18,662	20,594
Earnings (loss) before cumulative effect of change in accounting principle	(453,197)	(129,370)	10,357	25,910	55,350
Cumulative effect of change in accounting principle, net of $160 of tax	—	—	—	—	(391)
Net earnings (loss)	$ (453,197)	$ (129,370)	$ 10,357	$ 25,910	$ 54,959
Basic earnings (loss) per share	$ (8.28)	$ (3.89)	$ 0.36	—	—
Diluted earnings (loss) per share	$ (8.28)	$ (3.89)	$ 0.35	—	—

(a) Includes results of the acquired Pfizer Inc. Surgical Ophthalmic Business since June 26, 2004 (date of acquisition).
(b) Includes results of the acquired VISX business since May 27, 2005 (date of acquisition).

	As of December 31,				
	2005	2004	2003	2002	2001
	(in thousands)				
Balance Sheet Data:					
Cash and equivalents	$ 40,826	$ 49,455	$ 46,104	$ 80,578	$ 6,957
Current assets	479,005	376,825	252,492	274,494	210,552
Total assets	1,980,722	1,076,534	461,345	463,206	377,466
Current liabilities	260,116	193,923	115,301	108,204	85,551
Long term debt, net of current portion and short-term borrowings	500,000	550,643	233,611	277,559	75,809

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents the factors that had a material effect on AMO's results of operations and cash flows during each of the three years in the period ended December 31, 2005, and the Company's financial position at that date. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risk and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the section entitled "Risk Factors." This discussion and analysis should be read in conjunction with the historical consolidated financial statements of AMO and related notes thereto included elsewhere in this Form 10-K.

Overview

We are a global leader in the development, manufacture and marketing of medical devices for the eye. We have two major product lines: ophthalmic surgical and eye care. Our ophthalmic surgical product line provides medical devices for use in the cataract / implant and laser vision correction markets. In the cataract and implant market, we focus on the four key products required for cataract surgery – foldable intraocular lenses, or IOLs, implantation systems, phacoemulsification systems and viscoelastics. In the laser vision correction market, we market laser systems, diagnostic devices, treatment cards and microkeratomes for use in laser eye surgery. Our eye care product line provides a full range of contact lens care products for use with most types of contact lenses. These products include single-bottle, multi-purpose cleaning and disinfecting solutions, hydrogen peroxide-based disinfecting solutions, daily cleaners, enzymatic cleaners and contact lens rewetting drops. In addition, we sell contact lenses in Europe and Asia.

We have operations in approximately 20 countries and sell our products in approximately 60 countries and have organized our operations into four regions:

- Americas (North and South America);
- Europe, Africa and Middle East;
- Japan; and
- Asia Pacific (excluding Japan, but including Australia and New Zealand).

Product Rationalization and Repositioning Plan

On October 31, 2005, our Board of Directors approved a product rationalization and repositioning plan covering the discontinuation of non-strategic cataract surgical and eye care products and the elimination or redeployment of resources that support these product lines. The plan also includes organizational changes and potential reductions in force in manufacturing, sales and marketing associated with these product lines, as well as organizational changes in research and development and other corporate functions designed to align the organization with our strategy and strategic business unit organization. A substantial portion of expected operating cost benefits will result from reductions in force and associated annualized employee compensation of approximately $14.2 million.

The plan further calls for increasing our investment in key growth opportunities, specifically our refractive implant product line and international laser vision correction business, and accelerating the implementation of productivity initiatives.

In the fourth quarter of 2005, we incurred $42.3 million of pre-tax charges, which included $12.6 million for inventory related charges included in cost of sales and $29.7 million included in operating expenses for severance, relocation and other one-time termination benefits of $14.0 million, asset write-downs of $9.2 million, contractual obligations of $2.7 million and accelerated productivity and brand repositioning costs of $3.8 million. We expect to incur an additional $28 million to $38 million of charges in the first half of 2006, which will be recognized as the services are performed and actions occur. The total charges that are expected to be incurred are within the range previously announced.

Certain foreign jurisdictions have laws and regulations which require consultations and negotiations with works councils, labor organizations and local authorities. The outcome of these discussions will determine, in part, the restructuring steps to be implemented and the associated cost. Therefore, the final costs of the business repositioning plan may be significantly different from our initial estimates.

Acquisition of VISX, Incorporated

On May 27, 2005, pursuant to the Agreement and Plan of Merger (Merger Agreement), dated as of November 9, 2004, as amended, by and among Advanced Medical Optics, Inc. (AMO), Vault Merger Corporation, a wholly owned subsidiary of AMO, and VISX, Incorporated (VISX), we completed our acquisition of VISX, for total consideration of approximately $1.38 billion, consisting of approximately 27.8 million shares of AMO common stock, the fair value of VISX stock options converted to AMO stock options and approximately $176.2 million in cash (VISX Acquisition). *VISX* products include the *VISX STAR* Excimer Laser System, the *VISX WaveScan* System and *VISX* treatment cards.

The VISX Acquisition has been accounted for as a purchase business combination. Under the purchase method of accounting, the assets acquired and liabilities assumed were recorded at the date of acquisition at their respective fair values. Our reported financial position and results of operations after May 27, 2005 include VISX and the impact of purchase accounting. Purchase accounting applied to the VISX Acquisition resulted in a non-cash in-process research and development charge of $488.5 million in the year ended December 31, 2005.

Acquisition of Pfizer Inc. Surgical Ophthalmic Business

On June 26, 2004, we completed the acquisition of the Pfizer Inc. surgical ophthalmic business for $450 million in cash (Pfizer Acquisition). We acquired ophthalmic surgical products and certain manufacturing and research and development facilities located in Uppsala, Sweden, Groningen, Netherlands and Bangalore, India. The products acquired include the *Healon* line of viscoelastic products used in ocular surgery, the *CeeOn* and *Tecnis* intraocular lenses and the *Baerveldt* glaucoma shunt.

The Pfizer Acquisition has been accounted for as a purchase business combination. Our reported financial position and results of operations after June 26, 2004 include Pfizer and the impact of purchase accounting. Purchase accounting applied to the Pfizer Acquisition resulted in charges in the year ended December 31, 2004, including an in-process research and development charge of $28.1 million and incremental cost of sales of $28.1 million from the sale of acquired inventory adjusted to fair value. During 2004, we also incurred other acquisition-related charges totaling approximately $11.6 million as we integrated the Pfizer surgical ophthalmic business and eliminated duplicative functions.

Separation from Allergan

Allergan spun-off its existing optical medical device business by contributing all of the assets related to the two business lines that comprise the optical medical device business to us and distributing all of our outstanding shares of common stock to its stockholders. We had no material assets, liabilities or activities as a separate corporate entity until Allergan's contribution to us of the optical medical device business. The contribution of assets and distribution to Allergan stockholders was completed on June 29, 2002. As a result of the spin-off, we are an independent public company and Allergan no longer maintains any stock ownership in us.

Prior to the spin-off, we entered into several agreements with Allergan in connection with, among other things, transitional services, employee matters, manufacturing and tax sharing.

Under the manufacturing agreement, which ended on June 29, 2005, Allergan manufactured certain of our eye care products and *VITRAX* viscoelastics from the date of the spin-off. We purchased these products from Allergan at a price equal to Allergan's fully allocated costs plus 10%. During 2005, 2004 and 2003, we purchased $41.9 million, $89.3 million and $77.0 million, respectively, of product from Allergan. On an annual basis, a pricing "true up" calculation was performed during the first calendar quarter after the end of each year. This "true up" calculation was based on the actual volume of products shipped by Allergan to us during the preceding year versus the forecasted volume submitted by us that was used to calculate the invoiced prices. During the year, we periodically reviewed the volume of purchases and accrued for estimated shortfalls, if any. In October 2005, we received $0.8 million from Allergan for the final "true up" calculation for the last six months of the agreement. In March 2005, we made a payment of $0.2 million to Allergan based upon the "true up" calculation for the year ended December 31, 2004. In March 2004, we made a payment of $0.2 million to Allergan based upon the "true up" calculation for the year ended December 31, 2003. These payments have been recorded as an increase/decrease to cost of sales in the accompanying consolidated statements of operations.

The tax sharing agreement governs Allergan's and our respective rights, responsibilities and obligations with respect to taxes for any tax period ending before, on or after the spin-off. Generally, Allergan is liable for all pre-spin-off taxes except for pre-spin-off taxes attributable to our business for 2002. In addition, the tax sharing agreement provides that Allergan is liable for taxes that are incurred as a result of restructuring activities undertaken to effectuate the spin-off. During 2005, we realized final adjustments to accrued, pre-spin-off taxes attributable to our business and payable to Allergan pursuant to this agreement. These adjustments included a $1.4 million benefit from the resolution of a discrete item in the third quarter of 2005, which was recorded in the income tax provision.

Critical Accounting Policies and Estimates

Revenue Recognition and Accounts Receivable

Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collectibility is reasonably assured. We record revenue from product sales when title and risk of ownership have been transferred to the customer, which is typically upon delivery to the customer, with the exception of intraocular lenses distributed on a consignment basis, which is upon notification of implantation in a patient. We recognize license fees and revenues from the sale of treatment cards to direct customers when we ship the treatment cards as we have no continuing obligations or involvement subsequent to shipment.

Some customers finance the purchase or rental of their VISX equipment directly from us over periods ranging from one to three years. These financing agreements are classified as either rental or operating leases or sales type leases as prescribed by Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Under sales type leases, system revenues are recognized based on the net present value of the expected cash flow after installation to direct customers in the United States and Japan or after shipment to international distributors. Under rental or operating lease arrangements, rental revenue is recognized over the term of the agreement.

We generally permit returns of product if such product is returned in a timely matter, in good condition, and through the normal channels of distribution. However, we do not accept returns of treatment cards and we do not provide rights of return or exchange, price protection or stock rotation rights to any of our VISX product distributors. Return policies in certain international markets can be more stringent and are based on the terms of contractual agreements with the customers. Allowances for returns are provided for based upon an analysis of our historical patterns of returns matched against the sales from which they originated. To date, historical product returns have been within our estimates.

When we recognize revenue from the sale of our products, certain allowances known and estimable at time of sale are recorded as a reduction to sales. These items include cash discounts, allowances and rebates. These items are reflected as a reduction to accounts receivable to the extent the customer will or is expected to reduce its payment on the related invoice amounts. In addition, certain items such as rebates provided to customers that meet certain buying targets are paid to the customer subsequent to customer payment. Thus, such amounts are recorded as accrued liabilities. These provisions are estimated based on historical payment experience, historical relationship to revenues and estimated customer inventory levels. If the historical data and inventory estimates used to calculate these provisions do not properly reflect future activity, our financial position, results of operations and cash flows could be impacted. To date, historical sales allowances have been within our estimates.

The allowance for doubtful accounts is determined by analyzing specific customer accounts and assessing the risk of uncollectibility based on insolvency, disputes or other collection issues. In addition, we routinely analyze the different aging categories and establish allowances based on the length of time receivables are past due.

Inventories

Inventories are valued at the lower of first-in, first-out cost or market. On a regular basis, we evaluate inventory balances for excess quantities and obsolescence by analyzing estimated demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory balances are reduced, if necessary.

Goodwill and Long-Lived Assets

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", whereby goodwill is no longer amortized, but instead is subject to a periodic impairment review performed during the second quarter of each fiscal year. In a business combination, goodwill is allocated to our various reporting units, which are the same as our reportable operating segments based on relative fair value of the assets acquired and liabilities assumed. As our operations comprise four reporting units (Americas, Europe/Africa/Middle East, Japan and Asia Pacific), we review the recoverability of goodwill by comparing each unit's fair value to the net book value of its assets. If the book value of the reporting unit's assets exceeds its fair value, the goodwill is written down to its implied fair value.

Additionally, we review the carrying amount of goodwill whenever events and circumstances indicate that the carrying amount of goodwill may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit and adverse legal or regulatory developments. If it is determined such indicators are present and the review indicates goodwill will not be fully recoverable, based upon discounted estimated cash flows, the carrying value is reduced to implied fair value.

In the second quarters of 2005, 2004 and 2003, we performed the annual impairment tests of goodwill, and no impairment was indicated based on these tests.

In accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", we assess potential impairment to our long-lived assets when events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If required, an impairment loss is recognized as the difference between the carrying value and the fair value of the assets.

Income Taxes

We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is "more likely than not" that some or all of the deferred tax assets will not be realized.

We record a liability for potential tax assessments based on our estimate of the potential exposure. New laws and new interpretations of laws and rulings by tax authorities may affect the liability for potential tax assessments. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from estimates. To the extent our estimates differ from actual payments or assessments, income tax expense is adjusted. Our income tax returns in several locations are being examined by the local taxation authorities. Management believes that adequate amounts of tax and related interest, if any, have been provided for any adjustments that may result from these examinations.

Stock-Based Compensation

We measure stock-based compensation for option grants to employees and members of the board of directors using the intrinsic value method. The fair value of each option grant for determining the pro forma disclosure impact of stock-based compensation expense is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions. These assumptions consist of expected dividend yield, expected volatility, expected life, and risk-free interest rate. If the assumptions used to calculate the value of each option grant do not properly reflect future activity, the weighted average fair value of our grants could be impacted. Beginning in the first quarter of 2006, we will measure stock-based compensation using the fair value method under revised Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," issued by the Financial Accounting Standards Board in December 2004. See "New Accounting Standards" section for further discussion.

Under the 2005 Incentive Compensation Plan as approved in the special meeting of stockholders on May 26, 2005, we granted restricted stock to employees and members of the board of directors during the year ended December 31, 2005. Restricted stock awards are valued based on the market price of a share of non-restricted stock on the grant date and compensation expense is recognized over the vesting period of the restricted stock.

Acquired In-Process Research and Development

Costs to acquire in-process research and development (IPR&D) projects and technologies which have no alternative future use and which have not reached technological feasibility at the date of acquisition are expensed as incurred. The fair value of IPR&D projects and technologies is estimated based upon management's assumptions such as projected regulatory approval dates, estimated future revenues and cost of goods sold of the products under development and expected sales and marketing costs. The major risks and uncertainties associated with the timely and successful completion of these projects consist of the ability to confirm the safety and efficacy of the technology based on the data from clinical trials and obtaining necessary regulatory approvals. In addition, no assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of such projects will materialize, as estimated. For these reasons, among others, actual results may vary from the estimated results.

Comparing Fiscal Years Ended December 31, 2005, 2004 and 2003

Net sales. The following table sets forth, for the periods indicated, net sales by geographic region and major product line.

	Year Ended December 31,		
	2005	2004	2003
		(in thousands)	
United States:			
Ophthalmic surgical	$ 246,087	$ 134,247	$ 108,921
Eye care	56,402	52,635	44,537
Total United States	$ 302,489	$ 186,882	$ 153,458
Americas, excluding United States:			
Ophthalmic surgical	$ 30,706	$ 20,139	$ 15,359
Eye care	10,904	10,562	9,570
Total Americas, excluding United States	$ 41,610	$ 30,701	$ 24,929
Europe/Africa/Middle East:			
Ophthalmic surgical	$ 202,670	$ 159,917	$ 112,105
Eye care	95,926	103,806	99,991
Total Europe/Africa/Middle East	$ 298,596	$ 263,723	$ 212,096
Japan:			
Ophthalmic surgical	$ 77,693	$ 62,856	$ 46,370
Eye care	96,595	128,679	117,743
Total Japan	$ 174,288	$ 191,535	$ 164,113
Asia Pacific:			
Ophthalmic surgical	$ 62,650	$ 36,263	$ 23,753
Eye care	41,040	32,995	23,104
Total Asia Pacific	$ 103,690	$ 69,258	$ 46,857
Total net sales:			
Ophthalmic surgical	$ 619,806	$ 413,422	$ 306,508
Eye care	300,867	328,677	294,945
Total net sales	$ 920,673	$ 742,099	$ 601,453
U.S.	32.9%	25.2%	25.5%
International (excluding U.S.)	67.1%	74.8%	74.5%

We organize our operations into four regions: the Americas, which includes North and South America, Europe/Africa/Middle East, Japan and Asia Pacific.

Net sales for 2005 increased by $178.6 million, or 24.1%, to $920.7 million in 2005 from $742.1 million in 2004. The increase in 2005 was primarily the result of sales of products acquired in the VISX Acquisition in 2005 and the full year impact of the purchase of the Pfizer ophthalmic surgical business in June 2004, as well as increased sales of technologically advanced products due to continued market acceptance of the products. Net sales of acquired VISX products approximated $111.1 million in 2005. Net sales of acquired Pfizer ophthalmic surgical products were $168.4 million in 2005, compared to net sales of $75.8 million in 2004. These increases were partially offset by declines in our older non-promoted and discontinued products and eye care sales in Japan and Europe. The unfavorable impact from foreign currency fluctuations on net sales was $0.2 million in 2005. The favorable impact from foreign currency fluctuations during the first nine months of 2005 were offset by a negative impact in the fourth quarter of 2005. Our net sales and earnings in future periods may be negatively impacted during times of a strengthening U.S. dollar.

The U.S. information is presented separately as it is our headquarters country, and U.S. sales represented 32.9%, 25.2%, and 25.5% of total net sales in 2005, 2004 and 2003, respectively. Additionally, sales in Japan represented 18.9%, 25.8%, and 27.3% of total net sales in 2005, 2004 and 2003, respectively. No other country, or any single customer, generated over 10% of total net sales in any of these years.

Net sales in the Americas, including the United States, increased $126.5 million, or 58.1%, in 2005 from 2004 and such increase comprised a $122.4 million increase in sales of ophthalmic surgical products and a $4.1 million increase in sales of eye care products. The increase in sales of ophthalmic surgical products was primarily the result of sales of products acquired in the VISX and Pfizer Acquisitions. Net sales of acquired VISX products were $94.9 million in 2005. Net sales of acquired Pfizer products, including the *Healon* family of viscoelastics and *Tecnis* intraocular lenses, were $49.7 million in 2005, compared to $21.0 million in 2004. The increase in sales of eye care products was primarily due to an increase in sales of *Complete* branded products. Net sales in the Americas include the favorable impact of foreign currency fluctuations of $2.3 million in 2005.

Net sales in Europe/Africa/Middle East increased $34.9 million, or 13.2%, in 2005 from 2004 and such increase comprised a $42.8 million increase in sales of ophthalmic surgical products and a $7.9 million decrease in sales of eye care products. Net sales of acquired VISX products were $6.9 million in 2005. The increase in sales of ophthalmic surgical products includes $68.7 million in sales of acquired Pfizer products, including the *Healon* family of viscoelastics and *Tecnis* intraocular lenses, compared to $31.1 million in 2004. The increase in sales of ophthalmic surgical products also reflected an increase in net sales of phacoemulsification products. The decrease in sales of eye care products was primarily due to a decrease in sales of hydrogen peroxide-based products due to the overall market decline as the migration of single-bottle cleaning regimens continues. Net sales in Europe/Africa/Middle East include the unfavorable impact of foreign currency fluctuations of $1.0 million primarily due to the strengthening of the U.S. dollar versus the euro in 2005.

Net sales in Japan decreased $17.2 million, or 9.0%, in 2005 from 2004 and such decrease comprised a $32.0 million decrease in sales of eye care products, partially offset by a $14.8 million increase in sales of ophthalmic surgical products. The decrease in sales of eye care products was primarily due to decreases in sales of multipurpose solutions and hydrogen peroxide-based products resulting from the contracting market for these products in Japan. We are seeing continuing shrinkage of the market for hydrogen-peroxide based products as contact lens wearers gravitate increasingly to frequent replacement lenses that use more convenient multipurpose solutions. We also saw decreased sales of multipurpose products due to rapid growth of daily disposable lenses and our decision to discontinue our non-core products. The increase in sales of ophthalmic surgical products includes $32.9 million in sales of acquired Pfizer products in 2005, compared to $18.2 million in 2004. Net sales of acquired VISX products were $2.6 million in 2005. Net sales in Japan include the unfavorable impact of foreign currency fluctuations of $ 3.2 million resulting from the strengthening of the U.S. dollar versus the Japanese yen in 2005.

Net sales in Asia Pacific increased $34.4 million, or 49.7%, in 2005 from 2004 and such increase comprised a $26.4 million increase in sales of ophthalmic surgical products and a $8.0 million increase in sales of eye care products. The increase in sales of ophthalmic surgical products includes $17.1 million in sales of acquired Pfizer products in 2005, compared to $5.5 million in 2004. We also saw increased sales of other promoted products in 2005. Net sales of acquired VISX products were $6.7 million in 2005. The increase in sales of eye care products was primarily due to an increase in sales of *Complete* branded products. Net sales in Asia Pacific include the favorable impact of foreign currency fluctuations of $1.7 million in 2005.

Global sales of our ophthalmic surgical products increased $206.4 million, or 49.9%, in 2005 from 2004. Sales of our ophthalmic surgical products increased primarily due to sales of products acquired in the VISX Acquisition and increased sales of our branded promoted products, including the *Healon* family of viscoelastics, *Tecnis* and *ReZoom* intraocular lenses, and increased sales of *Sensar* intraocular lenses and phacoemulsification products. Ophthalmic surgical product sales were negatively impacted by decreased sales of non-promoted older-technology intraocular lenses and non-promoted viscoelastics. We believe that global sales of ophthalmic surgical products will continue to grow due to sales of acquired products, including the *Healon* family of viscoelastics, the *Tecnis* intraocular lens, the *Baerveldt* glaucoma shunt, the *VISX STAR* systems and treatment cards, and increased sales of our *Sensar* and *ReZoom* intraocular lenses. We expect the growth to be partially offset by decreased sales of our older intraocular lenses as we continue our strategy of promoting our higher-technology intraocular lenses, *Tecnis*, *Sensar* and *ReZoom*. Net sales of acquired VISX products were $111.1 million in 2005. Net sales of acquired Pfizer products were $168.4 million in 2005, compared to $75.8 million in 2004. The favorable impact from foreign currency fluctuations during the first nine months of 2005 were offset by a negative impact in the fourth quarter of 2005.

Global sales of our eye care products decreased $27.8 million, or 8.5%, in 2005 from 2004. Sales of our eye care products decreased primarily due to decreased sales of hydrogen peroxide-based products, principally in Europe and Japan, where the migration to single-bottle cleaning regimens continues, and decreased sales of multipurpose solutions in Japan due to an increase in the market for daily disposable lenses. The favorable impact from foreign currency fluctuations during the first nine months of 2005 were offset by a negative impact in the fourth quarter of 2005.

As part of our product rationalization and repositioning plan to maximize our competitive advantage as the global refractive leader and improve the global penetration of our core cataract, refractive and eye care brands, we have discontinued a variety of non-strategic cataract surgical and eye care products that lack critical revenue mass, have experienced steadily declining sales trends and/or have generated relatively unattractive margins. We expect the growth of our promoted products to offset the revenue decline related to these discontinued products.

Net sales for 2004 increased by $140.6 million, or 23.4%, to $742.1 million in 2004 from $601.5 million in 2003. The increase in 2004 was the result of sales of products acquired in the Pfizer Acquisition, sales gains of existing products in both product lines and favorable foreign currency changes. Net sales of acquired products approximated $75.8 million. Foreign currency fluctuations, particularly related to the Japanese yen and the euro, increased sales by $37.5 million, or 6.2%, as compared to average rates in effect in 2003.

Net sales in the Americas, including the United States, increased $39.2 million, or 22.0%, in 2004 from 2003 and such increase was comprised of a $30.1 million increase in sales of ophthalmic surgical products and a $9.1 million increase in sales of eye care products. Net sales in the Americas include the favorable impact of foreign currency fluctuations of $1.6 million. The increase in sales of ophthalmic surgical products includes $21.0 million in sales of products acquired in the Pfizer Acquisition, including the *Healon* family of viscoelastics and *Tecnis* intraocular lenses, and increased sales of the *Sensar* intraocular lens and phacoemulsification products. The increase in sales of eye care products was primarily due to an increase in sales of *Complete* branded products.

Net sales in Europe/Africa/Middle East increased $51.6 million, or 24.3%, in 2004 from 2003 and such increase was comprised of a $47.8 million increase in sales of ophthalmic surgical products and a $3.8 million increase in sales of eye care products. Net sales in Europe/Africa/Middle East include the favorable impact of foreign currency fluctuations of $22.0 million primarily due to the strengthening of the euro versus the U.S. dollar. The increase in sales of ophthalmic surgical products includes $31.1 million in sales of products acquired in the Pfizer Acquisition, including the *Healon* family of viscoelastics and *Tecnis* intraocular lenses, and increased sales of the *Sensar* intraocular lens and phacoemulsification products.

Net sales in Japan increased $27.4 million, or 16.7%, in 2004 from 2003 and such increase was comprised of a $16.5 million increase in sales of ophthalmic surgical products and a $10.9 million increase in sales of eye care products. Net sales in Japan include the favorable impact of foreign currency fluctuations of $11.8 million resulting from the strengthening of the Japanese yen versus the U.S. dollar. The increase in sales of ophthalmic surgical products includes $18.2 million in sales of products acquired in the Pfizer Acquisition, including the *Healon* family of viscoelastics, and increased sales of the *Sensar* intraocular lens. The increase in sales of eye care products was primarily due to an increase in sales of *Complete* branded products and hydrogen peroxide-based products.

Net sales in Asia Pacific increased $22.4 million, or 47.8%, in 2004 from 2003 and such increase was comprised of a $12.5 million increase in sales of ophthalmic surgical products and a $9.9 million increase in sales of eye care products. Net sales in Asia Pacific include the favorable impact of foreign currency fluctuations of $2.1 million. The increase in sales of ophthalmic surgical products includes $5.5 million in sales of products acquired in the Pfizer Acquisition, including the *Healon* family of viscoelastics and *CeeOn* intraocular lenses, and increased sales of the *Sensar* intraocular lens and phacoemulsification products. The increase in sales of eye care products was primarily due to an increase in sales of *Complete* branded products and hydrogen peroxide-based products.

Global sales of our ophthalmic surgical products increased $106.9 million, or 34.9%, in 2004 from 2003. Sales of our ophthalmic surgical products increased primarily due to sales of products acquired in the Pfizer Acquisition of $75.8 million, including the *Healon* family of viscoelastics and the *Tecnis* and *CeeOn* intraocular lenses, and increased sales of *Sensar* intraocular lenses and phacoemulsification products and favorable currency changes. Foreign currency fluctuations in 2004 increased international ophthalmic surgical sales by $19.2 million, or 6.3%, as compared to average rates in effect in 2003.

Global sales of our eye care products increased $33.7 million, or 11.4%, in 2004 from 2003. Sales of our eye care products increased primarily due to an increase in sales of *Complete* branded products and hydrogen peroxide-based products and favorable currency changes. Foreign currency fluctuations in 2004 increased international eye care sales by $18.3 million, or 6.2%, as compared to average rates in effect in 2003.

For additional information relating to our geographic operating segments, including operating income (loss) and long-lived assets, see Note 14 of Notes to Consolidated Financial Statements.

Income and expenses. The following table sets forth certain statement of operations items as a percentage of net sales:

	Year Ended December 31,		
	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	38.4	41.3	37.9
Gross margin	61.6	58.7	62.1
Other operating costs and expenses:			
Selling, general and administrative	43.1	44.4	46.0
Research and development	6.7	6.1	6.2
In-process research and development	53.3	3.8	—
Business repositioning	3.2	—	—
Operating income (loss)	(44.7)	4.4	9.9
Interest expense	3.2	3.6	4.0
Unrealized (gain) loss on derivative instruments	(0.3)	—	—
Other non-operating expense, net	0.2	17.1	3.0
Earnings (loss) before income taxes	(47.8)%	(16.3)%	2.9%
Net earnings (loss)	(49.2)%	(17.4)%	1.7%

Gross margin. Our gross margin percentage increased as a percentage of net sales by 2.9 percentage points to 61.6% in 2005 from 58.7% in 2004. The increase in gross margin was largely driven by sales growth in the higher margin *Healon* family of viscoelastics and sales of acquired VISX products. Gross profit for 2005 included a fourth quarter charge of $12.6 million, or a 1.4 percentage point impact on gross margin percentage, for inventory provisions associated with our product rationalization and business repositioning plan. Gross profit for 2005 was also negatively impacted by a $3.5 million charge, or a 0.4 percentage point impact, associated with manufacturing productivity improvements and integration related costs. Our gross margin percentage decreased as a percent of net sales by 3.4 percentage points to 58.7% in 2004 from 62.1% in 2003. Gross profit for 2004 included a charge of $28.1 million, or 3.8 percentage point impact on gross margin percentage, for manufacturing profit capitalized in inventory and expensed related to the Pfizer Acquisition. In addition, pre-production costs incurred at our manufacturing facility in Madrid, Spain, costs incurred for expansion of our manufacturing facility in Hangzhou, China, and higher costs of product supplied by Allergan contributed to the gross margin percentage decrease, which was partially offset by sales growth in the higher margin *Complete* branded line of eye care products and sales of the *Healon* family of viscoelastics.

Selling, general and administrative. Selling, general and administrative expenses as a percentage of net sales was 43.1% in 2005, compared to 44.4% in 2004. Selling, general and administrative expenses in 2005 include approximately $14.6 million in acquisition and integration-related charges and amortization expense of $26.7 million related to acquired intangible assets. Selling, general and administrative expenses in 2005 also include an $8.6 million charge associated with the termination of a distributor agreement in India that we had with our former parent, Allergan. In addition, selling, general and administrative expenses in 2005 were impacted by selling costs associated with acquired VISX products of $16.2 million. Selling, general and administrative expenses decreased as a percent of net sales by 1.6 percentage points to 44.4 % in 2004 from 46.0% in 2003. Selling, general and administrative expenses for 2004 include an aggregate $2.3 million charge to terminate a distributor contract following the decision to move to a direct sales model in Belgium as a result of the Pfizer Acquisition and severance paid to AMO employees considered redundant upon completion of the Pfizer Acquisition. Amortization of intangible assets was $5.6 million related to the acquired Pfizer intangible assets in 2004. Amortization of intangible assets was $0.1 million in 2003. In 2004, selling, general and administrative expenses also include an additional $9.3 million in acquisition integration-related charges.

Research and development. Research and development expenditures as a percentage of net sales in 2005 increased slightly as compared to 2004 and as a percentage of net sales remained relatively constant in 2004 as compared to 2003. Our research and development strategy is to develop proprietary products for vision correction that are safe and effective and address unmet needs. During 2005, we obtained FDA approval and launched the *ReZoom* Multifocal intraocular lens and the *Tecnis Acrylic* lens, a wavefront-designed monofocal intraocular lens . We are currently focusing on new advancements that build on our *Tecnis, Healon* and *WhiteStar* technology, corneal and lens-based solutions to presbyopia and dry eye products.

In-process research and development. In 2005, we incurred an in-process research and development (IPR&D) charge of $488.5 million related to the VISX Acquisition. This charge represented the estimated fair value of projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use. The Company recorded $449.2 million of this amount in the second quarter of 2005 and $39.3 million in the third quarter of 2005. The additional charge in the third quarter of 2005 resulted primarily from the completion of the IPR&D valuation. The fair value assigned to IPR&D comprised the following projects: High Myopia for *CustomVue* - $14.7 million, Excimer Laser Improvements - $56.2 million and Presbyopia - $417.6 million. The fair value of these projects was determined by performing a discounted cash flow analysis using the "income" approach. Net cash flows attributable to these projects were discounted to their present values at a rate commensurate with the perceived risk, which for these projects ranged from 19.0 to 21.0 percent. High myopia for *CustomVue* was forecasted to be approved for sale in the U.S. in late 2005. FDA approval was received in September 2005. A procedure to treat presbyopia is forecasted to be approved for sale in the U.S. in late 2006. Additional research and development expenses needed prior to expected FDA approval for these procedures are expected to range from $4 million to $6 million. This range represents management's best estimate as to the additional R&D expenses required to bring these products to market in the U.S. Additional research and development expenses in the range of $8 million to $10 million represent management's best estimate as to the additional R&D expenses to bring excimer laser system improvements to market. Forecasted discounted cash flows for each product once launched include estimates for normal sustaining engineering and maintenance R&D. These projects are currently on track for the expected approval dates. However, the major risks and uncertainties associated with the timely and successful completion of these projects consist of the ability to confirm the safety and efficacy of the technology based on the data from clinical trials and obtaining the necessary approvals. We can provide no assurance that the approvals will be received on this schedule or at all.

In 2004, we incurred an IPR&D charge of $28.1 million related to the Pfizer Acquisition. This charge represented the estimated fair value of projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use. The estimated fair value assigned to IPR&D comprised the following projects: *Tecnis* Monofocal - $1.6 million and *Tecnis* Multifocal - $26.5 million. The estimated fair value of these IPR&D projects was estimated by performing a discounted cash flow analysis using the "income" approach. These cash flows were then discounted to a present value using a discount rate of 14.5%. Regulatory approval for the *Tecnis* Monofocal in Japan was expected and received in 2005. We also estimate that the *Tecnis* Multifocal will receive its PMA in the U.S. in 2008, with approval in Japan in 2008. Additional research and development expenses in the range of $2.5 million to $3.0 million for the *Tecnis* Multifocal represents our best estimate as to the additional research and development expenses to bring these products to market. These projects are currently on track for the expected approval dates. However, the major risks and uncertainties associated with the timely and successful completion of these projects consist of the ability to confirm the safety and efficacy of the technology based on the data from clinical trials and obtaining the necessary approvals. We can provide no assurance that the approvals will be received on this schedule or at all.

Business repositioning costs. On October 31, 2005, our Board of Directors approved a product rationalization and repositioning plan covering the discontinuation of non-strategic cataract surgical and eye care products and the elimination or redeployment of resources that support these product lines. The plan also includes organizational changes and potential reductions in force in manufacturing, sales and marketing associated with these product lines, as well as organizational changes in research and development and other corporate functions designed to align the organization with our strategy and strategic business unit organization. The plan further calls for increasing our investment in key growth opportunities, specifically our refractive implant product line and international laser vision correction business, and accelerating the implementation of productivity initiatives. We incurred $42.3 million in pre-tax charges during the fourth quarter of 2005 which included $12.6 million for inventory related charges included in cost of sales and $29.7 million included in operating expenses for severance, relocation and other one-time termination benefits of $14.0 million, asset write-downs of $9.2 million, contractual obligations of $2.7 million and accelerated productivity and brand repositioning costs of $3.8 million. We expect to incur an additional $28 million to $38 million in charges in the first half of 2006. These costs will be recognized as the services are performed and actions occur.

Operating income. Operating income (loss) was $(411.3) million, $33.0 million and $59.5 million in 2005, 2004 and 2003, respectively. Our 2005 operating loss was negatively impacted by an aggregate $559.9 million in charges primarily related to the VISX Acquisition and our product rationalization and business repositioning initiatives as discussed above.

Non-operating expense. Interest expense was $29.3 million, $26.9 million and $24.2 million in 2005, 2004 and 2003, respectively. Interest expense in 2005 includes a pro-rata write-off of debt issuance costs of $5.8 million primarily associated with the termination of the term loan, partially offset by the recognition of a realized gain on interest rate swaps of $0.8 million. In 2004, interest expense included a net charge of $6.5 million comprised of a charge of $9.7 million for the pro-rata write-off of debt issuance costs and write-off of original issue discount and one-time commitment fees net of a net realized gain on interest rate swaps of $3.2 million, all associated with the prepayment of the Japan term loan in June 2004, consummation of the June 2004 tender offer for $70.0 million aggregate principal amount of the 9 ¼% senior subordinated notes, the exchange of $131.4 million aggregate principal amount of the 3 ½% convertible senior subordinated notes and partial prepayment of the $250.0 million June 2004 term loan. Interest expense in 2003 included a net charge of $5.8 million comprised of a charge of $7.8 million for the pro-rata write-off of debt issuance costs and write-off of original issue discount net of a net realized gain on interest rate swaps of $2.0 million associated with the prepayment of a term loan in June 2003, the consummation of the "Modified Dutch Auction" tender offer for $115.0 million aggregate principal amount of the 9 ¼% senior subordinate notes in July 2003 and the repurchase of an additional $15.0 million aggregate principal amount of the 9 ¼% senior subordinate notes in September 2003. We anticipate interest expense to decrease in 2006 relative to 2005 due to the anticipated overall reduction in average borrowings outstanding during 2006 as well as the higher percentage of our relatively low fixed rate convertible debt versus our variable rate debt. The anticipated increase in interest rates throughout 2006 will slightly offset these benefits.

We recorded an unrealized (gain) loss on derivative instruments of $(2.6) million, $0.4 million and $0.2 million in 2005, 2004 and 2003 respectively. We record as "unrealized (gain) loss on derivative instruments" the mark to market adjustments on the outstanding foreign currency options and forward contracts which we entered into to reduce the volatility of expected earnings in currencies other than the U.S. dollar.

In 2005, the loss due to exchange of the 3 ½% convertible senior subordinated notes due 2023 of $1.9 million is comprised of a non-cash charge of $1.7 million and a cash charge of $0.2 million. In the second quarter of 2005, we exchanged 160,695 shares of common stock for $3.0 million aggregate principal amount of the 3 ½% convertible senior subordinated notes in a privately negotiated transaction. As a result, a non-cash charge of approximately $0.5 million representing the fair value of shares issued as a premium was recorded. In the fourth quarter of 2005, we exchanged 291,760 shares of common stock and approximately $0.4 million in cash for $5.6 million aggregate principal amount of the 3 ½% convertible senior subordinated notes in privately negotiated transactions. A non-cash charge of approximately $1.2 million and a cash charge of $0.2 million representing the fair value of shares issued as a premium were recorded.

In 2004, the loss due to exchange of the 3 ½% convertible senior subordinated notes of $116.3 million is comprised of a non-cash charge of $111.7 million and a cash charge of $4.6 million. In the second quarter of 2004, we exchanged approximately 5.8 million shares of common stock and $4.6 million of cash for approximately $108.6 million in aggregate principal amount of these notes. Because these notes were not convertible into equity at such time, a non-cash charge of $107.2 million and a cash charge of $4.6 million was recorded. The $107.2 million non-cash charge was comprised of a charge of $89.1 million representing the difference between the fair market value of 5.3 million shares of common stock issued in exchange for the notes and the principal amount of notes exchanged and a charge of $18.1 million representing the fair market value of 0.5 million shares of common stock issued as a premium. The $4.6 million cash charge represented cash issued as a premium. In the remainder of 2004, we exchanged approximately 1.2 million shares of common stock for approximately $22.8 million in aggregate principal amount of these notes. As a result, a non-cash charge of $4.5 million representing the fair value of shares issued as a premium was recorded.

Other net non-operating expense was $0.3 million for 2005. Other non-operating expense of $10.6 million for 2004 included $10.8 million paid for the repurchase of the 9 ¼% senior subordinated notes and early debt extinguishment costs and fees of $0.1 million aggregating $10.9 million partially offset by foreign exchange gains and interest income. Other non-operating expense of $17.8 million for 2003 included an aggregate premium of $19.4 million paid for the partial repurchase of the 9 ¼% senior subordinated notes net of a foreign currency gain of $2.7 million resulting from the settlement of certain intercompany notes and related transfer of cash utilized for the prepayment of a term loan and partial repurchase of the 9 ¼% senior subordinated notes, which aggregated $16.8 million.

Income taxes. In 2005, we recorded a provision for income taxes of $12.9 million on a pre-tax loss of $440.3 million. The pre-tax loss in 2005 included an in-process research and development charge of $490.8 million, a non-cash charge of $1.7 million and a cash charge of $0.2 million related to the exchange of the 3 ½% convertible senior subordinated notes and a charge of $8.6 million associated with the termination of a distribution agreement in India with Allergan, for which no tax benefit was provided on these items. We have provided a tax provision at 33% on the remaining income, which was partially offset by tax benefits from the American Jobs Creation Act of 2004 and final adjustments with Allergan, which are discussed below. Income taxes are provided on taxable income at the statutory rates applicable to such income and we have provided for U.S. federal income taxes and anticipated foreign withholding taxes on the undistributed earnings of non-U.S. subsidiaries.

The American Jobs Creation Act of 2004 was signed into law in October 2004, which allows companies to elect to repatriate cash into the United States in 2005 at a special, temporary effective tax rate of 5.25 percent. Based on our evaluation of the amount of foreign earnings that we have elected to treat under this special provision, the income tax benefit of the repatriation was $5.7 million in 2005.

The lower tax rate in 2005 reflects continuing implementation of our long-term tax strategies, as well as final adjustments of previously accrued pre-spin-off taxes attributable to our business in 2002 and payable to Allergan pursuant to a pre-spin tax sharing agreement. These adjustments included a $1.4 million benefit from the resolution of a discrete item in the third quarter, which was recorded in the income tax provision.

We believe our future effective income tax rate may vary depending on our mix of domestic and international taxable income or loss and the various tax and treasury methodologies that we implement, including our policy regarding repatriation of future accumulated foreign earnings.

In 2004, we recorded a provision for income taxes of $8.2 million even though we had a pre-tax loss of $121.2 million. We recorded such provision as no tax benefit has been recognized for the IPR&D charge of $28.1 million nor for the aggregate charge of $116.3 million related to the exchange of the 3 ½% convertible senior subordinated notes. Income taxes are provided on taxable income at the statutory rates applicable to such income and we have provided for U.S. federal income taxes and foreign withholding taxes on the undistributed earnings of non-U.S. subsidiaries. We provided a tax provision at 35% on the remaining income in 2004, compared to the effective tax rate of 40% in 2003. The lower tax rate in 2004 reflected continuing implementation of our long-term tax strategies.

Net earnings (loss). Net earnings (loss) was $(453.2) million, $(129.4) million and $10.4 million in 2005, 2004 and 2003, respectively. The net loss in 2005 included an aggregate after-tax charge of $536.9 million, primarily due to the VISX Acquisition, business repositioning costs, integration related costs, and termination of a distributor agreement in India, write-off of debt issuance costs and exchange of the 3 ½% convertible senior subordinated notes, partially offset by tax benefits from the American Jobs Creation Act of 2004 and final adjustments with Allergan.

The net loss in 2004 included an aggregate after-tax charge of $175.5 million related to the following: the manufacturing profit capitalized in inventory and expensed related to the Pfizer Acquisition; the charge to terminate a distributor contract following the decision to move to a direct sales model in Belgium as a result of the Pfizer Acquisition and severance paid to AMO employees considered redundant upon completion of the Pfizer Acquisition; the in-process research and development charge related to the Pfizer Acquisition; the pro-rata write-off of debt issuance costs and write-off of original issue discount net of a net realized gain on interest rate swaps; and the charges related to the repurchase of the 9 ¼% senior subordinated notes and the exchange of the 3 ½% convertible senior subordinated notes.

Net earnings in 2003 included an aggregate after-tax charge of $13.5 million related to the pro-rata write-off of debt issuance costs and write-off of original issue discount net of a net realized gain on interest rate swaps and a net charge related to the prepayment of a term loan and partial repurchase of the 9 ¼% senior subordinated notes.

Liquidity and Capital Resources

Management assesses our liquidity by our ability to generate cash to fund operations. Significant factors in the management of liquidity are: funds generated by operations; levels of accounts receivable, inventories, accounts payable and capital expenditures; adequate lines of credit; and financial flexibility to attract long-term capital on satisfactory terms. As of December 31, 2005, we had cash and equivalents of $40.8 million.

Historically, we have generated cash from operations in excess of working capital requirements, and we expect to do so in the future. Net cash provided by operating activities in 2005 was $20.8 million compared to $39.7 million in 2004 and $48.0 million in 2003. Operating cash flow decreased in 2005 compared to 2004 due to increases in cash paid for income taxes, timing of accounts payable payments and inventory buildup, partially offset by the favorable impact of the VISX acquisition and timing of accounts receivable collections. The inventory buildup was due in part to "bridging" stock related to the recent transfer of eye care manufacturing from Allergan and the increases in the size and scope of our global manufacturing network. Operating cash flow decreased in 2004 compared to 2003 primarily as a result of early debt extinguishment costs paid in cash and an increase in accounts receivable partially offset by an increase in accounts payable. The increase in accounts receivable was primarily due to the additional sales of acquired Pfizer products and the increase in accounts payable was primarily due to the additional costs incurred in operating the acquired Pfizer manufacturing facilities in Uppsala, Sweden, Groningen, Netherlands and Bangalore, India and expansion of our eye care manufacturing facilities in Madrid, Spain and Hangzhou, China in preparation for our transition of eye care manufacturing from Allergan. Additionally, in February 2004, we received approximately $4.7 million from Allergan. This payment ended a dispute between us and Allergan regarding the ownership of a certain value added tax receivable due from France. As part of the settlement with Allergan, we were responsible for paying penalties and expenses associated with the receivable, which aggregated less than $0.5 million.

Net cash used in investing activities was $79.9 million, $482.2 million, and $41.1 million in 2005, 2004 and 2003, respectively. The 2005 capital expenditures are primarily comprised of expenditures to upgrade our viscoelastics manufacturing facility in Uppsala, Sweden. The 2005 amount includes $36.9 million net cash paid primarily for the acquisition of VISX. The 2004 capital expenditures are primarily comprised of expansion of our manufacturing facilities in preparation for the transition away from the Allergan manufacturing agreement, expenditures at the acquired manufacturing facilities and construction of research and development facilities at our leased headquarters. The 2004 amount also includes the $456.7 million Pfizer Acquisition purchase price, which was financed with a portion of the proceeds from the issuance of $350.0 million of 2 ½% convertible senior subordinated notes and a $250.0 million term loan. In November 2003, we completed the purchase of an existing manufacturing facility in Madrid, Spain. We financed the approximately $21.4 million purchase of this facility with available cash and borrowings under our senior credit facility. Expenditures for property, plant and equipment totaled $23.1 million, $17.5 million, and $12.6 million in 2005, 2004, and 2003, respectively. We expect to incur significant capital expenditures with respect to the Uppsala, Sweden manufacturing facility during the next year in order to separate the facility from existing Pfizer operations. Expenditures for demonstration (demo) and bundled equipment, primarily phacoemulsification and microkeratome surgical equipment, were $11.1 million, $6.8 million, and $7.0 million in 2005, 2004, and 2003, respectively. We maintain demo and bundled equipment to facilitate future sales of similar equipment and related products to our customers. Expenditures for capitalized internal-use software were $8.8 million, $2.4 million, and $0.7 million in 2005, 2004, and 2003, respectively. The 2005 software expenditures were due to acquisition related integrations and improvements to support common global technology platforms. We capitalize internal-use software costs after technical feasibility has been established. In 2006, we expect to invest approximately $ 60.0 million to $ 70.0 million in property, plant and equipment, demo and bundled equipment, and capitalized software as part of the overall expansion of our business.

Net cash provided by financing activities was $54.0 million in 2005, which comprised $150.0 million of proceeds from the issuance of the 1.375% convertible senior subordinated notes, $60.0 million of borrowings primarily under the senior revolving credit facility, $45.8 million of proceeds from the sale of stock to employees and $0.8 million proceeds received after settling an interest rate swap agreement, reduced by $194.2 million of debt repayments and $8.4 million of financing related costs.

Net cash provided by financing activities was $442.2 million in 2004, which primarily comprised $350.0 million of proceeds from the issuance of the 2 ½% convertible senior subordinated notes and a $250.0 million term loan, partially offset by repayment of debt of $149.2 million and financing related costs of $16.6 million.

Net cash used in financing activities was $43.5 million in 2003, which primarily comprised $162.4 million of long-term debt borrowings and $6.0 million from the sale of stock to employees reduced by long-term debt repayments of $205.0 million and financing related costs of $7.3 million.

In January 2005, we entered into an amendment to our senior credit facility to provide for an increase of $100.0 million in the revolving loan commitments and an additional $100.0 million in term loan commitments. On May 27, 2005, we and certain of our subsidiaries, as guarantors thereunder, entered into an amendment to provide for an additional increase of $100.0 million in the revolving loan commitments under the senior credit facility, which amounts were made available to us to finance, in part, our acquisition of VISX, and are available for working capital and other general corporate purposes subject to satisfaction of certain conditions. This amendment also provides for termination of $100.0 million of existing term loan commitment. The amendment increased the revolving loan commitments to $300.0 million. The maturity of the senior credit facility on June 25, 2009 remains unchanged.

On May 27, 2005, we borrowed approximately $200.0 million under the senior revolving credit facility to fund the cash portion of the VISX Acquisition. In June 2005, we repaid approximately $123.0 million of revolver borrowings with acquired VISX cash.

At December 31, 2005, we had $50.0 million of borrowings outstanding under the revolving credit facility. Approximately $18.7 million of the revolving credit facility was reserved to support letters of credit issued on our behalf for normal operating purposes and we had approximately $231.3 million undrawn and available revolving loan commitments. At December 31, 2005, we had $10.0 million of borrowings outstanding under a short-term loan from Bank of Ireland to our subsidiary, AMO Ireland. This loan was supported by a $10.0 million letter of credit which was part of the $18.7 million of letters of credit noted previously. This loan was paid in its entirety on February 21, 2006 and is no longer available for borrowing.

Our senior credit facility provides that we will maintain certain financial and operating covenants which include, among other provisions, maintaining specific leverage and coverage ratios. Certain covenants under the senior credit facility may limit the incurrence of additional indebtedness. The senior credit facility prohibits dividend payments. We were in compliance with these covenants at December 31, 2005. Our senior credit facility is secured by a first priority perfected lien on, and pledge of, all of the combined company's present and future property and assets (subject to certain exclusions), 100% of the stock of the domestic subsidiaries, 66% of the stock of the foreign subsidiaries and all present and future intercompany debts.

In the second quarter of 2005, we exchanged 160,695 shares of common stock for $3.0 million aggregate principal amount of 3 ½% convertible senior subordinated notes in a privately negotiated transaction. In the fourth quarter of 2005, we exchanged 291,760 shares of common stock and approximately $0.4 million in cash for $5.6 million aggregate principal amount of 3 ½% convertible senior subordinated notes in privately negotiated transactions.

On July 18, 2005, we issued $150.0 million of 1.375% convertible senior subordinated notes (Senior Subordinated Notes) due July 1, 2025. Interest on the Senior Subordinated Notes is payable on January 1 and July 1 of each year, commencing on January 1, 2006. The Senior Subordinated Notes are convertible into 21.0084 shares of our common stock for each $1,000 principal amount of the Senior Subordinated Notes (conversion price of approximately $47.60 per share), subject to adjustment. The Senior Subordinated Notes may be converted, at the option of the holders, into cash or under certain circumstances, cash and shares of our common stock at any time on or prior to the trading day preceding June 1, 2011. We have elected to satisfy in cash the conversion obligation with respect to the principal amount of the Senior Subordinated Notes.

On July 21, 2005, we paid off the balance of our term loan, including approximately $149.1 million of principal and approximately $1.2 million of accrued interest, using the net proceeds from the 1.375% convertible senior subordinated notes and existing cash. As a result of the repayment, the term loan is no longer available for borrowing.

Our cash position includes amounts denominated in foreign currencies, and the repatriation of those cash balances from some of our non-U.S. subsidiaries may result in additional tax costs. However, these cash balances are generally available without legal restriction to fund ordinary business operations.

We believe that the net cash provided by our operating activities, supplemented as necessary with borrowings available under our revolving credit facility and existing cash and equivalents, will provide sufficient resources to fund the expected 2006 capital expenditures, and to meet our working capital requirements, debt service and other cash needs over the next year.

We are partially dependent upon the reimbursement policies of government and private health insurance companies. Government and private sector initiatives to limit the growth of health care costs, including price regulation and competitive pricing, are continuing in many countries where we do business. As a result of these changes, the marketplace has placed increased emphasis on the delivery of more cost-effective medical therapies. While we have been unaware of significant price resistance resulting from the trend toward cost containment, changes in reimbursement policies and other reimbursement methodologies and payment levels could have an adverse effect on our pricing flexibility.

Additionally, the current trend among U.S. hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The enhanced purchasing power of these larger customers may also increase the pressure on product pricing, although we are unable to estimate the potential impact at this time.

Inflation. Although at reduced levels in recent years, inflation may cause upward pressure on the cost of goods and services used by us. The competitive and regulatory environments in many markets substantially limit our ability to fully recover these higher costs through increased selling prices. We continually seek to mitigate the adverse effects of inflation through cost containment and improved productivity and manufacturing processes.

Foreign currency fluctuations. Approximately 67%, 75%, and 74% of our revenues in the years ended December 31, 2005, 2004 and 2003, respectively, were derived from operations outside the United States, and a significant portion of our cost structure is denominated in currencies other than the U.S. dollar, primarily the Japanese yen and the euro. Therefore, we are subject to fluctuations in sales and earnings reported in U.S. dollars as a result of changing currency exchange rates.

The impact of foreign currency fluctuations on sales was a $0.2 million decrease in 2005, $37.5 million and $48.1 million increase in 2004 and 2003, respectively. The sales increases in 2004 and 2003 were due primarily to a strengthening of the Japanese yen and euro versus the U.S. dollar.

Contractual obligations. The following represents a list of our material contractual obligations and commitments as of December 31, 2005:

	Payments Due by Period				
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
			(in millions)		
Long-term debt, principal amount [(a)]	$ —	$ —	$ —	$ 500.0	$ 500.0
Cash commitments for interest expense	12.2	21.6	21.6	148.5	203.9
Operating lease obligations	15.1	19.7	8.6	24.5	67.9
IT services	3.9	3.6	—	—	7.5
Other purchase obligations, primarily purchases of inventory and capital equipment	49.6	12.8	—	—	62.4

(a) excludes short-term borrowings of $60.0 million.

Off-balance sheet arrangements. We had no off-balance sheet arrangements at December 31, 2005.

New Accounting Standards

In November 2004, Statement of Financial Accounting Standards No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4" (SFAS No. 151), was issued. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect adoption of this standard to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the Financial Accounting Standards Board (FASB) issued a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123R). SFAS No. 123R supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25), and its related implementation guidance and eliminates the alternative to use Opinion 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. SFAS No. 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first annual reporting period that begins after June 15, 2005. On March 29, 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 107 (SAB 107), which expresses the views of the SEC regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the SEC's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instrument issues under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation costs related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R, and disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations subsequent to adoption of SFAS No. 123R. We will adopt SFAS No. 123R in the first quarter of fiscal 2006. As a result of the provisions of SFAS No. 123R and SAB 107, we expect the compensation charge under SFAS No. 123R to reduce diluted net income per share by approximately $0.15 to $0.20 per share for fiscal 2006. However, the assessment of the estimated compensation charge is affected by stock prices as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of the stock price and employee stock option exercise behaviors.

In December 2004, the FASB issued FASB Staff Position No. FSP 109-1, "Application of FASB Statement No. 109, "Accounting for Income Taxes" (FSP No. 109-1), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." The American Jobs Creation Act (AJCA) introduces a special 9% tax deduction on qualified production activities. FSP No. 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement 109. Although FSP No. 109-1 is effective immediately, we have not completed the analysis and do not expect to be able to complete the analysis until after Congress or the Treasury Department provides additional clarifying language on the key elements of the provision. Based on our current analysis, the adoption of FSP No. 109-1 does not have a material impact on our consolidated financial position, results of operations, or cash flows.

In December 2004, the FASB issued FASB Staff Position No. FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP No. 109-2). The AJCA introduces an elected limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP No. 109-2 provides accounting and disclosure guidance for the repatriation provision. During the fourth quarter of 2005, we elected to repatriate $43.2 million of eligible foreign earnings. Since we provide taxes currently on foreign earnings, the election of this provision enabled us to realize a tax benefit of $5.7 million during the fourth quarter of 2005.

In May 2005, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. We are required to adopt the provisions of SFAS 154, as applicable, beginning in fiscal 2006. We do not expect the adoption of this standard to have a material impact on our consolidated financial position, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We routinely monitor the risks associated with fluctuations in currency exchange rates and interest rates. We address these risks through controlled risk management that may include the use of derivative financial instruments to economically hedge or reduce these exposures. We do not expect to enter into financial instruments for trading or speculative purposes.

Given the inherent limitations of forecasting and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that such programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either interest or foreign exchange rates. In addition, the timing of the accounting for recognition of gains and losses related to mark-to-market instruments for any given period may not coincide with the timing of gains and losses related to the underlying economic exposures and, therefore, may adversely affect our operating results and financial position.

To ensure the adequacy and effectiveness of our interest rate and foreign exchange hedge positions, we continually monitor, from an accounting and economic perspective, our interest rate swap positions and foreign exchange forward and option positions, when applicable, both on a stand-alone basis and in conjunction with our underlying interest rate and foreign currency exposures.

Interest rate risk. At December 31, 2005, our debt comprises primarily domestic borrowings of which $500.0 million is fixed rate debt and $60.0 million is variable rate debt.

In July 2004, we entered into an interest rate swap agreement, which effectively converted the interest rate on $125.0 million of term loan borrowings from a floating rate to a fixed rate. This interest rate swap qualified as a cash flow hedge and would have matured in July 2006. In April 2005, we terminated the interest rate swap. Upon termination, we received approximately $0.8 million and included the related gain of approximately $0.5 million, which includes the accrued but unpaid net amount between us and the swap counterparty, as a component of accumulated other comprehensive income in the second quarter of 2005. As a result of the repayment of the term loan in July 2005, the gain on the interest rate swap of $0.8 million was fully recognized as a reduction to the interest expense in the third quarter of 2005. At December 31, 2005, there are no outstanding interest rate swaps.

In 2002, we entered into two interest rate swap agreements, which effectively converted the interest rate on $150.0 million of the 9 ¼% senior subordinated notes from a fixed to a floating rate and converted the interest rate on $50.0 million of term loan borrowings from a floating to a fixed rate. The interest rate swaps had maturity dates beginning in 2005 and qualified as either fair value or cash flow hedges. Changes in fair value of the interest rate swap agreement qualifying as a cash flow hedge were recorded in other comprehensive income to the extent such changes were effective and as long as the cash flow hedge requirements were met. In May 2003 and October 2002, we realized the value of the interest rate swaps qualifying as fair value hedges. We received an aggregate of approximately $14.8 million, of which approximately $6.3 million represented the net settlement of the accrued but unpaid amount between us and the swap counterparties. The remaining amount of approximately $8.5 million was recorded as an adjustment to the carrying amount of the 9 ¼% senior subordinated notes as a premium and was being amortized over the remaining life of the 9 ¼% senior subordinated notes. At December 31, 2003, after recognizing a pro-rata portion of the gain upon repurchase of a portion of the 9 ¼% senior subordinated notes, the unamortized gain on these interest rate swaps was $3.5 million. As a result of the June 2004 repurchase of the remaining 9 ¼% senior subordinated notes, the remaining unamortized gain on the interest rate swaps was fully recognized.

In May 2003, we terminated the interest rate swap qualifying as a cash flow hedge. We paid approximately $2.4 million and included the related loss of approximately $2.3 million as a component of accumulated other comprehensive income. As a result of the prepayment of the term loan in June 2003, the loss on the interest rate swap was fully recognized as interest expense.

The tables below present information about our debt obligations and interest rate derivatives for the years ended December 31, 2005 and 2004:

December 31, 2005

	Maturing in							
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Market Value
	(in thousands, except interest rates)							
LIABILITIES								
Debt Obligations:								
Fixed Rate	$ —	$ —	$ —	$ —	$ —	$ 350,000	$ 350,000	$ 376,705
Weighted Average Interest Rate	—	—	—	—	—	2.50%	2.50%	
Fixed Rate	$ —	$ —	$ —	$ —	$ —	$ 150,000	$ 150,000	$ 150,948
Weighted Average Interest Rate	—	—	—	—	—	1.375%	1.375%	
Variable Rate	$ 10,000	$ —	$ —	$ —	$ —	$ —	$ 10,000	$ 10,000
Weighted Average Interest Rate	4.61%	—	—	—	—	—	4.61%	
Variable Rate	$ 50,000	$ —	$ —	$ —	$ —	$ —	$ 50,000	$ 50,000
Weighted Average Interest Rate	6.22%	—	—	—	—	—	6.22%	
Total Debt Obligations	$ 60,000	$ —	$ —	$ —	$ —	$ 500,000	$ 560,000	$ 587,653
Weighted Average Interest Rate	5.95%	—	—	—	—	2.16%	2.57%	

December 31, 2004

	Maturing in 2005	2006	2007	2008	2009	Thereafter	Total	Fair Market Value
	(in thousands, except interest rates)							
LIABILITIES								
Debt Obligations:								
Fixed Rate	$ —	$ —	$ —	$ —	$ —	$ 350,000	$ 350,000	$ 379,750
Weighted Average Interest Rate	—	—	—	—	—	2.50%	2.50%	
Fixed Rate	$ —	$ —	$ —	$ —	$ —	$ 8,600	$ 8,600	$ 18,311
Weighted Average Interest Rate	—	—	—	—	—	3.50%	3.50%	
Variable Rate	$ 1,950	$ 1,950	$ 1,950	$ 94,559	$ 93,584	$ —	$ 193,993	$ 193,993
Weighted Average Interest Rate	4.50%	4.50%	4.50%	4.50%	4.50%	—	4.50%	
Total Debt Obligations	$ 1,950	$ 1,950	$ 1,950	$ 94,559	$ 93,584	$ 358,600	$ 552,593	$ 592,054
Weighted Average Interest Rate	4.50%	4.50%	4.50%	4.50%	4.50%	2.52%	3.22%	
INTEREST RATE DERIVATIVES								
Interest Rate Swaps:								
Variable to Fixed	$ —	$ 125,000	$ —	$ —	$ —	$ —	$ 125,000	$ 319
Average Pay Rate	—	3.05%	—	—	—	—	3.05%	
Average Receive Rate	—	2.57%	—	—	—	—	2.57%	

Foreign currency risk. Overall, we are a net recipient of currencies other than the U.S. dollar and, as such, we benefit from a weaker dollar and are adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may negatively affect our consolidated net sales and gross profit as expressed in U.S. dollars.

We may enter into foreign exchange option and forward contracts to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business operations. Accordingly, we enter into contracts which change in value as foreign exchange rates change to economically offset the effect of changes in value of foreign currency assets and liabilities, commitments and anticipated foreign currency denominated sales and operating expenses. We enter into foreign exchange option and forward contracts in amounts between minimum and maximum anticipated foreign exchange exposures, generally for periods not to exceed one year. We do not enter into foreign exchange option and forward contracts for trading purpose.

We use foreign currency option contracts, which provide for the sale of foreign currencies to offset foreign currency exposures expected to arise in the normal course of our business. While these instruments are subject to fluctuations in value, such fluctuations are anticipated to offset changes in the value of the underlying exposures. The principal currencies subject to this process are the Japanese yen and the euro. The foreign exchange forward contracts are entered into to protect the value of foreign currency denominated monetary assets and liabilities and the changes in the fair value of the foreign currency forward contracts were economically designed to offset the changes in the revaluation of the foreign currency denominated monetary assets and liabilities. These forward contracts are denominated in currencies which represent material exposures. The changes in the fair value of foreign currency option and forward contracts are recorded through earnings as "Unrealized (gain) loss on derivative instruments" while any realized gains or losses on expired contracts are recorded through earnings as "Other, net" in the accompanying consolidated statements of operations. Any premium cost of purchased foreign exchange option contracts are recorded in "Other current assets" and amortized over the life of the options.

The following tables provide information about our foreign currency derivative financial instruments outstanding as of December 31, 2005 and 2004. The information is provided in U.S. dollar amounts, as presented in our consolidated financial statements.

	December 31, 2005		December 31, 2004	
	Notional Amount	Average Contract or Strike Rate	Notional Amount	Average Contract or Strike Rate
	(in $ millions)		(in $ millions)	
Foreign currency forward contracts:				
Receive US$/Pay Foreign Currency:				
Swedish Krona	$ 31.5	7.94	—	—
U.K. Pound	5.2	1.72	—	—
Swiss Franc	1.5	1.31	—	—
Pay US$/Receive Foreign Currency:				
Japanese Yen	3.0	117.45	—	—
Euro	5.9	1.19	—	—
Canadian Dollar	3.4	1.17	—	—
Australia Dollar	2.9	0.73	—	—
Total Notional	**$ 53.4**			
Estimated Fair Value	**$ —**			
Foreign currency purchased put options:				
Japanese Yen	$ 66.2	117.83	$ 67.3	114.40
Euro	40.2	1.18	56.9	1.15
Foreign currency sold call options:				
Japanese Yen	60.0	106.60	—	—
Euro	43.0	1.26	—	—
Total Notional	**$ 209.4**		**$ 124.2**	
Estimated Fair Value	**$ 1.1**		**$ 0.1**	

The notional principal amount provides one measure of the transaction volume outstanding as of the end of the period, and does not represent the amount of our exposure to market loss. The estimate of fair value is based on applicable and commonly used prevailing financial market information as of December 31, 2005 and 2004, respectively. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

The impact of foreign exchange risk management transactions on income was a net realized loss of $2.0 million, $1.9 million and $2.5 million in 2005, 2004 and 2003, respectively, which are recorded in "Other, net" on the accompanying consolidated statements of operations.

Item 8: Financial Statements and Supplementary Data

Index to Financial Statements

ADVANCED MEDICAL OPTICS, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2005	As of December 31, 2004
	(In thousands, except share data)	
ASSETS		
Current assets		
Cash and equivalents	$ 40,826	$ 49,455
Trade receivables, net	238,761	189,465
Inventories	104,820	85,028
Deferred income taxes	66,476	40,250
Other current assets	28,122	12,627
Total current assets	479,005	376,825
Property, plant and equipment, net	115,725	118,639
Deferred income taxes	12,626	—
Other assets	52,473	41,825
Intangible assets, net	495,609	147,895
Goodwill	825,284	391,350
Total assets	$ 1,980,722	$ 1,076,534
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt and short-term borrowings	$ 60,000	$ 1,950
Accounts payable	64,045	77,824
Accrued compensation	43,406	31,451
Other accrued expenses	90,666	67,042
Income taxes	1,434	15,656
Deferred income taxes	565	—
Total current liabilities	260,116	193,923
Long-term debt, net of current portion	500,000	550,643
Deferred income taxes	182,179	29,570
Other liabilities	28,365	26,128
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $.01 par value; 5,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value; 240,000,000 shares authorized; 67,832,010 and 37,069,452 shares issued	678	371
Additional paid-in capital	1,586,864	310,437
Accumulated deficit	(557,586)	(104,389)
Accumulated other comprehensive income (loss)	(19,870)	69,874
Less treasury stock, at cost (1,397 and 1,379 shares)	(24)	(23)
Total stockholders' equity	1,010,062	276,270
Total liabilities and stockholders' equity	$ 1,980,722	$ 1,076,534

See accompanying notes to consolidated financial statements.

ADVANCED MEDICAL OPTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Net sales	$ 920,673	$ 742,099	$ 601,453
Cost of sales	353,325	306,164	227,811
Gross profit	567,348	435,935	373,642
Selling, general and administrative	396,599	329,197	276,695
Research and development	61,646	45,616	37,413
In-process research and development	490,750	28,100	—
Business repositioning	29,680	—	—
Operating income (loss)	(411,327)	33,022	59,534
Non-operating expense (income):			
Interest expense	29,332	26,933	24,224
Unrealized (gain) loss on derivative instruments	(2,563)	403	246
Loss due to exchange of 3½% Convertible Senior Subordinated Notes due 2023 (note 6)	1,885	116,282	—
Other, net	316	10,620	17,802
	28,970	154,238	42,272
Earnings (loss) before income taxes	(440,297)	(121,216)	17,262
Provision for income taxes	12,900	8,154	6,905
Net earnings (loss)	$ (453,197)	$ (129,370)	$ 10,357
Net earnings (loss) per share:			
Basic	$ (8.28)	$ (3.89)	$ 0.36
Diluted	$ (8.28)	$ (3.89)	$ 0.35
Weighted average number of shares outstanding:			
Basic	54,764	33,284	29,062
Diluted	54,764	33,284	29,644

See accompanying notes to consolidated financial statements.

ADVANCED MEDICAL OPTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Stock		Additional Paid-In In Capital	Unearned Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total	Comprehensive Income (Loss)
	Shares	Par Value					Shares	Amount		
					(in thousands)					
Balance at December 31, 2002	28,724	$ 287	$ 47,455	$ —	$ 14,624	$ 3,331	(3)	$ (13)	$ 65,684	
Comprehensive income										
Net earnings					10,357				10,357	$ 10,357
Other comprehensive income:										
Foreign currency translation adjustments, net of $6,598 of tax						9,365			9,365	9,365
Unrealized gain on derivative instruments qualifying as cash flow hedges, net of $1,745 of tax						2,507			2,507	2,507
Reclassification adjustment for realized loss on derivatives included in net earnings, net of $928 of tax						(1,335)			(1,335)	(1,335)
Total comprehensive income										$ 20,894
Issuance of common stock under stock option plan	426	4	3,794						3,798	
Issuance of common stock under stock purchase plans	217	2	2,040				13	118	2,160	
Issuance of restricted stock	12	1	165	(166)					—	
Expense of compensation plan				102					102	
Tax benefits from employee stock plans			674						674	
Purchase of treasury stock, at cost							(11)	(120)	(120)	
Balance at December 31, 2003	29,379	$ 294	$ 54,128	$ (64)	$ 24,981	$ 13,868	(1)	$ (15)	$ 93,192	
Comprehensive loss										
Net loss					(129,370)				(129,370)	$(129,370)
Other comprehensive loss:										
Foreign currency translation adjustments						55,799			55,799	55,799
Unrealized gain on derivative instrument qualifying as cash flow hedge, net of $112 of tax						207			207	207
Total comprehensive loss										$ (73,364)
Issuance of common stock in connection with convertible note exchanges	7,021	70	243,881						243,951	
Issuance of common stock under stock option plan	490	5	4,934						4,939	
Issuance of common stock under stock purchase plans	171	2	3,051						3,053	
Issuance of restricted stock	8		265	(265)					—	
Expense of compensation plan				219					219	
Tax benefits from employee stock plans			4,288						4,288	
Purchase of treasury stock, at cost								(8)	(8)	
Balance at December 31, 2004	37,069	$ 371	$ 310,547	$ (110)	$(104,389)	$ 69,874	(1)	$ (23)	$ 276,270	
Comprehensive loss										
Net loss					(453,197)				(453,197)	$(453,197)
Other comprehensive loss:										
Foreign currency translation adjustments						(89,537)			(89,537)	(89,537)
Reclassification adjustment for realized gain on derivative instrument qualifying as cash flow hedge, net of $112 of tax						(207)			(207)	(207)
Total comprehensive loss										$(542,941)
Issuance of common stock in connection with convertible note exchanges	453	4	10,126						10,130	
Issuance of common stock under stock option plan	2,305	23	41,388						41,411	
Issuance of common stock under stock purchase plans	144	1	4,429						4,430	
Issuance of restricted stock	74	1	4,008	(4,008)					1	
Cancellation of restricted stock			(49)	49					—	
Issuance of common stock under VISX acquisition	27,787	278	1,202,907						1,203,185	
Expense of compensation plan				1,245					1,245	
Tax benefits from employee stock plans			16,332						16,332	
Transfer of restricted stock to treasury stock								(1)	(1)	
Balance at December 31, 2005	67,832	$ 678	$1,589,688	$ (2,824)	$(557,586)	$ (19,870)	(1)	$ (24)	$1,010,062	

See accompanying notes to consolidated financial statements.

ADVANCED MEDICAL OPTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005	2004	2003
		(in thousands)	
Cash flows provided by operating activities			
Net earnings (loss):	$ (453,197)	$ (129,370)	$ 10,357
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Amortization and write-off of original issue discount and debt issuance costs	9,284	11,028	9,687
Amortization and write-off of net realized gain on interest rate swaps	(773)	(3,466)	(2,631)
Depreciation and amortization	51,588	23,616	15,547
Deferred income taxes	(5,104)	(16,737)	(9,356)
Tax benefit from issuance of stock under stock plans	—	4,288	674
In-process research and development	490,750	28,100	—
Loss on exchange of convertible senior subordinated notes	1,670	111,702	—
Loss on investments and assets	13,165	1,047	756
Unrealized (gain) loss on derivatives	(2,563)	403	246
Expense of compensation plan	1,245	219	102
Changes in assets and liabilities, net of effect of acquisition:			
Trade receivables	(27,780)	(48,459)	6,202
Inventories	(14,720)	13,198	7,214
Other current assets	(7,170)	(1,514)	5,396
Accounts payable	(27,328)	39,759	(8,882)
Accrued expenses and other liabilities	6,684	7,294	14,574
Income taxes	(16,802)	5,775	(2,174)
Other non-current assets	1,887	(7,215)	264
Net cash provided by operating activities	20,836	39,668	47,976
Cash flows from investing activities			
Acquisition of business, net of cash acquired	(36,867)	(456,709)	—
Additions to property, plant and equipment	(23,097)	(17,492)	(12,605)
Purchase of net assets of manufacturing facility	—	—	(21,359)
Proceeds from sale of property, plant and equipment	48	1,172	556
Additions to capitalized internal-use software	(8,816)	(2,415)	(674)
Additions to demonstration and bundled equipment	(11,135)	(6,778)	(6,971)
Net cash used in investing activities	(79,867)	(482,222)	(41,053)
Cash flows from financing activities			
Proceeds from issuance of convertible senior subordinated notes	150,000	350,000	140,000
Short-term borrowings, net	60,000	—	—
Long-term debt borrowings	—	250,000	22,376
Repayment of long-term debt	(194,166)	(149,243)	(205,000)
Financing related costs	(8,459)	(16,553)	(7,316)
Proceeds from issuance of common stock	45,841	7,992	5,958
Net proceeds from settlement of interest rate swaps	773	—	582
Purchase of treasury stock	—	(8)	(120)
Net cash provided by (used in) financing activities	53,989	442,188	(43,520)
Effect of exchange rates on cash and equivalents	(3,587)	3,717	2,123
Net increase (decrease) in cash and equivalents	(8,629)	3,351	(34,474)
Cash and equivalents at beginning of year	49,455	46,104	80,578
Cash and equivalents at end of year	$ 40,826	$ 49,455	$ 46,104
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest	$ 22,005	$ 21,472	$ 23,391
Income taxes	34,805	14,225	13,727
Supplemental non-cash investing and financing activities:			
Exchange of convertible notes into common stock	$ 8,600	$ 131,400	$ —
Acquisition of VISX, Incorporated (Note 3)	1,203,185	—	—

See accompanying notes to consolidated financial statements.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

Note 1: Description of Business

Advanced Medical Optics, Inc. (AMO) develops, manufactures and markets medical devices for the eyes in two major product lines, ophthalmic surgical and eye care. The ophthalmic surgical product line provides medical devices for use in the cataract / implant and laser vision correction markets. In the cataract and implant surgery market, the Company focuses on the four key products required for cataract surgery – foldable intraocular lenses (IOLs), implantation systems, phacoemulsification systems and viscoelastics. In the laser vision correction market, the Company markets laser systems, diagnostic devices, treatment cards and microkeratomes for use in laser eye surgery. The eye care product line provides a full range of contact lens care products for use with most types of contact lenses. These products include single-bottle, multi-purpose cleaning and disinfecting solutions, hydrogen peroxide-based disinfecting solutions, daily cleaners, enzymatic cleaners and contact lens rewetting drops. In addition, the Company sells contact lenses in Europe and Asia. The Company sells its products in approximately 60 countries and has direct operations in approximately 20 countries.

On June 29, 2002, Allergan, Inc. (Allergan) transferred its optical medical device business consisting of the ophthalmic surgical and eye care product lines to the Company in connection with a tax-free spin-off. Allergan distributed 28,723,512 shares of AMO on June 29, 2002 to Allergan stockholders of record on June 14, 2002 by means of a tax-free dividend. The spin-off resulted in AMO operating as an independent entity with publicly traded common stock. Unless the context indicates otherwise, references to the Company and AMO refer to Allergan's optical medical device business for periods prior to June 29, 2002 and to AMO and its subsidiaries for the periods on or after such date.

Allergan has no ownership interest in AMO after June 29, 2002, but performed certain services for AMO pursuant to various agreements that are outlined in Note 8. However, unless released by third parties, Allergan may remain liable for certain obligations and liabilities that were transferred to and assumed by AMO. The Company is obligated to indemnify Allergan for liabilities related to those transferred obligations and liabilities.

Note 2: Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the consolidated financial statements. These policies are in conformity with accounting principles generally accepted in the United States of America and have been applied consistently in all material respects. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and related disclosures. Actual results could differ from those estimates.

Basis of Presentation

The consolidated financial statements include the accounts of AMO and all of its subsidiaries. All significant transactions among the consolidated entities have been eliminated from the consolidated financial statements.

Foreign Currency Translation

The financial position and results of operations of AMO's foreign operations are generally determined using local currency as the functional currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income statement amounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in stockholders' equity. Gains and losses resulting from foreign currency transactions and remeasurements relating to foreign operations deemed to be operating in U.S. dollar functional currency are included in "Other, net" in the accompanying consolidated statements of operations.

Cash and Equivalents

The Company considers cash and equivalents to include cash in banks, money market mutual funds and time deposits with financial institutions with original maturities of 90 days or less.

Investments

The Company has non-marketable equity investments in conjunction with its various collaboration arrangements. The non-marketable equity investments are recorded at cost and are evaluated periodically for other than temporary declines in fair value. The company uses the following criteria to determine if such a decline should be considered other than temporary:

- the duration and extent to which the market value has been less than cost;
- the financial condition and near-term prospects of the investee;
- the reasons for the decline in market value;
- the investee's performance against product development milestones; and
- the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

If it is determined that a decline of any investment is other than temporary, then the carrying value would be written down to fair value, and the write-down would be included in earnings as a loss.

Inventories

Inventories are valued at the lower of first-in, first-out cost or market. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory balances are written down, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions, major renewals and improvements are capitalized, while maintenance and repairs are expensed. For financial reporting purposes, depreciation is generally provided on the straight-line method over the useful lives of the related assets, which are 20 to 40 years for buildings and improvements and from 3 to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease or the asset, whichever is shorter. Accelerated depreciation methods are generally used for income tax purposes.

Goodwill and Long-Lived Assets

Goodwill represents the excess of acquisition costs over the fair value of net assets of purchased businesses. Intangible assets include licensing agreements, trademarks, customer relationships and technology rights and are amortized over their estimated useful lives ranging from 3 to 19 years.

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", whereby goodwill is no longer amortized, but instead is subject to a periodic impairment review performed during the second quarter of each fiscal year. In a business combination, goodwill is allocated to the Company's various reporting units, which are the same as the Company's reportable operating segments based on relative fair value of the assets acquired and liabilities assumed. As the Company's operations are composed of four reporting units (Americas, Europe/Africa/Middle East, Japan and Asia Pacific), the Company reviews the recoverability of its goodwill on an annual basis by comparing each unit's fair value to the net book value of its assets. If the book value of the reporting unit's assets exceeds its fair value, the goodwill is written down to its implied fair value. In the second quarters of 2005, 2004 and 2003, the Company performed its annual impairment tests of its goodwill, and no impairment was indicated based on these tests.

Additionally, the Company reviews the carrying amount of goodwill whenever events and circumstances indicate that the carrying amount of goodwill may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit and adverse legal or regulatory developments. If it is determined such indicators are present and the review indicates goodwill will not be fully recoverable, based upon discounted estimated cash flows, the carrying value is reduced to implied fair value.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," the Company assesses potential impairment to its long-lived assets when events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If required, an impairment loss is recognized as the difference between the carrying value and the fair value of the assets.

Capitalized Software

The Company capitalizes certain internal-use computer software costs after technological feasibility has been established. These capitalized costs are amortized utilizing the straight-line method over their estimated economic life not to exceed three years.

Demonstration (Demo) and Bundled Equipment

In the normal course of business, the Company maintains demo and bundled equipment, primarily phacoemulsification and microkeratome surgical equipment, for the purpose and intent of selling similar equipment or related products to the customer in the future. Demo and bundled equipment are not held for sale and are recorded as other non-current assets. The assets are amortized utilizing the straight-line method over their estimated economic life not to exceed three years.

Revenue Recognition and Accounts Receivable

Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collectibility is reasonably assured. The Company records revenue from product sales when title and risk of ownership have been transferred to the customer, which is typically upon delivery to the customer, with the exception of intraocular lenses distributed on a consignment basis, which is upon notification of implantation in a patient. The Company recognizes license fees and revenues from the sale of treatment cards to direct customers when it ships the treatment cards as it has no continuing obligations or involvement subsequent to shipment.

Some customers finance the purchase or rental of their VISX equipment directly from the Company over periods ranging from one to three years. These financing agreements are classified as either rental or operating leases or sales type leases as prescribed by SFAS No. 13, "Accounting for Leases." Under sales type leases, equipment revenues are recognized based on the net present value of the expected cash flow after installation to direct customers in the United States and Japan or after shipment to international distributors. Under rental or operating lease arrangements, rental revenue is recognized over the term of the agreement.

The Company generally permits returns of product if such product is returned in a timely matter, in good condition, and through the normal channels of distribution. However, the Company does not accept returns of treatment cards and does not provide rights of return or exchange, price protection or stock rotation rights to any VISX product distributors. Return policies in certain international markets can be more stringent and are based on the terms of contractual agreements with the customers. Allowances for returns are provided for based upon an analysis of the Company's historical patterns of returns matched against the sales from which they originated. To date, historical product returns have been within the Company's estimates.

When the Company recognizes revenue from the sale of products, certain allowances known and estimable at time of sale are recorded as a reduction to sales. These items include cash discounts, allowances and rebates. These items are reflected as a reduction to accounts receivable to the extent the customer will or is expected to reduce its payment on the related invoice amounts. In addition, certain items such as rebates provided to customers that meet certain buying targets are paid to the customer subsequent to customer payment. Thus, such amounts are recorded as accrued liabilities. These provisions are estimated based on historical payment experience, historical relationship to revenues and estimated customer inventory levels. To date, historical sales allowances have been within the Company's estimates.

The allowance for doubtful accounts is determined by analyzing specific customer accounts and assessing the risk of uncollectibility based on insolvency, disputes or other collection issues. In addition, the Company routinely analyzes the different aging categories and establishes allowances based on the length of time receivables are past due (based on contractual terms). A write-off will occur if the settlement of the account receivable is less than the carrying amount or the Company determines the balance will not be collected.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk principally consist of trade receivables. Wholesale distributors, major retail chains, and managed care organizations account for a substantial portion of trade receivables. This risk is limited due to the large number of customers comprising the Company's customer base, and their geographic dispersion. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

Income Taxes

The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management evaluates the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is "more likely than not" that some or all of the deferred tax assets will not be realized.

In preparing its consolidated financial statements, the Company is required to estimate its income taxes in each jurisdiction in which it operates. This process involves estimating the current liability as well as assessing temporary differences resulting from differing treatment of items for tax and financial accounting purposes. Significant management judgment is required in determining the provision for income taxes and deferred tax assets and liabilities.

Stock-Based Compensation

The Company measures stock-based compensation for option grants to employees and members of the board of directors using the intrinsic value method. The fair value of each option grant for determining the pro forma disclosure impact of stock-based compensation expense is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions. These assumptions consist of expected dividend yield, expected volatility, risk-free interest rate and expected life.

Under the 2005 Incentive Compensation Plan as approved in the special meeting of stockholders on May 26, 2005, the Company granted restricted stock to employees and members of the board of directors in May 2005. Restricted stock awards are valued based on the market price of a share of non-restricted stock on the grant date and compensation expense is recognized over the vesting period of the restricted stock.

Had compensation expense for the Company's stock options and employee stock purchase plans been recognized based upon the fair value of awards granted, the Company's net earnings (loss) would have decreased (increased) to the following pro forma amounts (in thousands, except per share data):

	2005	2004	2003
Net earnings (loss):			
As reported:	$ (453,197)	$ (129,370)	$ 10,357
Stock-based compensation expense included in reported net earnings (loss), net of tax	834	99	61
Stock-based compensation expense determined under fair value based method, net of tax	(11,800)	(7,117)	(4,939)
Pro forma	$ (464,163)	$ (136,388)	$ 5,479
Earnings per share:			
As reported:			
Basic	$ (8.28)	$ (3.89)	$ 0.36
Diluted	$ (8.28)	$ (3.89)	$ 0.35
Pro forma:			
Basic	$ (8.48)	$ (4.10)	$ 0.19
Diluted	$ (8.48)	$ (4.10)	$ 0.18

The value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Stock Options			ESPP		
	2005	2004	2003	2005	2004	2003
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility	36.0%	42.3%	34.8%	35.3%	37.3%	33.9%
Risk-free interest rate	3.8%	3.8%	2.9%	3.9%	1.2%	1.1%
Expected life (in years)	5.0	4.9	4.8	0.5	0.5	0.5
Weighted-average fair value	$ 14.52	$ 14.05	$ 4.87	$ 9.09	$ 6.35	$ 3.83

Research and Development

Research and development costs are charged to expense when incurred.

Acquired In-Process Research and Development

Costs to acquire in-process research and development (IPR&D) projects and technologies which have no alternative future use and which have not reached technological feasibility at the date of acquisition are expensed as incurred (see Note 3).

Comprehensive Income (Loss)

Comprehensive income (loss) encompasses all changes in equity other than those with stockholders and consists of net earnings (loss), foreign currency translation adjustments and unrealized gains/losses on derivative instruments, if applicable.

Recently Adopted and Issued Accounting Standards

In November 2004, Statement of Financial Accounting Standards No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4" (SFAS No. 151), was issued. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect adoption of this standard to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the Financial Accounting Standards Board (FASB) issued a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123R). SFAS No. 123R supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (Opinion 25) and its related implementation guidance and eliminates the alternative to use Opinion 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. SFAS No. 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first annual reporting period that begins after June 15, 2005. On March 29, 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 107 (SAB 107) which expresses the views of the SEC regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the SEC's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instrument issues under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation costs related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R, and disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations subsequent to adoption of SFAS No. 123R. The Company will adopt SFAS No. 123R in the first quarter of fiscal 2006. As a result of the provisions of SFAS No. 123R and SAB 107, the Company expects the compensation charge under SFAS No. 123R to reduce diluted net income per share by approximately $0.15 to $0.20 per share for fiscal 2006. However, the assessment of the estimated compensation charge is affected by stock prices as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of the stock price and employee stock option exercise behaviors.

In December 2004, the FASB issued FASB Staff Position No. FSP 109-1, "Application of FASB Statement No. 109, "Accounting for Income Taxes" (FSP No. 109-1), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." The American Jobs Creation Act (AJCA), introduces a special 9% tax deduction on qualified production activities. FSP No. 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement 109. Although FSP No. 109-1 is effective immediately, the Company has not completed the analysis and does not expect to be able to complete the analysis until after Congress or the Treasury Department provides additional clarifying language on the key elements of the provision. Based on the Company's current analysis, the adoption of FSP No. 109-1 does not have a material impact on its consolidated financial position, results of operations, or cash flows.

In December 2004, the FASB issued FASB Staff Position No. FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP No. 109-2). The AJCA introduces an elected limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP No. 109-2 provides accounting and disclosure guidance for the repatriation provision. During the fourth quarter of 2005, the Company elected to repatriate $43.2 million of eligible foreign earnings. Since the Company provides taxes currently on foreign earnings, the election of this provision enabled the Company to realize a tax benefit of $5.7 million during the fourth quarter of 2005.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3" (SFAS No. 154). SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS No. 154 is issued. The Company is required to adopt the provisions of SFAS No. 154, as applicable, beginning in fiscal 2006. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position, results of operations or cash flows.

Note 3: Acquisitions

VISX, Incorporated (VISX)

On May 27, 2005, pursuant to the Agreement and Plan of Merger (Merger Agreement), dated as of November 9, 2004, as amended, by and among AMO, Vault Merger Corporation, a wholly owned subsidiary of AMO, and VISX, AMO completed its acquisition of VISX, for total consideration of approximately $1.38 billion, consisting of approximately 27.8 million shares of AMO common stock, the fair value of VISX stock options converted to AMO stock options and approximately $176.2 million in cash (VISX Acquisition). VISX products include the *VISX STAR* Excimer Laser System, the *VISX WaveScan* System and *VISX* treatment cards. As a result of the VISX Acquisition, the Company became the leader in the design and development of proprietary technologies and systems for laser vision correction of refractive vision disorders.

The VISX Acquisition has been accounted for as a purchase business combination. Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at the date of acquisition at their respective fair values.

The results of operations of the VISX Acquisition have been included in the accompanying consolidated statements of operations from the date of the VISX Acquisition. The total cost of the VISX Acquisition is as follows (in thousands):

Cash consideration to VISX stockholders	$ 176,167
Fair value of AMO shares issued to VISX stockholders	1,136,605
Fair value of vested VISX stock options	66,580
Direct transaction fees and expenses	15,765
Cash and cash equivalents acquired	(156,765)
Total purchase price	$ 1,238,352

The above purchase price has been allocated based on the fair values of assets acquired and liabilities assumed.

The purchase price has been allocated as follows (in thousands):

Inventories	$ 11,918
Accounts receivable, net	39,353
Other current assets	22,129
Property, plant and equipment	3,350
Other non-current assets	8,038
Intangible assets	402,300
In-process research and development	488,500
Goodwill	479,016
Accounts payable	(16,032)
Other current liabilities	(43,957)
Non-current deferred tax liability, primarily related to intangible assets	(156,263)
Net assets acquired	$ 1,238,352

The purchase price allocation will be finalized in 2006 upon completion of integration activities. Of the $402.3 million of acquired intangible assets, $239.5 million was assigned to developed technology rights that have a weighted-average useful life of approximately 10.1 years, $22.4 million was assigned to customer relationships with a useful life of 5 years and $140.4 million was assigned to the VISX trade name with an indefinite useful life. The amounts assigned to intangible assets were based on management's estimate of the fair value.

Identification and allocation of value to the identified intangible assets was based on the provisions of SFAS No. 141, "Business Combinations," (SFAS No. 141). The fair value of the identified intangible assets was estimated by performing a discounted cash flow analysis using the "income" approach. This method includes a forecast of direct revenues and costs associated with the respective intangible assets and charges for economic returns on tangible and intangible assets utilized in cash flow generation. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk. The projected cash flow assumptions considered contractual relationships, customer attrition, eventual development of new technologies and market competition.

The estimates of expected useful lives are based on guidance from SFAS No. 141 and take into consideration the effects of competition, regulatory changes and possible obsolescence. The useful lives of technology rights are based on the number of years in which net cash flows have been projected. The useful lives of customer relationships was estimated based upon the length of the contracts currently in place, probability based estimates of contract renewals in the future and natural growth and diversification of other potential customers, which were considered insignificant. Management considers the VISX trade name to be the leading name in excimer laser vision correction procedures. VISX's estimated market share of 60 percent demonstrates its commercial success. Management intends to maintain and continue to market existing and new products under the VISX trade name. As management intends to continue to use the VISX trade name indefinitely, an indefinite life was assigned.

Assumptions used in forecasting cash flows for each of the identified intangible assets included consideration of the following:

- VISX historical operating margins
- Number of procedures and devices VISX has developed and had approved by the FDA
- VISX market share
- Contractual and non-contractual relationships with large groups of surgeons and
- Patents and exclusive licenses held.

A history of operating margins and profitability, a strong scientific, service and manufacturing employee base and a leading presence in the excimer laser market were among the factors that contributed to a purchase price resulting in the recognition of goodwill.

The acquired goodwill, which is not deductible for tax purposes, has been allocated to the Americas operating segment.

In-process research and development (IPR&D)

Approximately $488.5 million of the purchase price represents the estimated fair value of projects that, as of the VISX Acquisition date, had not reached technological feasibility and had no alternative future use. The Company recorded $449.2 million of this amount in the second quarter of 2005 and $39.3 million in the third quarter of 2005. The additional charge in the third quarter of 2005 resulted primarily from the completion of the IPR&D valuation. The fair value assigned to IPR&D comprised the following projects (in thousands):

	Value of IPR&D Acquired
High Myopia for *CustomVue*	$ 14,700
Excimer Laser Improvements	56,200
Presbyopia	417,600
Total	$ 488,500

The fair value of these projects was determined by performing a discounted cash flow analysis using the "income" approach. Net cash flows attributable to these projects were discounted to their present values at a rate commensurate with the perceived risk, which for these projects ranged from 19.0 to 21.0 percent. The following assumptions underlie the fair value as of the VISX Acquisition date:

- A high myopia procedure for *CustomVue* was forecasted to be approved for sale in the U.S. in late 2005. A procedure to treat presbyopia is forecasted to be approved for sale in the U.S. in late 2006. Additional research and development expenses needed prior to expected FDA approval for these procedures are expected to range from $4 million to $6 million. This range represents management's best estimate as to the additional R&D expenses required to bring these products to market in the U.S. Forecasted discounted cash flows for each product once launched include estimates for normal sustaining engineering and maintenance R&D;

- Additional research and development expenses in the range of $8 million to $10 million represent management's best estimate as to the additional R&D expenses to bring excimer laser system improvements to market. Like the other IPR&D projects, maintenance R&D and sustaining engineering costs were allocated to the forecasted cash flows once commercialized;

- Revenue that is reasonably likely to result from the approved and unapproved potential uses of identifiable intangible assets that includes the estimated number of units to be sold, estimated selling prices, estimated market penetration and estimated market share and year-over-year growth rates over the product cycles. These estimates were based on management's consideration of life cycles for similar products VISX has previously launched, the competitive landscape, and previous success in working with the FDA; and

- The cost structure was assumed to be similar to that for existing products.

The major risks and uncertainties associated with the timely and successful completion of these projects consist of the ability to confirm the safety and efficacy of the technology based on the data from clinical trials and obtaining necessary regulatory approvals. In addition, no assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of such projects will materialize, as estimated. For these reasons, among others, actual results may vary significantly from the estimated results.

In September 2005, high myopia *CustomVue* was approved by FDA.

Pfizer Inc. Surgical Ophthalmic Business

On June 26, 2004, pursuant to a stock and asset purchase agreement dated as of April 21, 2004, the Company completed the purchase of Pfizer Inc.'s surgical ophthalmic business for $450.0 million in cash (Pfizer Acquisition). Pfizer's surgical ophthalmic business manufactured and marketed surgical devices for the eyes. The Company acquired ophthalmic surgical products and certain manufacturing and research and development facilities located in Uppsala, Sweden, Groningen, Netherlands and Bangalore, India. The products acquired include the *Healon* line of viscoelastic products used in ocular surgery, the *CeeOn* and *Tecnis* intraocular lenses and the *Baerveldt* glaucoma shunt. The Pfizer Acquisition has been accounted for as a purchase business combination.

The following unaudited pro forma information assumes the VISX Acquisition and the Pfizer Acquisition occurred on January 1, 2004. These unaudited pro forma results have been prepared for informational purposes only and do not purport to represent what the results of operations would have been had the VISX Acquisition and the Pfizer Acquisition occurred as of the date indicated, nor of future results of operations. The unaudited pro forma results for years ended December 31, 2005 and 2004 are as follows (in thousands, except per share data):

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net sales	$ 1,000,842	$ 982,834
Net earnings	37,377 (1)	70,603 (2)
Earnings per share:		
Basic (3)	$ 0.57	$ 1.09
Diluted (4)	$ 0.54	$ 1.04

(1) The unaudited pro forma information for the year ended December 31, 2005 excludes the following non-recurring charges related to the VISX Acquisition: a $488.5 million in-process research and development charge and a $2.0 million charge for the amortization and write-off of debt issuance costs. The unaudited pro forma information also reflects an $11.7 million increase in amortization related to management's estimate of the fair value of intangible assets acquired as the result of the VISX Acquisition and a $4.7 million increase in interest expense resulting from additional borrowings incurred to fund the cash portion of the VISX Acquisition and related costs and amortization of deferred financing costs. Approximately $11.0 million of merger charges incurred by VISX is not excluded from the unaudited pro forma information for the year ended December 31, 2005.

(2) The unaudited pro forma information for the year ended December 31, 2004 excludes the following non-recurring charges related to the Pfizer Acquisition: incremental cost of sales of $28.1 million from the sale of acquired inventory adjusted to fair value, a $28.1 million in-process research and development charge, a charge of $6.5 million for the write-off of debt issuance costs, one-time commitment fee and original issue discount, net of the recognition of realized gains

on interest rate swaps; and early debt extinguishment costs of $127.2 million. The unaudited pro forma information also reflects a $2.3 million decrease in depreciation and amortization related to the fair value of property, plant and equipment and identifiable intangible assets acquired in the Pfizer Acquisition and a $4.1 million increase in interest expense resulting from the recapitalization to fund the Pfizer Acquisition.

The unaudited pro forma information for the year ended December 31, 2004 also includes a $28.2 million increase in amortization related to management's estimate of the fair value of intangible assets acquired as the result of the VISX Acquisition and an $11.4 million increase in interest expense resulting from additional borrowings incurred to fund the cash portion of the VISX Acquisition and related costs and amortization of deferred financing costs.

(3) The weighted average number of shares outstanding used for the computation of basic earnings per share for the year ended December 31, 2005 reflects the issuance of 27.8 million shares of AMO's common stock to VISX stockholders less the 16.6 million weighted average shares related to the VISX Acquisition already included in basic shares outstanding.

The weighted average number of shares outstanding used for the computation of basic earnings per share for the year ended December 31, 2004 reflects the issuance of 7.0 million shares of AMO's common stock in the private exchanges of the 3½% Convertible Senior Subordinated Notes less the 3.6 million weighted average shares related to the private exchanges already included in basic shares outstanding. The weighted average number of shares outstanding used for the computation of basic earnings per share for the year ended December 31, 2004 also includes the 27.8 million shares issued to VISX stockholders as the result of the VISX Acquisition.

(4) The weighted average number of shares outstanding used for the computation of diluted earnings per share for the year ended December 31, 2005 includes the aggregate dilutive effect of approximately 3.3 million shares for stock options and awards, the remaining 3½% Convertible Senior Subordinated Notes and VISX options exchanged for AMO stock options

The weighted average number of shares outstanding used for the computation of diluted earnings per share for the year ended December 31, 2004 includes the aggregate dilutive effect of approximately 3.6 million shares for stock options and awards, the remaining 3½% Convertible Senior Subordinated Notes and VISX options exchanged for AMO stock options.

Quest Vision Technology, Inc. (Quest)

In June 2005, the Company acquired Quest, an optical medical device research and development company, for approximately $2.5 million. Approximately $2.3 million of the purchase price was expensed as IPR&D in the year ended December 31, 2005, as it represents the estimated fair value of projects that had not reached technological feasibility and had no alternative future use at the date of acquisition. The acquisition of Quest was not material to the historical consolidated financial position, results of operations or cash flows of the Company.

Note 4: Product Rationalization and Business Repositioning

On October 31, 2005, the Company's Board of Directors approved a product rationalization and repositioning plan covering the discontinuation of non-strategic cataract surgical and eye care products and the elimination or redeployment of resources that support these product lines. The plan also includes organizational changes and potential reductions in force in manufacturing, sales and marketing associated with these product lines, as well as organizational changes in research and development and other corporate functions designed to align the organization with our strategy and strategic business unit organization.

The plan further calls for increasing the Company's investment in key growth opportunities, specifically the Company's refractive implant product line and international laser vision correction business, and accelerating the implementation of productivity initiatives.

Certain foreign jurisdictions have laws and regulations which require consultations and negotiations with works councils, labor organizations and local authorities. The outcome of these discussions will determine, in part, the restructuring steps to be implemented and the associated cost. Therefore, the final costs of the business repositioning plan may be significantly different from the Company's initial estimates.

The Company incurred $42.3 million in pre-tax charges during the fourth quarter of 2005 as follows (in thousands):

Business Repositioning Costs Reported In:	Costs Incurred	Cash Payments	Non-Cash Adjustments	Balance at December 31, 2005
Cost of sales -				
Inventory provisions	$ 12,585	$ —	$ (12,585)	$ —
Operating Expenses -				
Severance, relocation and related costs	14,020	(5,241)	—	8,779
Asset write-downs	9,172	—	(9,172)	—
Contractual obligations	2,641	—	—	2,641
Productivity initiatives and brand repositioning costs	3,847	(2,964)	—	883
	29,680	(8,205)	(9,172)	12,303
	$ 42,265	$ (8,205)	$ (21,757)	$ 12,303

Severance, relocation and related costs were incurred for worldwide workforce reductions due to the Company's discontinuing certain non-core products and infrastructure and process improvements associated with the Company's productivity initiatives. The majority of the workforce reductions occurred in Japan, the United States and Europe across all business functions. Asset write-downs resulted from the impairment and disposal of long-lived assets from the reduction in expected future cash flows from certain discontinued non-core products and reconfiguration and streamlining of certain facilities. The fair values of impaired assets were based on probability weighted expected cash flows as determined in accordance with SFAS No. 144.

Note 5: Composition of Certain Financial Statement Captions

	December 31, 2005	December 31, 2004
	(in thousands)	
Trade receivables, net		
Trade receivables	$ 247,849	$ 196,908
Less allowance for doubtful accounts	9,088	7,443
	$ 238,761	$ 189,465
Inventories		
Finished products, including consignment inventory of $11,890 and $9,107 in 2005 and 2004, respectively	$ 66,492	$ 69,928
Work in process	13,148	6,942
Raw materials	25,180	8,158
	$ 104,820	$ 85,028
Property, plant and equipment, net		
Land	$ 8,987	$ 9,497
Buildings and leasehold improvements	79,502	65,987
Machinery, equipment and furniture	94,819	102,193
	183,308	177,677
Less accumulated depreciation and amortization	67,583	59,038
	$ 115,725	$ 118,639

Intangible assets, net

(In thousands)	Useful Life (Years)	December 31, 2005 Gross Amount	December 31, 2005 Accumulated Amortization	December 31, 2004 Gross Amount	December 31, 2004 Accumulated Amortization
Amortizing Intangible Assets:					
Licensing	3 - 5	$ 4,590	$ (4,113)	$ 4,590	$ (3,983)
Technology rights	8 - 19	348,379	(26,128)	136,165	(5,371)
Trademarks	13.5	14,689	(1,995)	17,440	(946)
Customer relationships	5	22,400	(2,613)	—	—
		390,058	(34,849)	158,195	(10,300)
Nonamortizing Tradename (VISX)	Indefinite	140,400	—	—	—
		$ 530,458	$ (34,849)	$ 158,195	$ (10,300)

The intangible assets balance increased due to the acquired intangible assets as the result of the VISX Acquisition, net of the impact of foreign currency fluctuation. Amortization expense was $26.9 million, $5.6 million and $0.1 million in 2005, 2004 and 2003, respectively, and is recorded in selling, general and administrative in the accompanying consolidated statements of operations. Amortization expense is expected to be $38.6 million in 2006, $37.6 million in 2007 and 2008, $37.4 million in 2009, $34.8 million in 2010 and $169.2 million thereafter. Actual amortization expense may vary due to the impact of foreign currency fluctuations.

Goodwill

	December 31, 2004	December 31, 2003
	(In thousands)	
Goodwill:		
Americas	$ 614,017	$ 135,001
Europe/Africa/Middle East	78,049	103,360
Japan	100,887	120,709
Asia Pacific	32,331	32,280
	$ 825,284	$ 391,350

The increase in goodwill in 2005 is due to goodwill resulting from the VISX Acquisition (see Note 3), partially offset by foreign currency fluctuations.

Note 6: Debt

(In thousands)	Average Rate of Interest	December 31, 2005	December 31, 2004
Convertible Senior Subordinated Notes due 2024	2.50%	$ 350,000	$ 350,000
Convertible Senior Subordinated Notes due 2023	3.50%	—	8,600
Convertible Senior Subordinated Notes due 2025	1.375%	150,000	—
Bank term loan	4.50%	—	193,993
Short term borrowings	5.95%	60,000	—
		560,000	552,593
Less current maturities		60,000	1,950
Total debt, net of current portion and short term borrowings		$ 500,000	$ 550,643

Senior Credit Facility

On June 25, 2004, the Company amended and restated its senior credit facility to provide a $250.0 million term loan and a $100.0 million revolving credit facility. The amended and restated senior credit facility matures on June 25, 2009. In January 2005, the Company entered into an amendment to the senior credit facility to provide for an increase of $100.0 million in the revolving loan commitments and an additional $100.0 million in term loan commitments. On May 27, 2005, the Company and certain of its subsidiaries, as guarantors thereunder, entered into an amendment to provide for an additional increase of $100.0 million in the revolving loan commitments under the senior credit facility, which amounts were made available to AMO to finance, in part, AMO's acquisition of VISX, and are available for working capital and other general corporate purposes subject to satisfaction of certain conditions. This amendment also provides for termination of $100.0 million of existing term loan commitment. The amendment increased the revolving loan commitments to $300.0 million. The maturity of the senior credit facility on June 25, 2009 remains unchanged.

During the second quarter of 2005, the Company paid approximately $44.5 million of the term loan. On June 30 2005, the Company paid approximately $0.4 million of the term loan. On July 21, 2005, the Company repaid the balance of its term loan, including approximately $149.1 million of principal and approximately $1.2 million of accrued interest, using the net proceeds from the 1.375% convertible senior subordinated notes (see below) and existing cash. As a result of the repayment of the term loan, the Company wrote off remaining debt issuance costs of approximately $3.8 million in the third quarter of 2005.

On May 27, 2005, the Company borrowed approximately $200.0 million under the senior revolving credit facility to fund the cash portion of the VISX Acquisition. In June 2005, the Company repaid approximately $123.0 million of revolver borrowings with acquired VISX cash.

At December 31, 2005, the Company had $50.0 million borrowings outstanding under the revolving credit facility. Approximately $18.7 million of the revolving credit facility was reserved to support letters of credit issued on the Company's behalf for normal operating purposes and the Company has approximately $231.3 million undrawn and available revolving loan commitments. At December 31, 2005, the Company had $10.0 million of borrowings outstanding under a short-term loan from Bank of Ireland to an AMO subsidiary, AMO Ireland. This loan was supported by a $10.0 million letter of credit which was part of the $18.7 million of letters of credit noted above. This loan was paid in its entirety on February 21, 2006 and is no longer available for borrowing.

Borrowings under the revolving credit facility, if any, bear interest at current market rates plus a margin based upon the Company's ratio of debt to EBITDA, as defined. The incremental interest margin on borrowings under the revolving credit facility decreases as the Company's ratio of debt to EBITDA decreases to specified levels. Under the senior credit facility, certain transactions may trigger mandatory prepayment of borrowings, if any. Such transactions may include equity or debt offerings, certain asset sales and extraordinary receipts. The Company pays a quarterly fee (1.95% per annum at December 31, 2005) on the average balance of outstanding letters of credit and a quarterly commitment fee (0.375% per annum at December 31, 2005) on the average unused portion of the revolving credit facility. The senior credit facility provides that the Company will maintain certain financial and operating covenants which include, among other provisions, maintaining specific leverage and coverage ratios. Certain covenants under the senior credit facility may limit the incurrence of additional indebtedness. The senior credit facility prohibits dividend payments. The Company was in compliance with these covenants at December 31, 2005. The senior credit facility is secured by a first priority perfected lien on, and pledge of, all of the combined company's present and future property and assets (subject to certain exclusions), 100% of the stock of the domestic subsidiaries, 66% of the stock of foreign subsidiaries and all present and future intercompany debts.

3½% Convertible Senior Subordinated Notes Due 2023 (Existing Notes)

On June 24, 2003, the Company issued $140.0 million of Existing Notes due April 15, 2023. Interest on the Existing Notes was payable on April 15 and October 15 of each year, commencing on October 15, 2003. The Existing Notes were convertible into 48.69 shares of AMO's common stock for each $1,000 principal amount of Existing Notes (conversion price of $20.54 per share), subject to adjustment.

In the quarter ended June 25, 2004, the Company exchanged approximately 5.8 million shares of common stock and approximately $4.6 million in cash for approximately $108.6 million in aggregate principal amount of Existing Notes in privately negotiated transactions with a limited number of holders (Private Exchanges). The Private Exchanges resulted in an aggregate increase of $216.4 million to common stock and additional paid-in capital. Because the Existing Notes were not convertible into equity at the time of the Private Exchanges, a non-cash charge of approximately $107.2 million and a cash charge of approximately $4.6 million were recorded. The $107.2 million non-cash charge was comprised of a charge of $89.1 million representing the difference between the fair value of 5.3 million shares of common stock issued in exchange for the notes and the principal amount of notes exchanged and a charge of $18.1 million representing the fair value of 0.5 million shares of common stock issued as a premium. The $4.6 million cash charge represented cash issued as a premium. The Company also recorded a charge of approximately $3.2 million for the write-off of the pro-rata portion of capitalized debt related costs. During the remainder of 2004, the Company exchanged approximately 1.2 million shares of common stock for approximately $22.8 million in aggregate principal amount of Existing Notes. These exchanges resulted in an increase of $27.6 million to common stock and additional paid-in capital. A non-cash charge of $4.5 million representing the fair value of shares issued as a premium was recorded. During the last half of 2004, the Company also prepaid $55.0 million of the term loan. As a result of the exchanges and the partial repayment of the term loan, the Company recorded a charge of $1.9 million for the write-off of the pro-rata portion of capitalized debt related costs.

In the second quarter of 2005, the Company exchanged 160,695 shares of common stock for $3.0 million aggregate principal amount of the Existing Notes in a privately negotiated transaction. The exchange resulted in an increase of $3.5 million to common stock and paid-in capital. A non-cash charge of $0.5 million representing the fair value of shares issued as a premium was recorded. In the fourth quarter of 2005, the Company exchanged 291,760 shares of common stock and approximately $0.4 million in cash for $5.6 million aggregate principal amount of the Existing Notes in privately negotiated transactions. The exchange resulted in an aggregate increase of $6.6 million to common stock and paid-in capital. A non-cash charge of $1.2 million and a cash charge of $0.2 million representing the fair value of shares issued as a premium were recorded.

2½% Convertible Senior Subordinated Notes Due 2024 (Notes)

On June 22, 2004, the Company issued $350.0 million of Notes due July 15, 2024. Interest on the Notes is payable on January 15 and July 15 of each year, commencing on January 15, 2005. The Notes are convertible into 19.9045 shares of AMO's common stock for each $1,000 principal amount of Notes (conversion price of approximately $50.24 per share), subject to adjustment. The Notes may be converted, at the option of the holders, on or prior to the final maturity date under certain circumstances, including:

- during any fiscal quarter commencing after September 24, 2004, if the closing sale price per share of AMO's common stock exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding fiscal quarter;
- during the five business days after any five consecutive trading day period in which the trading price of the Notes for each day was less than 95% of the conversion value of the Notes; provided that holders may not convert their Notes in reliance on this provision after July 15, 2019, if on any trading day during such trading period the closing sale price per share of AMO's common stock was between 100% and 130% of the then current conversion price. This conversion tenure represents an embedded derivative. However, based on the de minimis value associated with this feature, no value was assigned at issuance and at December 31, 2005;
- upon the occurrence of specified ratings events with respect to the Notes. This conversion feature represents an embedded derivative. However, based on the de minimis value associated with this feature, no value has been assigned at issuance and at December 31, 2005;
- if the Notes have been called for redemption;
- if a fundamental change occurs; or
- upon the occurrence of specified corporate events.

Upon conversion, the Company has the right to deliver, in lieu of shares of common stock, cash or a combination of cash and shares of common stock.

The Company may redeem some or all of the Notes for cash, on or after January 20, 2010, for a price equal to 100% of the principal amount plus accrued and unpaid interest, including contingent interest, if any, to but excluding the redemption date.

The Notes contain put options, which may require the Company to repurchase all or a portion of the Notes on January 15, 2010, July 15, 2014, and July 15, 2019 at a repurchase price of 100% of the principal amount plus accrued and unpaid interest, including contingent interest (as described below), if any, to but excluding the repurchase date. The Company may choose to pay the repurchase price in cash, shares of common stock or a combination of cash and shares of common stock.

Under the indenture for the Notes, the Company may irrevocably elect to satisfy in cash the conversion obligation with respect to the principal amount of the Notes and the Company made such election prior to December 31, 2004. As such, any future dilutive effect of the Notes will be calculated under the net share settlement method. As a result of this election, the Company also is required to satisfy in cash its obligations to repurchase any Notes that holders may put to the Company on January 15, 2010, July 15, 2014 and July 15, 2019.

Beginning with the six-month interest period commencing January 15, 2010, holders of the Notes will receive contingent interest payments during any six-month interest period if the trading price of the Notes for each of the five trading days ending on the second trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the Notes. The contingent interest payable will equal 0.25% of the average trading price of $1,000 principal amount of Notes during the five trading days immediately preceding the first day of the applicable six-month interest period. This contingent interest payment feature represents an embedded derivative. However, based on the de minimis value associated with this feature, no value has been assigned at issuance and at December 31, 2005 and 2004.

On or prior to January 15, 2010, upon the occurrence of a fundamental change, under certain circumstances, the Company will pay a make whole premium on Notes converted in connection with, or tendered for repurchase upon, the fundamental change. The make whole premium will be payable, in the same form of consideration into which the Company's common stock has been exchanged or converted, on the repurchase date for the Notes after the fundamental change, both for Notes tendered for repurchase and for Notes converted in connection with the fundamental change. The amount of the make whole premium, if any, will be based on the Company's stock price on the effective date of the fundamental change. This make whole premium feature represents an embedded derivative. However, based on the de minimis value associated with this feature, no value has been assigned at issuance and at December 31, 2005 and 2004.

The Company utilizes a convertible bond pricing model and a probability weighted valuation model, as applicable, to determine the fair values of the embedded derivatives noted above.

The proceeds from the June 2004 term loan and a portion of the net proceeds from the Notes aggregating $450.0 million were used to fund the Pfizer Acquisition. In addition, approximately $80.8 million of the net proceeds from the Notes were used to consummate the June 2004 tender offer to purchase the remaining $70.0 million aggregate outstanding principal amount of the Company's 9¼% senior subordinated notes and pay the related premium and consent fees. As a result of the purchase of the 9¼% senior subordinated notes, the Company recorded a charge of approximately $10.8 million for the premium and consent fees paid and a net gain of $0.7 million for the write-off of capitalized debt related costs and recognition of the realized gain on interest rate swaps.

1.375% Convertible Senior Subordinated Notes Due 2025 (Senior Subordinated Notes)

On July 18, 2005, the Company issued $150.0 million of Senior Subordinated Notes due July 1, 2025. Interest on the Senior Subordinated Notes is payable on January 1 and July 1 of each year, commencing on January 1, 2006. The Senior Subordinated Notes are convertible into 21.0084 shares of AMO's common stock for each $1,000 principal amount of the Senior Subordinated Notes (conversion price of approximately $47.60 per share), subject to adjustment. The Senior Subordinated Notes may be converted, at the option of the holders, into cash or under certain circumstances, cash and shares of AMO's common stock at any time on or prior to the trading day preceding June 1, 2011, subject to prior redemption or repurchase only during the specified periods under the following circumstances:

- during the five business days after any five consecutive trading day period in which the trading price per $1,000 principal amount of the Senior Subordinated Notes for each day of such measurement period was less than 103% of the conversion value, which equals the product of the closing sales price of AMO's common stock and the conversion rate then in effect. This conversion feature represents an embedded derivative. Since this feature has no measurable impact on the fair value of the Senior Subordinated Notes and no separate trading market exists for this derivative, the value of the embedded derivative was determined to be de minimis. Accordingly, no value has been assigned at issuance and at December 31, 2005;

- if a fundamental change occurs; or

- upon the occurrence of specified corporate events.

On and after June 1, 2011, to (and including) the trading day preceding the maturity date, subject to prior redemption or repurchase, the Senior Subordinated Notes will be convertible into cash and, if applicable, shares of AMO's common stock regardless of the foregoing circumstances.

With respect to each $1,000 principal amount of the Senior Subordinated Notes surrendered for conversion, the Company will deliver the conversion value to holders as follows: (1) an amount in cash (the "principal return") equal to the lesser of (a) the aggregate conversion value of the Senior Subordinated Notes to be converted and (b) $1,000, and (2) if the aggregate conversion value of the Senior Subordinated Notes to be converted is greater than the principal return, an amount in shares equal to such aggregate conversion value, less the principal return.

The Company may redeem some or all of the Senior Subordinated Notes for cash, on or after July 6, 2011, for a price equal to 100% of the principal amount plus accrued and unpaid interest, including contingent interest (as described below), if any, to but excluding the redemption date.

The Senior Subordinated Notes contain put options, which may require the Company to repurchase in cash all or a portion of the Senior Subordinated Notes on July 1, 2011, July 1, 2016, and July 1, 2021 at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, including contingent interest (as described below), if any, to but excluding the repurchase date.

Beginning with the six-month interest period commencing July 1, 2011, holders of the Senior Subordinated Notes will receive contingent interest payments during any six-month interest period if the trading price of the Senior Subordinated Notes for each of the five trading days ending on the second trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the Senior Subordinated Notes. The contingent interest payable will equal 0.25% of the average trading price of $1,000 principal amount of the Senior Subordinated Notes during the five trading days immediately preceding the first day of the applicable six-month interest period. This contingent interest payment feature represents an embedded derivative. Since this feature has no measurable impact on the fair value of the Senior Subordinated Notes and no separate trading market exists for this derivative, the value of the embedded derivative was determined to be de minimis. Accordingly, no value was assigned at issuance and at December 31, 2005.

On or prior to July 1, 2011, upon the occurrence of a fundamental change, under certain circumstances, the Company will provide for a make whole amount by increasing, for the time period described herein, the conversion rate by a number of additional shares for any conversion of the Senior Subordinated Notes in connection with such fundamental change transactions. The amount of additional shares will be determined based on the price paid per share of AMO's common stock in the transaction constituting a fundamental change and the effective date of such transaction. This make whole premium feature represents an embedded derivative. Since this feature has no measurable impact on the fair value of the Senior Subordinated Notes and no separate trading market exists for this derivative, the value of the embedded derivative was determined to be de minimis. Accordingly, no value has been assigned at issuance and at December 31, 2005.

On July 21, 2005, the Company repaid the balance of its term loan, including approximately $149.1 million of principal and approximately $1.2 million of accrued interest, using the net proceeds from the Senior Subordinated Notes and existing cash.

As of December 31, 2005, the aggregate maturities of total long-term debt of $500.0 million are due after 2010.

Note 7: Financial Instruments

In the normal course of business, the Company's operations are exposed to risks associated with fluctuations in interest rates and foreign currency exchange rates. The Company addresses these risks through controlled risk management that may include the use of derivative financial instruments to economically hedge or reduce these exposures. The Company does not enter into financial instruments for trading or speculative purposes.

The Company enters into derivative financial instruments with major financial institutions that have at least an "A" or equivalent credit rating. The Company has not experienced any losses on its derivative financial instruments to date due to credit risk and management believes that such risk is remote.

Interest Rate Risk Management

At December 31, 2005, the Company's debt is comprised primarily of domestic borrowings of which $500.0 million is fixed rate debt and $60.0 million is variable rate debt.

In July 2004, the Company entered into an interest rate swap agreement, which effectively converted the interest rate on $125.0 million of term loan borrowings from a floating rate to a fixed rate. This interest rate swap qualified as a cash flow hedge and would have matured in July 2006. In April 2005, the Company terminated the interest rate swap. Upon termination, the Company received approximately $0.8 million and included the related net gain of approximately $0.5 million, which includes the accrued but unpaid net amount between the Company and the swap counterparty, as a component of accumulated other comprehensive income in the second quarter of 2005. As a result of the repayment of the term loan in July 2005, the gain on the interest rate swap of $0.8 million was fully recognized as a reduction to the interest expense in the third quarter of 2005. At December 31, 2005, there are no outstanding interest rate swaps.

In 2002, the Company entered into two interest rate swap agreements, which effectively converted the interest rate on $150.0 million of the 9 ¼% senior subordinated notes from a fixed to a floating rate and converted the interest rate on $50.0 million of term loan borrowings from a floating to a fixed rate. The interest rate swaps had maturity dates beginning in 2005 and qualified as either fair value or cash flow hedges. Changes in fair value of the interest rate swap agreement qualifying as a cash flow hedge were recorded in other comprehensive income to the extent such changes were effective and as long as the cash flow hedge requirements were met. In May 2003 and October 2002, the Company realized the value of the interest rate swaps qualifying as fair value hedges. The Company received an aggregate of approximately $14.8 million, of which approximately $6.3 million represented the net settlement of the accrued but unpaid amount between the Company and the swap counterparties. The remaining amount of approximately $8.5 million was recorded as an adjustment to the carrying amount of the 9 ¼% senior subordinated notes as a premium and was being amortized over the remaining life of the 9 ¼% senior subordinated notes. At December 31, 2003, after recognizing a pro-rata portion of the gain upon repurchase of a portion of the 9 ¼% senior subordinated notes, the unamortized gain on these interest rate swaps was $3.5 million. As a result of the June 2004 repurchase of the remaining 9 ¼% senior subordinated notes, the remaining unamortized gain on the interest rate swaps was fully recognized.

In May 2003, the Company terminated the interest rate swap qualifying as a cash flow hedge. The Company paid approximately $2.4 million and included the related loss of approximately $2.3 million as a component of accumulated other comprehensive income. As a result of the prepayment of the term loan in June 2003, the loss on the interest rate swap was fully recognized as interest expense.

Foreign Exchange Risk Management

The Company enters into foreign exchange option and forward contracts to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business operations. Accordingly, the Company enters into contracts which change in value as foreign exchange rates change to economically offset the effect of changes in value of foreign currency assets and liabilities, commitments and anticipated foreign currency denominated sales and operating expenses. The Company enters into foreign exchange option and forward contracts in amounts between minimum and maximum anticipated foreign exchange exposures, generally for periods not to exceed one year. These derivative instruments are not designated as accounting hedges.

The Company uses foreign currency option contracts, which provide for the sale of foreign currencies to offset foreign currency exposures expected to arise in the normal course of the Company's business. While these instruments are subject to fluctuations in value, such fluctuations are anticipated to offset changes in the value of the underlying exposures. The principal currencies subject to this process are the Japanese yen and the euro. The foreign exchange forward contracts are entered into to protect the value of foreign currency denominated monetary assets and liabilities and the changes in the fair value of the foreign currency forward contracts were economically designed to offset the changes in the revaluation of the foreign currency denominated monetary assets and liabilities. These forward contracts are denominated in currencies which represent material exposures. The changes in the fair value of foreign currency option and forward contracts are recorded through earnings as "Unrealized (gain) loss on derivative instruments" while any realized gains or losses on expired contracts are recorded through earnings as "Other, net" in the accompanying consolidated statements of operations. Any premium cost of purchased foreign exchange option contracts are recorded in "Other current assets" and amortized over the life of the options.

The following table provides information about our foreign currency derivative financial instruments outstanding as of December 31, 2005 and 2004, respectively. The information is provided in U.S. dollar amounts, as presented in our consolidated financial statements.

	December 31, 2005		December 31, 2004	
	Notional Amount (in $ millions)	Average Contract or Strike Rate	Notional Amount (in $ millions)	Average Contract or Strike Rate
Foreign currency forward contracts:				
Receive US$/Pay Foreign Currency:				
Swedish Krona	$ 31.5	7.94	—	—
U.K. Pound	5.2	1.72	—	—
Swiss Franc	1.5	1.31	—	—
Pay US$/Receive Foreign Currency:			—	—
Japanese Yen	3.0	117.45	—	—
Euro	5.9	1.19	—	—
Canadian Dollar	3.4	1.17	—	—
Australia Dollar	2.9	0.73	—	—
Total Notional	**$ 53.4**			
Estimated Fair Value	**$ —**			
Foreign currency purchased put options:				
Japanese Yen	$ 66.2	117.83	$ 67.3	114.40
Euro	40.2	1.18	56.9	1.15
Foreign currency sold call options:				
Japanese Yen	60.0	106.60	—	—
Euro	43.0	1.26	—	—
Total Notional	**$ 209.4**		**$ 124.2**	
Estimated Fair Value	**$ 1.1**		**$ 0.1**	

The notional principal amount provides one measure of the transaction volume outstanding as of the end of the period, and does not represent the amount of the Company's exposure to market loss. The estimate of fair value is based on applicable and commonly used prevailing financial market information as of December 31, 2005 and 2004, respectively. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

The impact of foreign exchange risk management transactions on income was a net realized loss of $2.0 million, $1.9 million and $2.5 million in 2005, 2004 and 2003, respectively, which are recorded in "Other, net" in the accompanying consolidated statements of operations.

Fair Value of Financial Instruments

At December 31, 2005 and 2004, the Company's financial instruments included cash and equivalents, trade receivables, accounts payable and borrowings. The carrying amount of cash and equivalents, trade receivables and accounts payable approximates fair value due to the short-term maturities of these instruments. The fair value of long-term debt was estimated based on quoted market prices at year-end.

The carrying amount and estimated fair value of the Company's financial instruments at December 31 were as follows (in thousands):

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Current portion of long-term debt and short-term borrowings	$ 60,000	$ 60,000	$ 1,950	$ 1,950
Long-term debt	500,000	527,653	550,643	590,104

Note 8: Related Party Transactions

Prior to June 29, 2002, the Company entered into several agreements with Allergan in connection with, among other things, transitional services, employee matters, manufacturing and tax sharing. These agreements generally required the Company to indefinitely indemnify Allergan from liabilities related to the business contributed to AMO.

The transitional services agreement set forth charges generally intended to allow Allergan to fully recover the allocated costs of providing certain services, plus all out-of-pocket expenses, except that AMO paid to Allergan a commission related to AMO products that were sold by Allergan during the transition period. The Company recovered costs from Allergan in a similar manner for services provided by AMO. All transitional services under the transitional services agreement have terminated.

Under the manufacturing agreement, which ended on June 29, 2005, Allergan manufactured certain eye care products and *VITRAX* viscoelastics from the date of the June 29, 2002 spin-off. The Company purchased these products from Allergan at a price equal to Allergan's fully allocated costs plus 10%. During 2005, 2004 and 2003, the Company purchased $41.9 million, $89.3 million and $77.0 million, respectively, of product from Allergan. On an annual basis, a pricing "true up" calculation was performed during the first calendar quarter. This "true up" calculation was based upon the actual volume of products shipped by Allergan to AMO during the preceding year versus the forecasted volume submitted by AMO that was used to calculate the invoiced prices. During the year, the Company periodically reviewed the volume of purchases and accrued for estimated shortfalls, if any. The Company received $0.8 million from Allergan in October 2005 as the final "true-up" amount for the six months ended June 29, 2005.

The following table summarizes the charges from Allergan for the above-mentioned transitional services for 2005, 2004 and 2003 (in thousands):

	2005	2004	2003
Selling, general and administrative expenses, net of $921 and $1,165 charged to Allergan	$ —	$ (198)	$ 1,884
Research and development	—	185	465
Manufacturing "true up" payment (receipt), net	(637)	233	(629)

As of December 31, 2005, an interest-free relocation loan of $0.5 million, collateralized by real property, was outstanding from the chief executive officer. The principal amount of the loan is payable upon the earlier to occur of (a) 60 days following the chief executive officer's termination of employment; (b) the date of the sale or other transfer of the property or (c) July 3, 2007. This relocation loan is evidenced by a promissory note dated July 3, 2002, prior to the adoption of the Sarbanes-Oxley Act of 2002.

Note 9: Income Taxes

The Company's income before provision for income taxes was generated from the United States and international operations as follows:

	Year Ended December 31,		
	2005	2004	2003
		(in thousands)	
Earnings (loss) before income taxes:			
U.S.	$ (497,583)	$ (105,537)	$ 976
Foreign	57,286	(15,679)	16,286
Earnings (loss) before income taxes	$ (440,297)	$ (121,216)	$ 17,262

The Company's provision for income taxes consists of the following:

	Year Ended December 31,		
	2005	2004	2003
		(in thousands)	
Income tax expense:			
Current			
U.S. federal	$ 130	$ 8,780	$ 5,741
Foreign	17,846	15,739	6,877
U.S. state and Puerto Rico	28	372	3,643
Total current	18,004	24,891	16,261
Deferred:			
U.S. federal	(903)	(13,286)	(11,002)
Foreign	(3,062)	(2,665)	2,833
U.S. state and Puerto Rico	(1,139)	(786)	(1,187)
Total deferred	(5,104)	(16,737)	(9,356)
Total	$ 12,900	$ 8,154	$ 6,905

The reconciliations of the U.S. federal statutory tax rate to the Company's effective tax rate are as follows:

	Year Ended December 31,		
	2005	2004	2003
Statutory rate of tax expense	35.0%	35.0%	35.0%
State taxes, net of U.S. tax benefit	0.3	1.5	5.6
In-process research and development charges	(39.0)	(8.1)	—
Convertible note exchanges	(0.1)	(31.2)	—
Other permanent items	2.4	(1.5)	3.3
Foreign income, including U.S. tax effect of foreign earnings and dividends, net of foreign tax credits	(2.1)	—	(6.2)
Net change in valuation allowance	0.4	(1.5)	2.0
Other	0.3	(0.9)	0.3
Effective tax rate	(2.8)%	(6.7)%	40.0%

Temporary differences and carryforwards, which give rise to a significant portion of deferred tax assets and liabilities at December 31, 2005 and 2004, were as follows:

	As of December 31,	
	2005	2004
	(in thousands)	
Deferred tax assets		
Net operating loss carryforwards	$ 23,265	$ 5,298
Reserves and accrued expenses	6,854	8,440
Capitalized expenses	204	488
Intercompany profit in inventory	12,281	6,451
Net benefit on foreign earnings, including foreign tax credits	26,220	23,038
Federal and State tax credits	3,691	2,516
Inventory reserves and variances	4,932	4,140
Fixed assets, net of accumulated depreciation	—	236
All other	5,123	4,944
	82,570	55,551
Less: valuation allowance	(7,913)	(8,239)
Total deferred tax asset	74,657	47,312
Deferred tax liabilities		
Capitalized intangible assets	175,420	35,644
Fixed assets, net of accumulated depreciation	1,104	—
All other	1,775	988
Total deferred tax liabilities	178,299	36,632
Net deferred tax asset (liability)	$ (103,642)	$ 10,680

In 2005, deferred taxes were provided for U.S. federal and state income taxes and anticipated foreign withholding taxes on undistributed earnings of non-U.S. subsidiaries.

As of December 31, 2005, the Company has approximately $50.0 million and $8.2 million of federal and various state tax net operating losses, respectively, available for carryforward that will begin to expire in 2014. The Company also has approximately $18.6 million of various foreign net operating losses available for carryforward that will begin to expire in 2013 if not utilized. A valuation allowance has been provided on certain foreign tax loss carry forwards ($5.6 million) and certain U.S. long-term deferred tax assets ($2.3 million) as ultimate utilization is uncertain.

In addition, as of December 31, 2005, the Company has approximately $12.7 million of foreign tax credit carryforwards that will begin to expire in 2014. Based on the Company's position that all foreign earnings will be taxed in the U.S. and the projected future earnings of the Company's foreign subsidiaries, management believes it is "more likely than not" that the Company will realize the benefit of these foreign tax credits.

As of December 31, 2005, the Company has approximately $1.5 million in federal research and development credits which will begin to expire in 2020. In addition, the Company has approximately $2.2 million in various state credits which will begin to expire in 2010.

The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. At December 31, 2005 management believes that it is "more likely than not" that it will realize the benefit of its deferred tax assets. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in the applicable taxing jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings. The change in valuation allowance in 2005 related primarily to the establishment of valuation allowances on net operating losses in foreign jurisdictions as well as the write-off of valuation allowances and associated deferred tax assets with respect to withholding taxes on undistributed earnings where the withholding is no longer anticipated to be incurred.

The American Jobs Creation Act of 2004 (the "Act"), signed into law in October 2004, allowed companies to elect to repatriate cash into the United States in 2005 at a special, temporary effective tax rate of 5.25 percent. On December 6, 2005, the Board of Directors approved management's plan for reinvestment and repatriation of specific foreign earnings under the

Act. The Company repatriated $43.2 million under the provisions of the Act. Since the Company provides taxes currently on foreign earnings, the election of this provision enabled the Company to realize a tax benefit of $5.7 million in the fourth quarter of 2005.

During 2005, the Company realized final adjustments to accrued, pre-spin-off taxes attributable to our business and payable to Allergan pursuant to a pre-spin tax sharing agreement. These adjustments included a $1.4 million benefit from the resolution of a discrete item in the third quarter, which was recorded in the income tax provision.

The Company records a liability for potential tax assessments based on its estimate of the potential exposure. New laws and new interpretations of laws and rulings by tax authorities may affect the liability for potential tax assessments. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from estimates. To the extent the Company's estimates differ from actual payments or assessments, income tax expense is adjusted. The Company's income tax returns in several locations are being examined by the local taxation authorities. Management believes that adequate amounts of tax and related interest, if any, have been provided for any adjustments that may result from these examinations.

Note 10: Employee Retirement and Other Benefit Plans

Pension and Postretirement Benefit Plans

The Company sponsors defined benefit pension plans in Japan and in certain European countries.

Components of net periodic benefit cost under the Japan and European pension plans in 2005, 2004 and 2003 were as follows (in thousands):

	2005	2004	2003
Service cost	$ 1,822	$ 1,815	$ 1,380
Interest cost	471	467	366
Expected return on plan assets	(207)	(197)	(111)
Amortization of transition amount	—	2	3
Amortization of prior service cost	63	63	59
Recognized net actuarial loss	—	36	22
Net periodic benefit cost	$ 2,149	$ 2,186	$ 1,719

The weighted-average assumptions used to determine net periodic benefit costs were as follows:

	2005	2004	2003
Discount rate:			
Japan	2.00%	1.80%	1.80%
European plans	5.25%	5.50%	5.50%
Expected return on plan assets:			
Japan	2.5%	3.00%	3.00%
European plans (unfunded plans)	N/A	N/A	N/A
Rate of compensation increase:			
Japan	3.00%	3.00%	3.00%
European plans	3.00%	3.30%	3.30%

Components of the change in benefit obligation, change in plan assets and funded status for the Company's defined benefit pension plans for December 31, 2005, and 2004 were as follows (in thousands):

	2005	2004
Change in benefit obligation:		
Benefit obligation, beginning of period	$ 16,170	$ 14,875
Service cost	1,822	1,815
Interest cost	471	467
Actuarial (gain) loss	2,665	(1,504)
Benefits paid	(166)	(385)
Impact of foreign currency translation	(2,354)	902
Benefit obligation, end of period	$ 18,608	$ 16,170
Change in plan assets:		
Fair value of plan assets, beginning of period	$ 8,041	$ 5,919
Actual return on plan assets	1,348	312
Company contribution	1,848	1,811
Benefits paid	(166)	(385)
Impact of foreign currency translation	(1,252)	384
Fair value of plan assets, end of period	$ 9,819	$ 8,041
Funded status of plans	(8,789)	(8,129)
Unrecognized net actuarial loss	1,799	395
Unrecognized prior service cost	340	458
Fourth quarter contributions	517	502
Accrued benefit cost	$ (6,133)	$ (6,774)

The funded status of the pension benefits presented was measured as of September 30. The Company adopted this measurement date to conform to its internal cost management systems. Assumptions used in determining benefit obligations are as follows:

	2005	2004
Discount rate:		
Japan	2.00%	2.00%
European plans	4.25%	5.25%
Rate of compensation increase:		
Japan	3.00%	3.00%
European plans	3.50%	3.00%

The accumulated benefit obligation for the defined benefit plans was $12.8 million and $11.3 million at December 31, 2005 and 2004, respectively.

There are no assets in the European plans. The Japan pension plan asset allocation as of the measurement date (September 30) and the target asset allocation, presented as a percentage of total Japan pension plan assets, were as follows:

	2005	2004	Target Allocation
Equity securities	51.4%	47.8%	45-55%
Debt securities	42.5%	47.8%	45-55%
Real estate	0.0%	0.0%	0%
Other	6.1%	4.4%	5-10%
Total	100.0%	100.0%	

As of September 30, 2005, the Japan plan assets are invested using a passive investment strategy. Asset allocations and investment performance is reviewed by the Benefits Committee with a view to ensuring that sufficient liquidity will be available to meet expected cash flow requirements.

The expected long-term rate of return on plan assets assumption is based on numerous factors including historical rates of return, long-term inflation assumptions, current and future financial market conditions and expected asset allocation.

The Company expects to contribute $11.1 million to its defined benefit plans in 2006.

The following estimated future benefit payments are expected to be paid in the years indicated (in thousands):

Year	Amount
2006	$ 254
2007	275
2008	300
2009	630
2010	347
2011-2015	4,454

Savings and Investment Plan

AMO employees in the U.S. and Puerto Rico are eligible to participate in the Advanced Medical Optics, Inc. 401(k) Plan (the Plan). Under the Plan, participants' contributions, up to 8% of compensation, qualify for a 50% Company match. Participants are immediately vested in their contributions and are 100% vested in Company contributions after three years of service. The Company also provides an annual profit sharing contribution. Participants vest ratably over five years in the Company's profit sharing contributions. The Company contributed $6.7 million, $5.4 million and $4.6 million in 2005, 2004 and 2003, respectively, to the Plan.

Note 11: Common Stock

The Company has an incentive compensation plan that provides for the granting of stock options, restricted stock, restricted stock unit and other stock-based incentive awards to directors, employees and consultants. Options granted to employees become exercisable 25% per year beginning twelve months after the date of grant and have a ten year term. The Company measures stock-based compensation for option grants to employees using the intrinsic value method. Restricted stock awards are valued based on the market price of a share of non-restricted stock on the grant date. No compensation expense has been recorded for stock-based incentive plans other than for restricted stock awards. A total of 5,000,000 shares of common stock have been authorized for issuance under the incentive compensation plan.

During 2005, the Company granted 104,272 shares of restricted stock and restricted stock units to certain directors and employees. Compensation expense recognized for restricted stock awards was $1.2 million in 2005.

During 2004 and 2003, the Company granted 8,047 and 11,833 shares, respectively, of restricted stock to certain directors in lieu of annual cash retainers. Compensation expense recognized for the restricted stock awards was $0.2 million and $0.1 million in 2004 and 2003, respectively.

The following is a summary of stock option activity:

	2005		2004		2003	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Averag Exercise Price
Outstanding, beginning of year	5,734,466	$ 15.64	5,069,348	$ 10.56	5,005,513	$ 9.78
Options granted	5,726,028	28.39	1,269,300	33.67	864,000	14.18
Options exercised	(2,306,174)	17.96	(490,111)	10.08	(425,841)	8.92
Options canceled	(295,914)	30.32	(114,071)	14.24	(374,324)	10.48
Outstanding, end of year	8,858,406	$ 22.79	5,734,466	$ 15.64	5,069,348	$ 10.56
Exercisable, end of year	5,890,209	$ 19.28	2,558,433	$ 10.05	1,603,165	$ 9.16

The following table summarizes information regarding options outstanding and options exercisable at December 31, 2005:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
\$5.00—\$9.99	2,339,382	5.51	\$ 8.76	1,884,991	\$ 8.71
\$10.00—\$17.99	1,619,579	5.85	13.82	1,300,330	13.82
\$18.00—\$27.99	1,239,274	5.51	24.28	1,212,774	24.38
\$28.00—\$33.99	1,865,191	7.77	32.46	1,060,784	31.51
\$34.00—\$42.00	1,794,980	8.62	38.09	431,330	37.56

The Company has two employee stock purchase plans (ESPP) for eligible employees to purchase shares of the Company's common stock at 85% of the lower of the closing price of the Company's common stock on the first or last day of the six-month purchase period. Under the ESPP, employees can authorize the Company to withhold up to 10% of their compensation during any offering period for common stock purchases, subject to certain limitations. A total of up to 4,867,235 shares of common stock have been reserved for issuance under the ESPP. During 2005, 143,808 shares of common stock were issued under the ESPP for an aggregate purchase price of \$4.4 million. During 2004, 171,212 shares of common stock were issued under the ESPP for an aggregate purchase price of \$3.1 million. During 2003, 230,120 shares of common stock, including 12,708 shares of treasury stock, were issued for an aggregate purchase price of \$2.2 million. As of December 31, 2005, employee withholdings under the ESPP aggregated \$0.7 million.

On June 24, 2002, the Company adopted a stockholders' rights plan to protect stockholders' rights in the event of a proposed or actual acquisition of 15% or more of the outstanding shares of the Company's common stock. As part of this plan, each share of the Company's common stock carries a right to purchase one one-hundredth ($1/100^{th}$) of a share of Series A Junior Participating Preferred Stock, par value \$0.01 per share, subject to adjustment, which becomes exercisable only upon the occurrence of certain events. The rights are subject to redemption at the option of the Board of Directors at a price of \$0.01 per right until the occurrence of certain events. The rights expire on June 24, 2012, unless earlier redeemed or exchanged by the Company.

Note 12: Earnings Per Share

Basic earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting net earnings and the weighted average outstanding shares, assuming the conversion of all potentially dilutive convertible securities, stock options and stock purchase plan awards. Due to the net loss, basic and diluted earnings per share are the same for the years ended December 31, 2005 and 2004.

The table below presents the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
		(in thousands, except per share amounts)	
Basic and diluted net earnings (loss)	\$ (453,197)	\$ (129,370)	\$ 10,357
Basic common shares outstanding	54,764	33,284	29,062
Effect of dilutive securities:			
Stock options and awards	—	—	582
Diluted common shares outstanding	54,764	33,284	29,644
Basic earnings (loss) per share	\$ (8.28)	\$ (3.89)	\$ 0.36
Diluted earnings (loss) per share	\$ (8.28)	\$ (3.89)	\$ 0.35

For 2005, the dilutive effect of stock options and stock purchase plan awards of approximately 2,674,000 shares and the dilutive effect of the 3 ½% convertible senior subordinated notes of approximately 290,000 shares have been excluded from the computation of diluted loss per share as the effect would be anti-dilutive. For 2004, the dilutive effect of stock options and stock purchase plan awards of approximately 2,125,000 shares and the dilutive effect of the 3 ½% convertible senior subordinated notes of approximately 3,559,000 shares have been excluded from the computation of diluted loss per share as the effect would be anti-dilutive. For 2003, the dilutive effect of the 3 ½% convertible senior subordinated notes of approximately 1,704,000 shares has been excluded from the computation of diluted earnings per share as the effect would be anti-dilutive.

The Company will settle in cash the principal amount of the 2 ½% convertible senior subordinated notes and the 1.375% convertible senior subordinated notes. In addition, there were no potentially diluted common shares associated with the 2 ½% convertible senior subordinated notes and the 1.375% convertible senior subordinated notes as the Company's year end stock price was less than the conversion prices of the notes.

Note 13: Commitments and Contingencies

The Company leases certain facilities, office equipment and automobiles and provides for payment of taxes, insurance and other charges on certain of these leases. Rental expense was $17.8 million, $20.4 million, and $16.1 million in 2005, 2004, and 2003, respectively.

Future minimum rental payments under non-cancelable operating lease commitments with a term of more than one year as of December 31, 2005, are as follows: $15.1 million in 2006; $12.0 million in 2007; $7.7 million in 2008; $4.6 million in 2009; $4.0 million in 2010 and $24.5 million thereafter.

In August 2002, the Company entered into an information technology services outsourcing agreement expiring in November 2007. Future annual payments under this agreement are as follows: $3.9 million in 2006 and $3.6 million in 2007.

On December 3, 2003, the Company filed a complaint in the U.S. District Court for the District of Delaware against Alcon, Inc. and Alcon Laboratories, Inc. for infringement of U.S. Patent Nos. 5,700,240 (Barwick Patent) and 6,059,765 (Cole/Sutton Patent). The Company alleged that Alcon's "Infiniti" and "Series 20000 Legacy" phacoemulsification machines infringe the patents. The Company sought damages and a permanent injunction. The trial of this matter began on April 25, 2005 and concluded on May 6, 2005. The jury found both of AMO's patents to be valid and infringed by Alcon, and awarded AMO $94.8 million in damages. The jury further found that Alcon had willfully infringed both of AMO's patents. On June 21, 2005, a bench trial was conducted by the Court to determine if the Company had sufficiently marked the Company's equipment with the patent numbers and to determine if Alcon had waived any argument relating thereto. On December 16, 2005, the Court ruled that the Company did not sufficiently mark its patents and reduced the jury award from $94.8 million to $71.3 million. However, the Court further ruled that Alcon had willfully infringed the Company's patents and trebled the $71.3 million damage award to $213.9 million. The Court also granted the Company's request for a permanent injunction on both patents. However, the Court stayed the injunction on the Cole/Sutton Patent pending appeal. On January 20, 2006, judgment was entered including additional damages from March 2005 through December 31, 2005 and interest based thereon, resulting in final damages of $234.5 million. The Court further ordered Alcon to pay all of the Company's attorney fees and costs, estimated at $4 million. Alcon filed an appeal of the final judgment on January 20, 2006. AMO cross appealed on February 3, 2006. On February, 3, 2006, Alcon filed a motion for a new trial with the U.S. District Court for the District of Delaware. AMO opposed this motion on February 24, 2006.

On January 28, 2004, Alcon Manufacturing, Ltd. filed a complaint against AMO and Allergan, Inc. in the U.S. District Court for the Northern District of Texas, Fort Worth Division, for infringement of U.S. Patent Nos. 4,832,685 and 4,935,005 (Haines Patents). Alcon alleged that AMO's *Prestige* and *Sovereign* phacoemulsification systems and replacement cassettes infringe the patents. Alcon is seeking damages and a permanent injunction. At Alcon's request, the case has been stayed in Texas while the parties seek re-examination by the U.S. Patent and Trademark Office on the Haines Patents in light of another patent the Company alleges invalidates the Haines Patents.

On January 4, 2005, Dr. James Nielsen filed a complaint against the Company and Allergan, Inc. in the U.S. District Court of the Northern District of Texas, Dallas Division, for infringement of U.S. Patent No. 5,158,572. Dr. Nielsen alleges that the Company's *Array* multifocal intraocular lens infringes the patent. He is seeking damages and a permanent injunction. The trial in this matter is scheduled to begin on November 6, 2006.

On August 8, 2005, Alcon Manufacturing, Ltd and Alcon Laboratories, Inc. filed a complaint against the Company in the U.S. District Court for the Northern District of Texas, Fort Worth Division, for infringement of U.S. Patent Nos. 4,921,477 (relating to a surgical irrigation and aspiration system with a dampening device); 5,199,943 (relating to an ultrasonic surgical handpiece); 5,188,589 (relating to a textured sleeve in a phacoemulsification handpiece); and 5,876,016 and 6,109,572 (both of which relate to an apparatus and method to elevate an infusion source in an ophthalmic surgical procedure). Alcon alleged that the Company infringed these patents in the course of selling the Company's phacoemulsification systems or accessories, and is seeking damages and a permanent injunction. The trial in this matter is scheduled to begin on August 14, 2006.

On September 13, 2005, Alcon Manufacturing, Ltd. filed a complaint against the Company in the U.S. District Court for the Northern District of Texas, Dallas Division, for infringement of U.S Patent No. 5,273,056 relating to the use of a combination of viscoelastics during ophthalmic surgery. Alcon alleged that the Company infringed, contributorily infringed, and/or induced infringement of this patent, and is seeking damages and a permanent injunction.

The Company does not believe, based on current knowledge, that any of the foregoing legal proceedings or claims are likely to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company may incur substantial expenses in defending against third party claims. In the event of a determination adverse to the Company or its subsidiaries, the Company may incur substantial monetary liability, and be required to change its business practices. Either of these could have a material adverse effect on the Company's financial position, results of operations or cash flows.

While the Company is involved from time to time in litigation arising in the ordinary course of business, including product liability claims, the Company is not currently aware of any other actions against AMO or Allergan relating to the optical medical device business that the Company believes would have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against AMO in the future arising out of events not known to the Company at the present time. Under the terms of the contribution and distribution agreement affecting the spin-off, Allergan agreed to assume responsibility for, and to indemnify AMO against, all current and future litigation relating to its retained businesses and the Company agreed to assume responsibility for, and to indemnify Allergan against, all current and future litigation related to the optical medical device business.

Note 14: Business Segment Information

The Company has organized its operations into four geographic operating segments or regions: the Americas, which includes North and South America, Europe/Africa/Middle East, Japan and Asia Pacific (excluding Japan, but including Australia and New Zealand).

The United States information is presented separately as it is the Company's headquarters country, and U.S. sales represented 32.9%, 25.2% and 25.5% of total net sales in 2005, 2004 and 2003, respectively. Additionally, sales in Japan represented 18.9%, 25.8% and 27.3% of total net sales in 2005, 2004 and 2003, respectively. No other country, or single customer, generates over 10% of total net sales.

Operating income attributable to each operating segment is based upon the management assignment of costs to such regions, which includes the manufacturing standard cost of goods produced by the Company's manufacturing operations (or the cost to acquire goods from third parties), freight, duty and local distribution costs, and royalties. The Company uses other measures of segment performance, whereby the impact of business repositioning costs and non-recurring acquisition related costs are excluded. The Company presents the measure which management believes is determined in accordance with the measurement principles consistent with those used in measuring the corresponding amounts in the consolidated financial statements.

Income from manufacturing operations is not assigned to geographic regions because most manufacturing operations produce products for more than one region. Research and development costs are corporate costs.

Tangible, long-lived assets are assigned by region based upon management responsibility for such assets. Depreciation and amortization and capital expenditures are assigned by operating segments based upon management responsibility for such items.

As a result of the VISX Acquisition, balances of identifiable assets in the Americas segment have increased significantly, mainly due to the intangible assets and goodwill acquired. Balances of identifiable assets attributable to other operating segments are materially consistent with December 31, 2004 balances.

Geographic Operating Segments

	Net Sales			Operating Income (Loss)		
	2005	2004	2003	2005	2004	2003
	(in thousands)					
United States:						
Ophthalmic surgical	$ 246,087	$ 134,247	$ 108,921			
Eye care	56,402	52,635	44,537			
Total United States	302,489	186,882	153,458	$ 135,462	$ 53,256	$ 34,369
Americas, excluding United States						
Ophthalmic surgical	30,706	20,139	15,359			
Eye care	10,904	10,562	9,570			
Total Americas, excluding United States	41,610	30,701	24,929	11,571	5,330	2,872
Europe/Africa/Middle East:						
Ophthalmic surgical	202,670	159,917	112,105			
Eye care	95,926	103,806	99,991			
Total Europe/Africa/Middle East	298,596	263,723	212,096	103,624	77,197	52,075
Japan:						
Ophthalmic surgical	77,693	62,856	46,370			
Eye care	96,595	128,679	117,743			
Total Japan	174,288	191,535	164,113	64,610	65,160	54,137
Asia Pacific:						
Ophthalmic surgical	62,650	36,263	23,753			
Eye care	41,040	32,995	23,104			
Total Asia Pacific	103,690	69,258	46,857	21,892	13,575	4,097
Segments total						
Ophthalmic surgical	619,806	413,422	306,508			
Eye care	300,867	328,677	294,945			
Total segments	920,673	742,099	601,453	337,159	214,518	147,550
Manufacturing operations	—	—	—	81,843	33,440	28,281
Research and development	—	—	—	(61,646)	(45,616)	(37,413)
In-process research and development	—	—	—	(490,750)	(28,100)	—
Business repositioning	—	—	—	(42,265)	—	—
Elimination of inter-company profit	—	—	—	(99,135)	(53,546)	(37,561)
General corporate	—	—	—	(136,533)	(87,674)	(41,323)
Total	$ 920,673	$ 742,099	$ 601,453	$ (411,327)	$ 33,022	$ 59,534

	Identifiable Assets			Property, Plant and Equipment			Other Long-lived Assets		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
					(in thousands)				
ited States	$1,300,100	$ 294,557	$ 141,072	$ 19,577	$ 14,577	$ 13,732	$ 35,856	$ 27,560	$ 14,184
ericas, excluding United States	15,878	12,400	8,956	629	120	96	2,144	1,817	1,250
ope/Africa/ Middle East	188,382	227,504	108,732	3,669	3,077	3,457	4,321	3,511	2,963
an	174,307	215,126	99,390	1,132	1,965	1,930	3,785	4,618	4,863
a Pacific	79,284	60,315	28,273	1,045	676	652	2,329	1,196	1,314
ments total	1,757,951	809,902	386,423	26,052	20,415	19,867	48,435	38,702	24,574
nufacturing operations	236,307	274,977	60,698	89,673	98,224	48,269	4,038	3,123	2,505
ustments and eliminations	(4,907,935)	(2,376,403)	(698,261)	—	—	—	—	—	—
eral corporate	4,893,999	2,368,058	712,485	—	—	—	—	—	—
Total	$1,980,722	$1,076,534	$ 461,345	$ 115,725	$ 118,639	$ 68,136	$ 52,473	$ 41,825	$ 27,079

	Depreciation and Amortization			Capital Expenditures		
	2005	2004	2003	2005	2004	2003
			(in thousands)			
United States	$ 24,765	$ 4,098	$ 3,865	$ 7,076	$ 2,893	$ 2,447
Americas, excluding United States	1,250	820	869	583	58	62
Europe/Africa/Middle East	2,888	2,696	2,925	1,871	257	1,076
Japan	1,114	1,297	1,817	121	718	985
Asia Pacific	854	1,161	1,149	736	369	261
Segments total	30,871	10,072	10,625	10,387	4,295	4,831
Manufacturing operations	20,717	13,544	4,922	12,710	13,197	7,774
General corporate	—	—	—	—	—	—
Total	$ 51,588	$ 23,616	$ 15,547	$ 23,097	$ 17,492	$ 12,605

In each geographic segment, the Company markets products in two product lines: ophthalmic surgical and eye care. The ophthalmic surgical product line includes intraocular lenses, phacoemulsification equipment, viscoelastics, technologies and systems for laser vision correction of refractive vision disorders, and other products related to cataract and refractive surgery. The eye care product line includes cleaning, storage, disinfection and rewetting products for the consumer contact lens market, as well as contact lenses. The Company has global marketing strategy teams to ensure development and execution of a consistent marketing strategy for products in all geographic operating segments. There were no transfers between product lines.

Net Sales By Product Line

	2005	2004	2003
		(in thousands)	
Ophthalmic Surgical	$ 619,806	$ 413,422	$ 306,508
Eye Care	300,867	328,677	294,945
Net sales	$ 920,673	$ 742,099	$ 601,453

Note 15: Quarterly Results (Unaudited)

	First Quarter	Second Quarter(c)	Third Quarter(d)	Fourth Quarter(e)	Total Year
	(in thousands, except per share data)				
2005 (a)					
Net sales	$ 192,519	$ 227,092	$ 248,233	$ 252,829	$ 920,673
Gross profit	122,080	139,614	160,781	144,873	567,348
Net earnings (loss)	13,826	(438,115)	(31,215)	2,307	(453,197)
Basic earnings (loss) per share	0.37	(9.53)	(0.47)	0.03	(8.28)
Diluted earnings (loss) per share	0.35	(9.53)	(0.47)	0.03	(8.28)
2004 (b)					
Net sales	$ 150,307	$ 168,741	$ 198,366	$ 224,685	$ 742,099
Gross profit	90,635	104,730	109,472	131,098	435,935
Net earnings (loss)	4,747	(112,541)	(31,708)	10,132	(129,370)
Basic earnings (loss) per share	0.16	(3.67)	(0.89)	0.28	(3.89)
Diluted earnings (loss) per share	0.15	(3.67)	(0.89)	0.26	(3.89)

(a) Fiscal quarters in 2005 ended on March 25, June 24, September 30 and December 31.

(b) Fiscal quarters in 2004 ended on March 26, June 25, September 24 and December 31.

(c) Includes a $451.5 million in-process research and development charge, debt recapitalization related costs of $2.4 million and $4.7 million in charges associated with recent acquisitions and integrations in the second quarter of fiscal 2005.
Includes debt recapitalization related costs of $126.3 million in the second quarter of fiscal 2004.

(d) Includes a $39.3 million in-process research and development charge, debt recapitalization related charges of $3.8 million, an $8.6 million charge for the termination of a distributor agreement and $9.7 million in charges associated with recent acquisitions and integrations in the third quarter of fiscal 2005 and a $1.4 million benefit from the resolution of a discrete item as the result of final adjustments to accrued, pre-spin-off taxes attributable to the Company's business and payable to Allergan pursuant to a pre-spin tax sharing agreement.
Includes debt recapitalization related costs of $5.0 million, $2.3 million in charges mostly for termination of a distributor agreement, a $28.1 million in-process research and development charge and a charge of $14.1 million for manufacturing profit capitalized in inventory and expensed in the third quarter of fiscal 2004.

(e) Includes $42.3 million in charges associated with product rationalization and repositioning initiatives, debt recapitalization related costs of $1.4 million, $4.0 million in charges associated with recent acquisitions and integrations and a tax benefit of $5.7 million for repatriation of foreign earnings in the fourth quarter of fiscal 2005.
Includes debt recapitalization related costs of $2.3 million and a charge of $14.1 million for manufacturing profit capitalized in inventory and expensed in the fourth quarter of fiscal 2004.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Advanced Medical Optics, Inc:

We have completed integrated audits of Advanced Medical Optics, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a) (1) present fairly, in all material respects, the financial position of Advanced Medical Optics, Inc. and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Orange County, California
March 13, 2006

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934) are effective.

Changes in Internal Control over Financial Reporting

Our management evaluated our internal control over financial reporting and there have been no changes during the fiscal quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. Based on our assessment, we have concluded that, as of December 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

AMO's independent registered public accounting firm has issued an attestation report on our assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. This report begins on page 83.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of Advanced Medical Optics, Inc.

Information required by this item, including that required pursuant to Item 401 of Regulation S-K, is included under the headings "Election of Directors" and "Executive Officers" in our proxy statement for the 2006 annual meeting of stockholders (the "Proxy Statement"), which will be filed no later than 120 days after the close of our fiscal year ended December 31, 2005 and which is incorporated herein by reference.

The information required by Item 405 of Regulation S-K is included in the Proxy Statement under the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

Item 11. Executive Compensation

The sections entitled "Certain Relationships and Related Transactions," "Executive Compensation," and "Comparison of Cumulative Total Return," and the subsection entitled "Director Compensation" included in the Proxy Statement are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The common stock information in the section entitled "Ownership of Our Stock" in the Proxy Statement is incorporated herein by reference. The information regarding securities authorized for issuance under equity compensation plans in the subsection of our Proxy Statement entitled "Equity Compensation Plans Approved by Stockholders" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The section entitled "Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The section entitled "Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Index to Financial Statements

All other schedules have been omitted for the reason that the required information is presented in financial statements or notes thereto, the amounts involved are not significant or the schedules are not applicable.

(b) Item 601 Exhibits

Reference is made to the Index of Exhibits beginning at page S-4 of this report.

(c) Other Financial Statements

There are no financial statements required to be filed by Regulation S-X which are excluded from this report by Rule 14 a-3(b)(1).

(This page has been left blank intentionally.)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2006 ADVANCED MEDICAL OPTICS, INC.

By /s/ JAMES. V. MAZZO
James V. Mazzo
President and Chief Executive Officer, Director

We, the undersigned directors and officers of Advanced Medical Optics, Inc., hereby severally constitute James V. Mazzo and Aimee S. Weisner, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Date: March 13, 2006	By /s/ JAMES. V. MAZZO James V. Mazzo President and Chief Executive Officer, Director (Principal Executive Officer)
Date: March 8, 2006	By /s/ RICHARD A. MEIER Richard A. Meier Executive Vice President of Operations and Finance and Chief Financial Officer (Principal Financial Officer)
Date: March 8, 2006	By /s/ ROBERT F. GALLAGHER Robert F. Gallagher Vice President and Controller (Principal Accounting Officer)
Date: March 13, 2006	By /s/ WILLIAM R. GRANT William R. Grant Chairman of the Board
Date: March 13, 2006	By /s/ CHRISTOPHER G. CHAVEZ Christopher G. Chavez, Director
Date: March 13, 2006	By /s/ ELIZABETH H. DÁVILA Elizabeth H. Dávila, Director

Date: March 8, 2006	By	/s/ WILLIAM J. LINK, PH.D. William J. Link, Ph.D., Director
Date: March 13, 2006	By	/s/ MICHAEL A. MUSSALLEM Michael A. Mussallem, Director
Date: March 13, 2006	By	/s/ DEBORAH J. NEFF Deborah J. Neff, Director
Date: March 8, 2006	By	/s/ JAMES O. ROLLANS James O. Rollans, Director

Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description of Exhibit
3.1(a)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 2 to Registration Statement on Form 10 ("Form 10") filed on May 6, 2002).
3.1(b)	Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Quarterly Report on Form 10-Q filed on August 3, 2005).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Amendment No. 2 to Form 10 filed on May 6, 2002).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 2 to Form 10 filed on May 6, 2002).
4.2	Rights Agreement, dated as of June 24, 2002, by and between Advanced Medical Optics, Inc. and Mellon Investor Services, as Rights Agent, which includes the form of Certification of Designations of the Series A Junior Participating Preferred Stock of Advanced Medical Optics, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed on June 25, 2002).
4.3	Indenture, dated as of June 22, 2004, between Advanced Medical Optics, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K filed on June 23, 2004).
4.4	Registration Rights Agreement, dated as of June 22, 2004, among Advanced Medical Optics, Inc. and Lehman Brothers Inc., Banc of America Securities LLC and Morgan Stanley & Co. Incorporated, as Initial Purchasers (incorporated by reference to Exhibit 4.2 of Current Report on Form 8-K filed on June 23, 2004).
4.5	Indenture, dated as of July 18, 2005, between Advanced Medical Optics, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K filed on July 19, 2005).
4.6	Registration Rights Agreement, dated as of July 18, 2005, between Advanced Medical Optics, Inc. and Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and UBS Securities LLC, as the Initial Purchasers (incorporated by reference to Exhibit 4.2 of Current Report on Form 8-K filed on July 19, 2005).
10.1	Contribution and Distribution Agreement, dated as of June 24, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.1 of Form S-4 Registration Statement filed on August 8, 2002).
10.2	Employee Matters Agreement, dated as of June 24, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.3 of Form S-4 Registration Statement filed on August 8, 2002).
10.3	Tax Sharing Agreement, dated as of June 24, 2002, by and between Allergan, Inc. and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.4 of Form S-4 Registration Statement filed on August 8, 2002).
10.4	Employment Agreement, dated as of January 18, 2002, by and between Advanced Medical Optics, Inc. and James Mazzo (incorporated by reference to Exhibit 10.8 of Form 10).*

10.5(a)	Form of Employment Agreement between Advanced Medical Optics, Inc. and those parties identified on Exhibit 10.5(b) (incorporated by reference to Exhibit 10.9(a) of Form 10).*
10.5(b)	Updated Schedule of parties to the Employment Agreement filed as Exhibit 10.5(a) (incorporated by reference to Exhibit 10.6(b) of Annual Report on Form 10-K filed on March 2, 2005).*
10.5(c)	Employment Agreement, dated as of June 28, 2002, by and between Advanced Medical Optics, Inc. and Holger Heidrich (incorporated by reference to Exhibit 10.20 of Form S-4 Registration Statement filed on August 8, 2002).*
10.6	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.7 of Form S-4 Registration Statement filed on August 8, 2002).*
10.7(a)	Form of Change in Control Agreement between Advanced Medical Optics, Inc. and those parties identified on Exhibit 10.7(b) (incorporated by reference to Exhibit 10.7 of Current Report on Form 8-K filed on May 18, 2005).*
10.7(b)	Schedule of executive officers party to the Change in Control Agreement filed as Exhibit 10.7(a) (incorporated by reference to Exhibit 10.8 of Current Report on Form 8-K filed on May 18, 2005).*
10.8(a)	Advanced Medical Optics, Inc. 2002 Bonus Plan (incorporated by reference to Exhibit 10.8 of Form S-4 Registration Statement filed on August 8, 2002).*
10.8(b)	First Amendment to Advanced Medical Optics, Inc. 2002 Bonus Plan (incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q filed on November 8, 2002).*
10.8(c)	2005 Performance Objective under the Advanced Medical Optics, Inc. 2002 Bonus Plan (incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q -K filed on April 29, 2005).*
10.8(d)	Amended 2005 Performance Objectives under the Advanced Medical Optics, Inc. 2002 Bonus Plan (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed on July 27, 2005).*
10.8(e)	2006 Performance Objective under the Advanced Medical Optics, Inc. 2002 Bonus Plan.*
10.9(a)	Advanced Medical Optics, Inc. 401(k) Plan (incorporated by reference to Exhibit 10.1 of Form S-8 Registration Statement filed on June 21, 2002).*
10.9(b)	First Amendment to Advanced Medical Optics, Inc. 401(k) Plan (incorporated by reference to Exhibit 10.10(b) of Annual Report on Form 10-K filed on March 14, 2003).*
10.9(c)	Second Amendment to Advanced Medical Optics, Inc. 401(k) Plan (incorporated by reference to Exhibit 10.3 of Quarterly Report on Form 10-Q filed on November 6, 2003)*
10.9(d)	Third Amendment to Advanced Medical Optics, Inc. 401(k) Plan.*
10.10(a)	Amended and Restated Advanced Medical Optics, Inc. 2002 Incentive Compensation Plan (incorporated by reference to Exhibit A to Proxy Statement for the 2004 Annual Meeting of Stockholders filed on April 15, 2004).*
10.10(b)	First Amendment to Advanced Medical Optics, Inc. 2002 Incentive Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on November 23, 2004).*
10.11(a)	Advanced Medical Optics, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 99.10 of Form S-8 Registration Statement filed on May 27, 2005).*
10.11(b)	Form of Nonqualified Stock Option Grant Terms and Conditions under Advanced Medical Optics, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed on May 18, 2005).*

10.11(c)	Form of Employee Restricted Unit Grant Terms and Conditions under Advanced Medical Optics, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed on May 18, 2005).*
10.11(d)	Form of Employee Restricted Stock Grant Terms and Conditions under Advanced Medical Optics, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 of Current Report on Form 8-K filed on May 18, 2005).*
10.11(e)	Form of Nonemployee Director Restricted Stock Grant Agreement under Advanced Medical Optics, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.5 of Current Report on Form 8-K filed on May 18, 2005).*
10.11(f)	Form of Performance Award Agreement under Advanced Medical Optics, Inc. 2005 Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 of Current Report on Form 8-K filed on May 18, 2005).*
10.12(a)	Advanced Medical Optics, Inc. 2002 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of Form S-8 Registration Statement filed on June 21, 2002).*
10.12(b)	First Amendment to Advanced Medical Optics, Inc. 2002 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q filed on November 2, 2004).*
10.12(c)	Amended and Restated Advanced Medical Optics, Inc. 2002 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.8 of Form S-8 Registration Statement filed on May 27, 2005.*
10.13(a)	Advanced Medical Optics, Inc. International Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of Form S-8 Registration Statement filed on June 21, 2002).*
10.13(b)	First Amendment to Advanced Medical Optics, Inc. 2002 International Stock Purchase Plan (incorporated by reference to Exhibit 10.2 of Quarterly Report on Form 10-Q filed on November 2, 2004).*
10.13(c)	Amended and Restated Advanced Medical Optics, Inc. 2002 International Stock Purchase Plan (incorporated by reference to Exhibit 99.9 of Form S-8 Registration Statement filed on May 27, 2005).*
10.14(a)	Advanced Medical Optics, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.5 of Form S-8 Registration Statement filed on June 21, 2002).*
10.14(b)	First Amendment to Advanced Medical Optics, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.4 of Quarterly Report on Form 10-Q filed on November 6, 2003).*
10.15	Advanced Medical Optics, Inc. 2005 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.15 of Annual Report on Form 10-K filed on March 2, 2005).*
10.16	Consent to Sublease and Second Amendment to Lease, dated as of May 24, 2002, by and among Andrew Place Two LLC, as landlord, Ingram Micro, Inc., as tenant and Advanced Medical Optics, Inc., as subtenant (incorporated by reference to Exhibit 10.5 of Quarterly Report on Form 10-Q filed on June 24, 2002).
10.17	Sublease Agreement, dated as of May 24, 2002, by and between Advanced Medical Optics, Inc. and Ingram Micro, Inc. for the premises located at 1700 East St. Andrew Place, Santa Ana, California 92705 (incorporated by reference to Exhibit 10.6 of Quarterly Report on Form 10-Q filed on June 24, 2002).
0.18	Information Technology Services Agreement, dated August 23, 2002, by and between Advanced Medical Optics, Inc. and Siemens Business Services, Inc. (incorporated by reference to Exhibit 10.2 of Quarterly Report on Form 10-Q filed on November 8, 2002).

10.19(a) Amended and Restated Credit Agreement, dated June 17, 2003, by and among AMO, General Electric Capital Corporation ("General Electric"), as Syndication Agent, Bank One, N.A., as Documentation Agent, Bank of America N.A., as Administrative Agent, Foreign Currency Fronting Lender and LLC Issuer, Banc of America Securities LLC ('BAS"), as Sole-Bookrunner and BAS and General Electric as Co-Lead Arrangers (incorporated by reference to Exhibit 99.2 of AMO's Current Report on Form 8-K filed June 19, 2003).

10.19(b) Amendment No. 1 and Waiver to Amended and Restated Credit Facility, dated July 18, 2003 (incorporated by reference to Exhibit 10.1 of Advanced Medical Optics Inc.'s Quarterly Report on Form 10-Q filed August 5, 2003).

10.19(c) Amendment No. 2 to Amended and Restated Credit Agreement, dated September 19, 2003 (incorporated by reference to Exhibit 10.1 of Advanced Medical Optics, Inc.'s Quarterly Report on Form 10-Q filed November 6, 2003).

10.19(d) Amendment No. 3 to June 17, 2003 Amended and Restated Credit Agreement, dated as of May 28, 2004 (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed August 3, 2004).

10.19(e) Amendment No. 4 to June 17, 2003 Amended and Restated Credit Agreement, dated as of June 15, 2004 (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed August 3, 2004).

10.20(a) Second Amended and Restated Credit Agreement dated as of June 25, 2004, among Advanced Medical Optics, Inc., as the Borrower, certain of its subsidiaries, as the Guarantors, Lehman Commercial Paper Inc., as Syndication Agent, General Electric Capital Corporation and Bank One, NA, as Co-Documentation Agents, Bank of America, N.A., as Administrative Agent, Swing Line Lender, Foreign Currency Fronting Lender and L/C Issuer, and the other lenders party thereto, and Banc of America Securities LLC and Lehman Brothers Inc., as Joint Lead Arrangers and Joint Book Runners (incorporated by reference to Exhibit 10.3 of Quarterly Report on Form 10-Q filed on August 3, 2004).

10.20(b) First Amendment to Second Amended and Restated Credit Agreement, dated as of January 7, 2005, among Advanced Medical Optics, Inc., certain of its subsidiaries, as Guarantors, Morgan Stanley Senior Funding, Inc., as Syndication Agent, JPMorgan Chase Bank, N.A., US Bank and Union Bank of California, N.A., as Co-Documentation Agents, Bank of America, N.A., as Administrative Agent, Swing Line Lender, Foreign Currency Fronting Lender and L/C Issuer, and the other lenders party thereto (incorporated by reference to Exhibit 99.1 of Current Report on Form 8-K filed on January 13, 2005).

10.20(c) Second Amendment to Second Amended and Restated Credit Agreement, dated as of May 27, 2005, among Advanced Medical Optics, Inc., the Guarantors party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, and Bank of America, N.A., as Administrative Agent, and the lenders party thereto (incorporated by reference to Exhibit 99.1 of Current Report on Form 8-K filed on May 31, 2005).

10.21(a) Term Loan Facility Agreement, dated September 24, 2003, by and among AMO Japan, K.K. as Borrower, Advanced Medical Optics, Inc., as Guarantor, Bank of America N.A., Tokyo Branch, as Lender and Agent and the Lenders named therein (incorporated by reference to Exhibit 10.2 of Advanced Medical Optics, Inc.'s Quarterly Report on Form 10-Q filed November 6, 2003).

10.21(b) Agreement to Amend Term Loan Facility Agreement, dated February 27, 2004 (incorporated by reference to Exhibit 10.27(b) of Advanced Medical Optics, Inc.'s Annual Report on Form 10-K filed March 12, 2004).

10.21(c) Agreement to Amend Term Loan Facility Agreement, dated as of April 28, 2004, by and among AMO Japan K.K., Advanced Medical Optics, Inc., Bank of America, N.A., and the Lenders named therein (incorporated by reference to Exhibit 10.3 of Advanced Medical Optics, Inc.'s Quarterly Report on Form 10-Q filed May 3, 2004).

10.22 Manufacturing and Supply Agreement, dated November 10, 2003, by and between Advanced Medical Optics, Inc. and Nicholas Piramal India Limited (confidential portions have been omitted and filed separately with the Commission) (incorporated by reference to Exhibit 10.28 of Annual Report on Form 10-K filed on March 12, 2004).

10.23 Stock and Asset Purchase Agreement, dated as of April 21, 2004, by and between Pfizer Inc. and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q filed on May 3, 2004).

10.24 Commitment Letter, dated as of April 21, 2004, by and among Bank of America, N.A., Banc of America Securities LLC, Lehman Commercial Paper Inc., Lehman Brothers Inc., and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.2 of Quarterly Report on Form 10-Q filed on May 3, 2004).

10.25(a) Agreement and Plan of Merger, dated as of November 9, 2004, by and among Advanced Medical Optics, Inc., Vault Merger Corporation, and VISX, Incorporated ("VISX Merger Agreement") (incorporated by reference to Exhibit 2.1 of Current Report on Form 8-K filed on November 10, 2004).

10.25(b) Amendment No. 1, dated as of December 3, 2004, by and among Advanced Medical Optics, Inc., Vault Merger Corporation, and VISX, Incorporated), to amend the VISX Merger Agreement (incorporated by reference to Exhibit 2.2 of Form S-4 Registration Statement filed on December 6, 2004).

10.25(c) Amendment No. 2, dated as of March 17, 2005, by and among Advanced Medical Optics, Inc., Vault Merger Corporation, and VISX, Incorporated, to amend the VISX Merger Agreement, as amended (incorporated by reference to Exhibit 2.1 of Current Report on Form 8-K filed on March 22, 2005).

10.26 VISX, Incorporated 2001 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 99.2 of Form S-8 Registration Statement filed on May 27, 2005).*

10.27 VISX, Incorporated 2000 Stock Plan (incorporated by reference to Exhibit 99.4 of Form S-8 Registration Statement filed on May 27, 2005).*

10.28 VISX, Incorporated 1995 Director Option and Stock Deferral Plan (incorporated by reference to Exhibit 99.5 of Form S-8 Registration Statement filed on May 27, 2005).*

10.29 VISX, Incorporated 1995 Stock Plan (incorporated by reference to Exhibit 99.6 of Form S-8 Registration Statement filed on May 27, 2005).*

10.30 Lease dated July 16, 1992 between VISX, Incorporated and Sobrato Interests, a California limited partnership, as amended on October 2, 1992, March 8, 1996 and March 29, 2002 (incorporated by reference to Exhibit 10.7 of VISX, Incorporated's Current Report on Form 8-K filed on November 18, 2004).

21.1 Subsidiaries of the Registrant.

23.1 Consent of Independent Registered Public Accounting Firm.

24.1 Power of Attorney (included as part of the signature page).

31.1 Certification of James V. Mazzo pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Richard A. Meier pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of James V. Mazzo and Richard A. Meier pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

SCHEDULE II

ADVANCED MEDICAL OPTICS, INC.

VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

(IN MILLIONS)

Allowance For Doubtful Accounts	Balance at Beginning of Year	Additions[(a)]	Deductions[(b)]	Balance at End of Year
2005	$ 7.4	$ 2.6	$ (0.9)	$ 9.1
2004	8.6	2.3	(3.5)	7.4
2003	5.5	3.1	—	8.6

(a) Includes $2.0 million additions from VISX Acquisition and $0.6 million charged to earnings in 2005.
(b) Accounts written off.


Arriving in London on the red-eye to deal with a major client crisis. Sorting through the 42 new e-mail messages that arrived while I was in the air. Punching my PIN into the airport ATM machine. Setting my watch to the local time. Getting from one continent to another is infinitely more efficient now that I have hassle-free 20/20 vision. I never realized what I'd been missing: more time, convenience and confidence.



Getting up in the wee hours of the morning and being able to see my bedside clock. Reading the dosing instructions on a box of antihistamines. Giving myself a close shave. Enjoying the sports section of the morning newspaper. It's the ease of doing millions of everyday things without first reaching for a pair of glasses that I now appreciate most. With clear vision, I also feel younger, more energetic and ready to take on the day.

Baby boomers are now between the ages of 42 and 60, the period in life when presbyopia and/or cataracts begin to alter visual function. Baby boomers see age as a lifestyle choice rather than a chronological imperative, and they have the money to spend to maintain their vitality, youthfulness and vision.

CATARACT/IMPLANTS

Presbyopia and cataracts are the most common age-related vision disorders. As we get older, most of us also experience increased spherical aberration, which diminishes the crispness of our vision and makes it more difficult to see clearly in low light. In the past, surgeons had one way to treat cataracts: implanting conventional IOLs that restored vision loss and corrected distance vision. There were no meaningful solutions for addressing presbyopia or reducing spherical aberration. Recently, however, new IOL technologies and health care reimbursement changes have created a paradigm shift—from simply treating every cataract patient the same way to optimizing each patient's visual function based on his or her individual needs. AMO has powerful IOL technologies that are leading the way, including:

▷ Tecnis®: The only wavefront-designed IOL approved by the FDA to reduce spherical aberration and improve functional vision as demonstrated via night driving simulator performance when compared to a conventional IOL. For cataract patients who don't object to wearing glasses but desire sharp vision for performing daily activities, particularly in low light, the Tecnis® IOL is an excellent choice. Recognizing the Tecnis® IOL's proven clinical advantages and superiority, the Centers for Medicare and Medicaid Services (CMS) recently deemed it a "new technology IOL," which qualifies it for an additional Medicare reimbursement in ambulatory surgery centers.

▷ ReZoom®: A multifocal IOL designed to provide near, intermediate and distance vision. In clinical studies, ReZoom® IOL patients were able to function comfortably without glasses in most situations. The ReZoom® IOL, approved by the FDA in 2005, is particularly well suited for cataract patients whose lifestyles favor intermediate (using a computer) and distance (driving, playing sports) vision needs. The ReZoom® IOL is covered under the landmark 2005 CMS ruling, which provides Medicare beneficiaries access to presbyopia-correcting IOLs through patient-shared billing. Under this rule, Medicare pays for the standard cataract portion of the lens and procedure, and the patient pays an additional amount to upgrade to a ReZoom® lens.

▷ Tecnis® Multifocal: A multifocal IOL design that builds on the unique Tecnis® monofocal technology for improved functional vision. The Tecnis® Multifocal IOL uses a diffractive interference pattern to create multiple focal points on the retina and reduce patients' dependency on glasses across far and near distances. The Tecnis® Multifocal IOL, currently available in certain international markets, has proven superior to competing lenses in terms of reading acuity and reading speed.[6] The Tecnis® Multifocal IOL, which is slated for launch in the U.S. in late 2007, is also expected to qualify for Medicare patient-shared billing.

Surgeon Outlook for Multifocal IOL Usage

Increasing demand for multifocal IOLs was illustrated in a recent 600-surgeon survey at an American Academy of Ophthalmology meeting. Asked "In 2006, what percent of your lenticular implants will be multifocal IOLs?" nearly 70% said they expected multifocal IOLs to represent between 5% and 50% of their total implants.


Over 50%
6%
21%-50%
25%
5%-20%
42%
Under 5%
27%

Source: AAO Lenticular Refractive CME Symposium, 2005

[6] Prospective, randomized study by Dr. Werner Hütz, 2005.

Poor vision from cataracts affects more than half of all adults over age 60. Cataract surgery is the most common procedure performed in the world today. New advancements in lens technologies have shifted the focus from simply treating cataracts to providing vision that optimizes the patient's quality of life.

Cataract surgery is evolving to become an effective form of refractive correction and is creating new opportunities for patients, practices and AMO. For this new paradigm to succeed, surgeons must be able to satisfy a full range of patient needs, which vary depending on lifestyle, physiology and refractive condition.

Our diverse suite of technologically advanced products means that we have more to offer surgeons than any competitor. Moreover, we pioneered the presbyopia-correcting IOL market (introducing the first-ever multifocal IOL in the late 1990s) and we are the global LASIK market leader. As such, we have the extensive knowledge and experience to help surgeons effectively combine cataract and refractive disciplines, and integrate these new IOL technologies into their practices.

Finally, we provide the other vital technologies that optimize surgical outcomes. Our proprietary Sovereign® phacoemulsification system with WhiteStar® software technology — an ultrasonic device that emulsifies and extracts the patient's cloudy lens — is clinically proven to produce a clearer cornea the first day following surgery. The breadth of our Healon® line of viscoelastics — used to create space, move tissue and protect delicate ocular surfaces during surgery — is unmatched in the industry. Providing exceptional clarity, reliability and performance, our Healon® viscoelastic offerings combine to meet a full range of surgeon preferences and techniques.

LOOKING AHEAD

The pace of innovation within our industry requires a constant commitment to the development of new technologies. Ours is apparent in the AMO "firsts" that continue to shape and grow the markets we serve. For example, we were responsible for the market's first contact lens care product to remove protein deposits and the first multipurpose solution designed to alleviate contact lens discomfort and dryness. Our team introduced the first ophthalmic viscoelastic, FDA-approved foldable IOL, multifocal IOL and micropulse phacoemulsification technology, among other things. And, we've led the development of the laser vision correction market, with the first FDA-approved treatment for astigmatism and hyperopia, the first and only FDA approval for variable

Trends in Older Population Totals
(percent of total population)

The aging of the population, especially in Europe, North America and parts of Asia, is expected to spur significant demand for technologies that address common age-related vision disorders such as cataracts and presbyopia.

Source: U.S. Census Bureau, International Data Base, 2004



25%
20%
15%
10%
5%
0
14.7
17.6
23.5
20.0
14.7
12.0
12.4
7.8
5.9
2000
2015
2030
Europe
North America
Asia


Watching silvery needle-fish dart about in perfect unison. Getting face-to-face with a clown fish. Admiring the intricacies of ancient coral reefs. I've always been enchanted by the spectacular carnival of marine life just below the water's surface. Whether I'm snorkeling in the Great Barrier Reef or exploring the local tide pools with my grandchildren, the experience is all the richer now that I have clear, crisp vision.

AMO is focused on large and growing markets, our products are technologically competitive and our pipeline includes new innovations across each of our three product lines — eye care, laser vision correction and cataract/implants.


$29.9
$37.4
$45.6
$61.6
02
03
04
05

R&D Investment
(in millions)

R&D spending has risen more than 100% since 2002, reflecting AMO's increased investment in new technologies with market-changing potential across each of its product lines.

spot scanning, the industry's broadest range of FDA-approved custom, wavefront-guided treatment indications and the first FDA-approved, fully automated Iris Registration technology.

We continue to build upon this rich heritage of innovation. Our investment in R&D is up more than 100% since 2002 and we are focused on breakthrough technologies with market-changing potential. For example, we are preparing to enter the over-the-counter dry eye market soon with an artificial tear product. A chronic, under-diagnosed condition that intensifies with age, dry eye fits perfectly within our growth strategy. It builds on our core competencies in formulation chemistry and eye care manufacturing, leverages our practitioner-focused approach to the market and addresses multiple generations within our Vision Care Life Cycle. We expect to ultimately provide practitioners and patients a full suite of dry eye products to treat a broad range of needs — from moderate to severe.

In addition, we are dedicating significant R&D resources to identify corneal and intraocular advancements for the correction of presbyopia. For example, we are working on a CustomVue® procedure for hyperopic presbyopes. In the next several years, we expect to launch Presby-LASIK™, another wavefront-guided treatment for presbyopia. Already approved for use in Europe, this procedure has the potential to address the enormous and largely unmet needs of younger, pre-cataract presbyopes.

Intraocular innovations we're pursuing include the U.S. introduction of the Tecnis® Multifocal IOL, which is already a leading presbyopia-correcting IOL in Europe and parts of Asia Pacific. In the next three to four years, we expect to introduce an accommodating IOL, which mimics the natural movement of a youthful, pre-presbyopic human lens. Beyond core IOL technologies, we are also working on our next-generation phacoemulsification system that builds on our proprietary WhiteStar® technology. And, we are preparing to launch Healon® D viscoelastic, a unique dispersive viscoelastic that expands our already broad offering.

In summary, AMO is focused on large and growing markets, our products are technologically competitive and our pipeline includes new innovations across each of our three product lines: eye care, laser vision correction and cataract/implants. We know these strengths will fortify our leadership positions in the markets we serve and allow us to expand the breadth and depth of our Vision Care Life Cycle.

We are fortunate to have an outstanding team of professionals around the globe who are committed to taking AMO to new heights. We wish to thank our 3,500 employees for the enthusiasm, talent and commitment they exhibit every day and for the contributions they make to AMO's success. We also wish to express our gratitude to our customers for the loyalty and trust they place in us. Finally, we thank our stockholders for their continued interest in AMO.

Sincerely,

William R. Grant
Chairman

James V. Mazzo
President and Chief Executive Officer

Leadership

Board of Directors

William R. Grant, Chairman
Committees: Audit & Finance; Organization, Compensation & Corporate Governance
Mr. Grant is co-founder and vice chairman of Galen Associates, Inc., a venture capital firm in the health care industry.

Christopher G. Chavez
Committees: Organization, Compensation & Corporate Governance; Science & Technology
Mr. Chavez is president and chief executive officer of Advanced Neuromodulation Systems, a division of St. Jude Medical, Inc.

Elizabeth H. Dávila
Committee: Science & Technology
Before her retirement, Ms. Dávila was chairman and chief executive officer of VISX, Incorporated, which AMO acquired in May 2005.

William J. Link, Ph.D.
Committees: Audit & Finance; Science & Technology
Dr. Link is managing director and co-founder of Versant Ventures, a venture capital firm focused on early-stage health care companies.

James V. Mazzo
Committee: Science & Technology
Mr. Mazzo is president and chief executive officer of AMO.

Michael A. Mussallem
Committees: Organization, Compensation & Corporate Governance; Science & Technology
Mr. Mussallem is chairman and chief executive officer of Edwards Lifesciences Corporation.

Deborah J. Neff
Committees: Audit & Finance; Science & Technology
Ms. Neff is president and chief executive officer of Predicant Biosciences, Inc. (formerly Biospect, Inc.).

James O. Rollans
Committees: Audit & Finance; Organization, Compensation & Corporate Governance
Before his retirement, Mr. Rollans served as a director and executive of Fluor Corporation.

Executive Officers

James V. Mazzo
President and Chief Executive Officer

Sheree L. Aronson
Vice President, Corporate Communications & Investor Relations

Leonard R. Borrmann
Senior Vice President, Research & Development

Robert F. Gallagher
Senior Vice President and Chief Accounting Officer

Holger Heidrich, Ph.D.
Corporate Vice President and President, Cataract/Implants Group

Richard A. Meier
Executive Vice President, Operations, President, Eye Care Group and Chief Financial Officer

Francine D. Meza
Senior Vice President, Human Resources

Peter P. Nolan
Senior Vice President, Manufacturing

Douglas H. Post
Corporate Vice President and President, Laser Vision Correction Group

Jane E. Rady
Corporate Vice President, Strategic & Corporate Development

C. Russell Trenary III
Corporate Vice President and Chief Marketing Officer

Aimee S. Weisner
Corporate Vice President, General Counsel and Secretary

Corporate Headquarters

1700 E. St. Andrew Place
Santa Ana, CA 92705
(714) 247-8200
E-mail: investors@amo-inc.com
Internet: www.amo-inc.com

Transfer Agent and Registrar

Mellon Investor Services, LLC
Newport Office Center VII
480 Washington Boulevard
Jersey City, NJ 07310
(800) 852-2179 Domestic
(201) 329-8660 International
Internet: www.melloninvestor.com

Form 10-K

A copy of AMO's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is attached or available through our Web site at www.amo-inc.com or without charge by contacting:

Investor Relations

Erika Richmond
Phone: (714) 247-8348
E-mail: investors@amo-inc.com

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of Advanced Medical Optics, Inc. will be held at its corporate headquarters, 1700 E. St. Andrew Place, Santa Ana, CA 92705, on May 25, 2006, at 10:00 a.m.

Corporate Governance

For more information on AMO's Corporate Governance Guidelines, Code of Ethics, Committee Charters and other key information, please visit our Web site at www.amo-inc.com.

Market Prices of Common Stock and Dividends

The following table shows the quarterly price range of the common stock during the periods listed. AMO declared no dividends in 2003–2005.

Calendar	**2005**		**2004**		**2003**	
Quarter	High	Low	High	Low	High	Low
First	$44.53	$35.91	$24.73	$20.04	$13.65	$11.30
Second	40.90	35.00	42.89	23.90	17.65	12.90
Third	43.30	37.25	42.67	34.84	18.91	15.26
Fourth	44.00	32.04	43.69	35.77	20.67	17.21

AMO common stock is listed on the New York Stock Exchange and is traded under the symbol "EYE."

The approximate number of stockholders of record was 4,722 as of February 28, 2006.

Advanced Medical Optics, Inc. has a continuing policy to ensure that fair and equal employment opportunities are extended to all persons without regard to race, color, religion, sex, age, marital status, sexual orientation, national origin, disability or veteran's status. AA/EOE M/F/D/V

Trademarks

Except as set forth below, all product names appearing in this report are trademarks or service marks that are owned by, licensed to or promoted by Advanced Medical Optics, Inc., its subsidiaries or affiliates in the United States and other jurisdictions. The following AMO trademarks appear in this report: *The AMO® Logo, COMPLETE®, CUSTOMVUE®, HEALON®, OXYSEPT®, REZOOM®, SOVEREIGN®, STAR S4 IR®, TECNIS®, VERISYSE®, VISX®, VISX UNIVERSITY®, WAVESCAN®, WAVESCAN WAVEFRONT®, WHITESTAR®, BLINK™, BLINK CONTACTS™, COMPLETE MOISTUREPLUS™, OXYSEPT 1 STEP™ and PRESBY-LASIK™. AMADEUS is a registered trademark of SIS AG, Surgical Instruments Systems.*

Certifications

In 2005, our CEO submitted the required certification to the New York Stock Exchange. In 2005, we filed all CEO/CFO certifications required under the Sarbanes-Oxley Act as exhibits to our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Any statements in this report that refer to AMO's estimated or anticipated future results, including, by way of example only, statements regarding aspirations for growth and expected markets and demographics; discussions of the R&D pipeline, discussions of potential uses for the Company's technology and products, future products, future product approvals, or future approvals for indications regarding previously approved products; and plans for clinical trials and regulatory filings are forward-looking statements.

All forward-looking statements in this report reflect the Company's current analysis of existing trends and information and represent the Company's judgment only as of the date of this report. Actual results may differ from current expectations based on a number of factors affecting AMO's businesses, including changing competitive, regulatory and market conditions; the timing and uncertainty of the results of both the research and development and regulatory processes; domestic and foreign health care and cost containment reforms; technological advances and patents obtained by competitors; the performance, including the approval, introduction and consumer acceptance of new products and continuing acceptance of currently marketed products; the effectiveness of consumer advertising and promotional campaigns; the timely and successful implementation of strategic initiatives; the uncertainty associated with the identification of and successful consummation and integration of external corporate development transactions; and AMO's ability to obtain and maintain a sufficient supply of its products to meet market demand in a timely manner. In addition, matters generally affecting the economy, such as changes in interest and currency exchange rates, consumer confidence and the state of the economy worldwide, can affect the Company's results. Therefore, the reader is cautioned not to rely on these forward-looking statements. The Company disclaims any intent or obligation to update these forward-looking statements. Additional information concerning the factors that affect AMO's businesses can be found in AMO press releases as well as its periodic public filings with the Securities and Exchange Commission. In particular, the discussion under the heading "Risk Factors" in AMO's 2005 Form 10-K provides additional information.

AMO®
ADVANCED MEDICAL OPTICS

ADVANCED MEDICAL OPTICS, INC.
1700 E. ST. ANDREW PLACE
SANTA ANA, CALIFORNIA 92705
WWW.AMO-INC.COM